Exhibit 99.2

Aeropuertos Argentina 2000 S.A.

Annual Report and Individual Financial Statements

At December 31, 2022 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format

AEROPUERTOS ARGENTINA 2000 S.A.

ANNUAL REPORT

PRESIDENT´S LETTER

As every year, we present the performance and the main actions implemented in the year by Aeropuertos Argentina 2000 S.A. (hereafter the “Company” or “AA2000”) to the people, institutions, companies and organizations with which the Company has a link.

Having overcome the context of the pandemic at a global and local level, and after most of the restrictions and requirements for international traffic in the country had been lifted at the end of 2021, passenger traffic during 2022 has experienced a great level of recovery. Domestic traffic already operates at levels similar to pre-pandemic, while the international segment continues on the recovery path. We expect the recovery of the level of activity to continue consolidating during 2023.

During the pandemic, we have taken important actions aimed at strengthening the financial position of the company that allowed us to face the drop in activity and simultaneously successfully reach various milestones in the fulfillment of financial and contractual commitments. Having achieved financial stability, in 2022 we have focused on developing the business and infrastructure, in line with our works plan. Within the framework of this plan, we have carried out several works at the airports in the interior that have already been completed during 2022, and by 2023, we will continue advancing with a view to developing and modernizing the country's airport infrastructure.

The Report accounts cross-sectionally for our contribution to the development of the country with financial and non-financial information that strengthens profitability, the brand, the passenger experience, labor relations and society in general. The Company's Report was prepared with the objective of showing the integral management of our business with a look at the economic, social and environmental impacts.

Thus, in compliance with the legal and statutory provisions we submit to the consideration of the Shareholders this Report, the Inventory, the statement of comprehensive income, financial situation, changes in equity, cash flow, the respective notes that they are complemented by the consolidated statements of comprehensive income, financial position, changes in equity, cash flow, the respective notes that supplement them, the Reports of the Auditors and the Reports of the Supervisory Committee for Fiscal Year No. 25 completed on December 31, 2022.

MARTÍN EURNEKIAN

Presidente de Aeropuertos Argentina 2000

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

MEMORY SCOPE

The 2022 Annual Report of the Company accounts for financial and economic performance, and the generation of social and environmental impact of the company from January 1 to December 31, 2022. It has a direct focus on shareholders and investors, as well as all its key publics: employees, unions, shareholders, airlines, contractors and providers, passengers, customers, community, media, chambers, public sector, civil society and intervening bodies.

In this way, in the same document, it consolidates financial and non-financial information, accounting for the importance of sustainable development in the strategy of the business.

OUR AMBITION AND PROPOSAL

In 2022, the management team defined promoting the business strategy focused on the passenger. This strategy is dynamic; we continue to review it periodically so that it is aligned with our business management. For this reason, in 2022 we reviewed our strategic pillars including, with greater prominence, the dimension of sustainability and inclusion as a priority.

Purpose

Facilitate the connection of people, goods and cultures to contribute to a better world.

Ambition

To be leaders and referents of the industry, loved by our clients, employees and stakeholders, to be sustainable in the long term.

Strategic axes

Exceed the expectations of our customers.

Lead the construction of a virtuous ecosystem.

Operate with security and efficiency.

Strengthen a culture of innovation, agility and inclusion.

Declaration of sustainability

At AA2000 we have an eye on the people and the environment where we live. We focus on the management based on the satisfaction of our passengers, companions and collaborators to guarantee a quality service, cutting-edge infrastructure, security, accessibility; with the aim that we all live a pleasant experience within our terminals.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

We have a strong commitment to the communities of the destinations where our airports are located. To do this, we develop programs in partnership with key actors to respond comprehensively to their demands and generate real opportunities; promoting inclusive employment through health, education, art and culture as tools for social growth; and taking care of the environment with a strategy focused on reducing the carbon footprint and responsible management of natural resources.

Thus, from our business, we connect millions of people, assuming our role as a key player in our country and committed to sustainable development.

Progress of the commitment to sustainability

Aeropuertos Argentina 2000 has the mission of advancing on the path of sustainability, with responsible management of the economic, social and environmental impact generated by our actions. For this reason, it seeks to make this concept a transversal and strategic vision for the business.

From our management we seek to generate a positive change in the communities where we are present. For this reason we are committed to the Sustainable Development Goals (SDG) to actively contribute to the 2030 Agenda for the comprehensive well-being of our country and the world.

Within this framework, during 2022 the principles of a Sustainability Strategy for the company were outlined, with pillars of action defined based on the issues with which it generates a greater contribution to sustainable development; leveraging our business units, key areas of the company, the airport ecosystem, communities and multi-sector alliances.

With this focus on the triple impact is how the Company wants to connect Argentina with the other countries.

Impact Indicators	2022	2021
Financial capital
Investment (*)	$21,995,877,987	$10,705,174,796
EBITDA (*)	$49,010,724,912	$16,079,721,391
Income for the year (*)	$40,638,030,971	$(4,963,622)
Industrial capital
Passengers traffic	32,699,846	12,823,903
Cargo Traffic (tn)	181,304	174,263
Aircraft traffic	370,753	218,560
Active Airlines	40	33
Airports	35	35
Intellectual capital
Training hours	20,716	20,309
Average hours per employee	9 hs	10 hs
Human capital
Quantity of employees	2,531	2,497
People from vulnerable groups included	6	6
Percentage of employees under collective agreement	64%	66%
Social and reputational capital
Private social investment	$143,671,740	$57,475,472

(*) The figures are presented in homogeneous currency as of December 31, 2022

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

OVERALL CONTEXT OF THE COMPANY

During the year 2022, the Company took the necessary steps to comply with the commitments assumed in the Technical Conditions for the Extension approved by Decree 1009/20 and ORSNA Resolution No. 60/21.

For this reason, by means of a meeting dated March 10, 2022, the redemption of all the preferred shares belonging to the National State was approved. On August 29, 2022, the total payment of the preferred stock redemption program was completed for $21,114,353,122.

Likewise, the Company has made its best efforts by carrying out various procedures with banks, entities and financial advisors to obtain the financing required in order to achieve the maximum advantage capable of obtaining. This implies the greatest possible availability in the market in order to count in advance with funds in the "Equity of Affectation for the Financing of Works that make up Group A of the SNA" and in the "Equity of Specific Affectation for the Reinforcement of Substantial Investments of Group A".

The Company complied with the regularization plan for the payment of amounts owed corresponding to the specific allocation of concession income, because of the pandemic declared by the COVID-19 virus.

MEMBERS OF MANAGEMENT

Board of Directors

Position Held [1]	Name	Age Group	Status	First Appointment
President	Martín Francisco Antranik Eurnekian	30-50	Executive	04/26/2017
Vice-President	Antonio Matías Patanian	+50	Executive	04/21/2014
Director	Máximo Luis Bomchil	+50	Non-independent	04/24/2009
Director	Orlando J. Ferreres	+50	Independent	04/25/2016
Director	Jorge González Galé	+50	Independent	04/25/2016
Director	Agustín Herrera	30-50	Non-independent	08/10/2021
Director	Aníbal José Pittelli	+50	Independent	12/10/2020
Director	Gustavo Pablo Lupetti	+50	Executive	05/29/2008

[1] All the members of the board are Argentines.

The Supervisory Commission is made up of regular Syndics: Patricio Alberto Martin, Tomás Miguel Araya and Alejandro Esteban Messineo. Alternate Syndics: Francisco Martín Gutiérrez, Federico Campolieti and Ariadna Laura Artopoulos.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

ETHICS AND TRANSPARENCY

The Company has different tools and channels of dialogue that allow to guarantee the transparency, clarity and seriousness of our processes.

1.	Compliance area.

The role of the Compliance is to ensure compliance with the values set out in the Code of Conduct: Trust, Professionalism, Respect, Honesty, Transparency, Commitment, Legality, ensuring ethical conduct by all employees of AA2000 in its daily performance, as well as that of its business partners, aligning its behavior to the highest ethical standards. This not only covers adherence and compliance with current regulations but also the company's internal policies and procedures that establish the guidelines for conduct with our investors, shareholders, employees, customers, suppliers, the environment, institutions and public bodies. and private, as well as with the entire community.

This ethical business model also leads to higher profitability by ensuring one of our main values, our reputation.

To achieve this goal, this Area has as its main actions three fundamental axes:

-	prevention, through the adoption of mechanisms and tools that generate a culture of integrity and serve as a fundamental guide for business development;

-	risk management with a risk assessment appropriate to the global and local context, but above all to the industry in particular;

-	the remedial measures that establish what consequences should be applied to those behaviors that imply behavior contrary to our Code of Conduct or contrary to the laws and regulations in force.

Continuing with the objective of establishing more clearly the scope of the area's responsibilities, as well as promoting the growth and solidity of compliance and development of the AA2000 Integrity Program, during 2022 the different compliance processes and actions were carried out through the new structure made up of the AA2000 Integrity Manager and team, reporting directly to the AA2000 CEO and the CAAP Compliance Manager

2.	Code of Conduct

Its purpose is to establish guidelines governing the ethical behavior of all members of the Company (directors, trustees, committee members and employees) and ensure that they are observed effectively in order to maintain a highly professional behavior and integrity, not only within the Company but also in relations with clients, permit holders, suppliers, subcontractors, agents, consultants, public authorities, the business community, regulatory agencies and society in general.

In order to ensure compliance with it, AA2000 has implemented as a guideline the signing of the Commitment Mission by all employees, through the DocuSign tool, whose level of compliance at December 31, 2022 is 87.58%, including all incoming staff.

In addition, integrity clauses were incorporated into the text of contracts with third parties, informing suppliers and permit holders of the existence of a Code of Conduct and related policies and also requesting their acceptance and commitment to comply.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

3.	Whistleblowing Channel Policy

AA2000 encourages any employee, business partner or third party that detects or suspects a breach of the Code of Conduct and related policies to report it through the Complaint Channels enabled.

The policy establishes the responsibilities, the procedure, and the guarantees for the making and treatment of complaints, its pillars being confidentiality, the option of anonymity, and zero tolerance for retaliation.

The Complaints Committee, made up of the Integrity Manager, the Internal Audit Manager and the Chairman of the Audit Committee, are in charge of coordinating the complaint investigation process and monitoring each case.

The treatment of each complaint includes the prior evaluation of the nature of the assets and values affected, the investigation process (it can be carried out by an interdisciplinary team in order to provide technical knowledge and suitability required for the proper development of the investigation), the conclusion and definition of an action plan if applicable.

During 2022, an extensive communication campaign of the Complaints Channel was carried out for all AA2000 personnel, through digital media (email, intranet) and flyers placed in different physical spaces of the Airports.

4.	Conflict of Interest Prevention Policy.

The company has this policy, the objective of which is to establish the guidelines on the behavior that collaborators of AA2000 must assume when a conflict of interest arises.

This type of conflict arises when an a collaborator, by virtue of certain commercial, professional, labour or family ties, puts or may put their personal or third-party interests before those of the Company and when said personal interests influence or may influence their commercial criteria, your decisions or actions.

To prevent or manage this type of risk, the company establishes the procedure by which collaborators must declare the existence of any of these links through a declarative regime.

Regarding compliance with the submission of sworn statements, in 2022 a campaign of declaration recertification was carried out, which reached a compliance level of 91% based on the AA2000 personnel reached.

5.	Gifts Policy

The Society approved this policy that aims to regulate the granting and reception of gifts and services in the workplace, as well as the performance of donations and charitable contributions in a transparent manner, without obtaining advantages or exercising undue influence, to ensure the construction of relationships intact.

It covers both the Collaborators and their Commercial Partners and establishes the procedure for the declaration and approvals applicable to each case, as well as limits, prohibitions, cases in which prior authorization is required, declaration forms and self-assessment questions.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

6.	Policy for the Prevention of Misuse of Privileged Information

The aim of this policy is to establish the guidelines that will help employees, and anyone who for his work, profession or function is in privileged information, to meet their obligations according to the legislation and regulations on Securities in force in Argentina and in the jurisdictions in which the Securities of the Company and its related companies are issued or marketed.

7.	Relationship with Third Parties: Due Diligence

The Procedure for the Due Diligence of Suppliers and Concessionaires contemplates the conditions under which an initial or enlarged evaluation of risks of the Third Party must be carried out based on the weighting of different factors, background search, and other actions aimed at achieving an in-depth knowledge of the party and assess the feasibility of the recruitment. In addition, by submitting statements, third parties agree to comply with our Code of Conduct.

During 2022, due diligence was carried out on 237 suppliers and 212 permit holders, thus ensuring and accompanying the AA2000 business processes.

Likewise, the Due Diligence procedure was extended for candidates who participate in personnel selection processes, for which 79 reviews were carried out.

8.	Relationship with Related Parties: Control

The Company identifies transactions with related parties and has internal regulations for its treatment in the audit committee. Additionally, it adheres to the procedure of its controlling party to identify them in a timely manner and ensure the arm's length conditions of the transaction.

9.	Communications

The Integrity area develops annually a communications plan through which it generates information about policies, guidelines and Integrity initiatives in a clear, direct and transparent way for all employees and third parties.

In line with the above, during 2022 the Integrity area carried out communication campaigns in relation to:

▪	Complaints Channel

▪	Conflict of Interest Prevention Policy and its declarative regime (DDJJ)

▪	Use of Resources

▪	Work Environment

▪	Gifts and Hospitality Policy

Likewise, the first communication campaign to suppliers was carried out, through the delivery of an integrity message signed by the CEO of the company.

10.	Trainings

The Company has a training plan on Ethics and Integrity based on various training formats about the AA2000 Integrity Program, such as face-to-face classes, remote, e-learnings, etc.

During 2022, the company has completed the planned training plan, of which we highlight the following:

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

-	Training on the Integrity Program, face-to-face and remote. Aimed at hierarchical personnel (Directors, Managers and others).

-	e-learning in the Integrity Program, through the corporate platform Mi Aprendizaje, intended for all employees.

-	Training on Labor Environment, face-to-face and remote. Aimed at Business Unit.

-	Training on the Due Diligence procedure for permit holders, remote. Aimed at the commercial area.

Of the previously detailed activities, we highlight the e-learning in the Integrity Program, which was completed by more than 1,700 collaborators, with satisfactory results. This activity was established as mandatory for all new employees of AA2000.

ECONOMIC PERFORMANCE

Closing this financial year, and given the scenario detailed in the General Context of the Company section, we have generated income of $112,055,914,843. The net result for the year ended December 31, 2022 showed a profit of $40.638.030.971 and net worth as of that date reached $139.487.495.104.

During 2022 there was a strong recovery in activity, after more than two years in which the COVID 19 pandemic had a very negative effect on passenger volume. The reactivation, which had begun in the last quarter of 2021, when the limits to the international operation were lifted, and borders were reopened to foreign travelers with a full vaccination schedule, continued at a sustained pace during 2022. Year after year, the volume of passengers grew 155%.

International passengers, which until the third quarter of 2021 had been below 10% compared to 2019 levels (with the exception of the months in which travel restrictions had been relaxed) grew steadily throughout the year to exceed 80% by the end of 2022. Domestic passengers, for their part, had an even greater recovery partly leveraged by tourism programs at the national level, and in December 2022 they reached almost the same level as in 2019.

On the other hand, during 2022 the Company advanced with the development of infrastructure according to the committed investment plan, and the works that had been interrupted during the pandemic were resumed, mainly the completion of the New Ezeiza Departures Terminal.

Likewise, continuing the strategy of strengthening the company's financial situation and funding commitments, the company's cash was reinforced through the issuance of dollar-linked NOs in the local capital market for an amount of US$ 138 million with final maturity in 2032, and additional NOs for a total of US$86 million with a final maturity between 36 and 48 months.

INFRASTRUCTURE

During the financial year 2022, projects and works have been carried out in the different concessioned airports.

Ezeiza International Airport

The following works are in execution, with paralysis due to the pandemic:

-	New Control Tower. (Project and supervision of AA2000);

-	Ring beacon and main electrical substation.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

In execution after the stop due to the pandemic:

-	New Parallel Shooting to Header 35;

-	TWY beacon to Header 35; and

-	Departures Building - Hall B and Zeppelin.

Jorge Newbery Airport

The work is in progress:

-	Exterior works - sidewalks - landscaping - coastal landfill and underground parking;

-	New South Taxiing System and Adaptation of the South Strip, Sanitary Network and Sewage in Cabecera Sur. In this work, work related to the sanitary network outside the concession area continues; and

-	Expansion of the South Platform – Stage 2.

Works are underway that will allow the execution of the expansion works of the New North Platform:

-	Works for the relocation of agencies and permit holders to cancel the use of Sector C.

Demolition Sector C has been completed.

The launches of the works have been made:

-	Expansion of the North Platform.

Posadas Airport

The following works finished in October:

-	Rehabilitation of Runway 01-19, Taxiing and Platform with adaptation of security strip; and

-	New high-intensity beaconing system for runway 01-19.

Santa Rosa Airport

The works are in progress:

-	Remodeling and expansion of the passenger terminal.

The following works are finished:

-	Rehabilitation of Runway, Taxiing and Platform; and

-	New beaconing system.

San Rafael Airport

The launches of the works have been made:

-	Rehabilitation of Runway, Taxiing and Platform; and

-	New beaconing system.

Comodoro Rivadavia Airport

The New Beaconing work is in the process of being terminated due to lack of reactivation, after the stoppage due to the pandemic.

Cordoba airport

The following works are in execution, with paralysis due to the pandemic:

-	Beaconing for runway 18-36; and

-	Atmospheric discharge protection system.

In the process of termination due to lack of start after the stoppage due to the pandemic. The following works are to be tendered subsequently:

-	Expansion of the parking lot;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Iguazú airport

After the stoppage due to the pandemic ended, the following works are underway:

-	Remodeling and expansion of the passenger terminal; and

-	New Parking.

Bariloche airport

The Remote Platform Expansion work is underway.

San Fernando airport

The work of the New Control Tower is in execution, after paralysis due to the pandemic.

San Juan airport

The remodeling work of the passenger terminal is underway.

La Rioja airport

The works are in the process of being terminated, due to the provider's non-compliance:

-	New Passenger Terminal;

This stoppage has led to the consensual termination of the works

-	New Parking.

Both will be tendered again.

Esquel airport

In execution, after paralysis due to the pandemic,

-	Work of Integral Remodeling of the Passenger Terminal; and

-	TWR Control.

Jujuy airport

In execution, with paralysis due to the pandemic:

-	Comprehensive remodeling of the passenger terminal;and

-	New Parking and Roads.

Resistencia Airport

The launches of the works have been made:

-	Rehabilitation of Alpha Taxiing; and

-	Alpha Taxiing Beacon.

CARGO TERMINAL

Through the Cargo Terminal, the Company offers storage and integral logistics services to foreign trade agents who import and export by air, to general cargo operators and to private clients in the international airports of Ezeiza, Aeroparque, Mar del Plata, Córdoba, Mendoza and Tucumán.

In a context of recovery of the industry, our terminals have managed to maintain the volumes coming from cargo planes, and incorporate the growth of the passenger flight operation (belly cargo).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

During the year 2022, the Cargo Terminals had a cargo movement (import, export, courier and branches) of 168,329 Tn, representing a growth of 3% over the previous year, but remaining 9.5% below the 2019 volumes.

The number of staff at the end of the financial year amounted to 525 people including management, administrative and operator staff.

The year 2022 was marked by the recovery of passenger flights, beginning the year still in a context of COVID-19 with a strong impact of the Omnicron variant in the months of January and February. Since March, a change in the context has been observed, leaving COVID behind and observing an increase in passenger flights.

The Collaboration Agreement signed between AA2000 and the Argentine Red Cross, entered into in 2020 and with its renewal in 2021, continued in 2022. The purpose of this agreement is to facilitate the stowage of all nationalized cargoes and storage of imported merchandise to face the health crisis. In this way, the first Humanitarian Hub of the Southern Cone was established at the Ezeiza airport, which played a key role not only in the fight against COVID-19, but also in streamlining the humanitarian logistics response and the distribution of the necessary stock. to provide immediate help in cases of emergencies and disasters at the national level and to other countries in the region such as Bolivia, Brazil, Chile, Paraguay and Uruguay.

The special bonus agreement with the National Ministry of Health was also renewed, whose charges (mainly vaccines and medicines) receive maximum speed and priority treatment, in addition to the 100% bonus of all associated costs.

On the other hand, through the Agreement between AA2000 and the Ministry of Science and Technology of the Nation, by which we promised to facilitate the process of importing goods and supplies used for scientific and technological research in our country, discounts have been on the costs of services to all loads that enter TCA and are destined for institutions of the scientific-technological system.

Also in 2022, the agreement with USDA was renewed to facilitate the export of perishable cargo to the US, promoting agility in Argentina's export processes.

During 2022, a process survey project was carried out, which identified points of improvement that were implemented throughout the year to improve the operation and experience of our customers. Among the recommendations, the change of our operating system to implement a Warehouse Management System (WMS) was prioritized, a project that began in 2022 and will continue in 2023.

Internally, we worked on the identification of specific metrics to deepen our knowledge of our Service Levels and make decisions based on data that have a positive impact on our clients.

With regard to advances and technological improvements in this business unit, we highlight the following milestones:

-	Launching of the virtual queue system for treasury. With schedule of shifts, by type of procedure and multichannel (totem, Web, app) to reduce the waiting time for our clients;

-	We continued with the incorporation of new functionalities in our self-management portal for clients, accessible from the institutional website for various procedures;

-	Development of dashboards in Power BI for Billing and main indicators of load behavior, and Operations;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

-	Expansion of the TESTO temperature traceability system to all our temperature controlled areas;

-	Upgrade of the video surveillance system (AVIGILON CCTV) phase II, which involved the incorporation of 26 new cameras in the public area of this Terminal.

-	Renewal of CCTV system servers.

In terms of sales, the launching of two new services stands out. The Fast Pass service seeks to reduce import times and was created in conjunction with the automotive chamber (ADEFA). On the other hand, services aimed at the health industry were improved through the launching of the Healthcare service, aimed at the quality of the load in our cold rooms.

Finally, in terms of infrastructure, waterproofing was carried out in the three warehouses of the Ezeiza warehouse, spaces for our work teams were remodeled and works began on CCTV and the Operation Control Center. A central milestone for 2022 was the work of the Export Courier, product of growth in the industry with values above 100% compared to previous years. For this, TCA and ORSNA convened a working group between the main clients and their representative chamber (CAPSIA), the PSA, Customs and their own employees, in order to carry out a design that responds to the needs of each one of the actors.

The new 1,198m2 layout (more than 50% larger than the previous area) guarantees an agile flow of cargo.

PASSENGERS AND OPERATIONS

The Company has its focus on the client, understanding this is not only to passengers or airlines but also to all the people who work and transit in their airports. In this way, it develops improvement plans in the attention and contact with the key publics to improve the decision making in the airports and to approach the answers to the needs of our users in a more agile and efficient way.

Profile of the passengers

Passenger Traffic	2022	2021
Domestic	23,016,606	10,402,885
International	8,610,963	1,984,597
Transit	1,072,277	436,421
TOTAL	32,699,846	12,823,903

Cargo Traffic (tn)	2022	2021
Domestic	2,513	1,678
International	164,029	158,049
Post Mail	14,762	14,536
TOTAL	181,304	174,263

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Aircraft Traffic	2022	2021
Passenger Aircrafts	251,202	107,223
Cargo Aircraft	5,782	6,466
Others	113,769	104,871
TOTAL	370,753	218,560

The commercial operations of the year 2022 have shown a great recovery of the aviation activity, favored both by the growth of the movement of domestic and international passengers. Among the most important facts, the following can be mentioned:

-	Increase in the operations and fleet of domestic airlines (Aerolíneas Argentinas, Flybondi and Jetsmart)

-	Recovery of traffic above the average of certain airports, such as BRC, PMY, JUJ.

-	Gradual increase and recovery of international operations at the Aeroparque and Ezeiza airports, as well as in inland airports such as Córdoba, Mendoza and Salta.

-	Operation of airlines with weekly frequencies greater than the historical ones, such as the daily flights of Air France and KLM in EZE with their respective flights to Paris and Amsterdam, or the daily flights of Air Europa in COR to Madrid.

-	Start of operations of new airlines: Viva Air, Wingo, Latam Ecuador, Avianca Costa Rica.

Comparison with respect to the years 2019 and 2021

o	Number of passengers:

▪	2022 vs 2021: +155%

▪	2022 vs. 2019: -22%

o	Aircraft movements:

▪	2022 vs 2021: +70%

▪	2022 vs. 2019: -13%

o	Movement of cargo:

▪	2022 vs. 2021: +2%

▪	2022 vs 2019: +65

Operational management and recognition

During 2022, the following steps were taken in the area of operations:

-	Tucumán Airport was certified (March)

-	Accompaniment of ICAO inspectors (Montreal) during the audit of the National State, for the survey of compliance with the AGA protocols – Aerodromes at Mendoza Airport (July)

-	Reception of orientation visit ANAC - ICAO (Lima) for the certification of the Comodoro Rivadavia Airport (August)

-	The Formal Request for the certification of the Comodoro Rivadavia and Bariloche Airports was presented (December).

-	Training was carried out for the Heads of Operational Security of the Interior, with participation in more than 40 meetings.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

-	The Global Reporting Format was implemented, through the development and implementation of procedures at international airports -which have been validated by ANAC and the training of personnel.

-	The integration of the Operational Safety Reporting System to the ROD materialized.

-	The approval process for international schedules was coupled to the IATA calendar of activities, allowing for the first time planning in six-month periods, thus achieving greater predictability of operations.

-	The ROD Mobile application was developed with the objective that the operational personnel can carry out on-site preloads of events corresponding to operational and operational security news.

Fire protection

In the course of 2022, the activities collected the virtual tools adopted in the past period that, together with those carried out in person, made possible a notable increase in the results collected, in order to comply with the mandates and recommendations of national and international legislation applicable , all with a focus that is essential to this area, and that is none other than human security and the protection of assets, seeking to ensure a rapid and effective response to emergencies and the immediate recovery of activities .

In this direction, the projected Audits of the means of protection against fires and human safety of various passenger terminals and Warehouses and Offices of Argentine Cargo Terminals were carried out successfully, also carrying out the Calculations of Fire Loads of various airports to give greater sustainability to the existing fire protection means in each Terminal, intervening in work projects through a new virtual platform, achieving a unity of criteria between the different areas in order to ensure the operational effectiveness of the systems installed.

In this regard, it is worth noting the development of 116 training sessions distributed among all the airports, which as an added value allowed not only the participation of its own employees but also the rest of the airport community and internal and external public bodies, as a fundamental part of the development of evacuation plans in case of emergency. Training was provided in prevention matters, highlighting issues related to human behavior in emergencies, critical time frames, usefulness of existing fire protection facilities, their proper use, and practical classes on the operation of the available means.

Lastly, amendments were made to 18 emergency neutralization and evacuation plans and 35 drills to weigh logistically and operationally the status of each terminal and its personnel, conveying the need to protect assets, labor sources, always safeguarding life. of people, with a rapid transition to a state of normality, not only of those who carry out functions in the airport sphere, but of the passengers and public that is in an airport, with the benefit of reducing liabilities in all those involved, under the current concept of Emergency Management.

MARKETING

•	ADA - First Virtual Assistant in the airport world

The first week of December we launched the ADA (Airport Assistant) MVP (minimum viable product), the industry's first virtual assistant, which works through WhatsApp and is integrated into software based on artificial intelligence.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

In this first instance, ADA will only work at Aeroparque and the acquisition of new users will be done by scanning QR codes that are available at different points in the airport. This assistant was created with the aim of improving the passenger experience, providing relevant information for their passage through the airport, generating a new sales channel for the products and services offered in the terminal.

In this MVP ADA establishes the time line to accompany the passenger on his journey from the flight number; ensures travel requirements and offers solutions; aligns expectations of the next steps and accompanies from the first check-in step; generates notifications to accompany the boarding area with flight information; proactively notifies when boarding time approaches; offers transportation alternatives to and from Aeroparque, among other things.

From its launch at Aeroparque on 12/5/22 to 12/31/22, ADA had more than 1,871 users who exchanged 24,000 messages

•	Passenger Profile Surveys

During the months of September, October, November and December, we conducted Passenger Profile and Satisfaction surveys at the Córdoba, Aeroparque, Mendoza and Ezeiza airports.

These surveys allow us to obtain valuable information about the passengers that pass through our terminals, from sociodemographic data, ways of accessing the airport and also information about their satisfaction with the use of the services (parking, gastronomy, retail, etc.) of the different terminals.

The bases have 600 cases for AEP and EZE respectively, and 300 cases for COR and MDZ, divided by time slots, on different days in arrivals and departures.

As a closure of the project, the results of the surveys were presented to the teams of the corresponding Business Units. Among them participated: General Managers, Manager and commercial team, Customer Experience, Administrator and members of the CCO.

In addition, we are working with the Data Science team, to be able to make a comparison with the latest surveys carried out in 2018 in order to be able to report changes, propose hypotheses and draw conclusions.

•	New social media strategy

Based on the learning obtained during 2021 and the company's objectives and challenges, we updated the social media strategy. We stopped having a brand recognition objective only to transform it into one of brand performance, that is, branding and performance. From now on, the focus is on creating brand awareness, as well as promoting products and services in order to generate income for the company.

The 4 communication pillars chosen are:

1. Information about Aeropuertos Argentina 2000: tell who we are and what we do, news about works to be carried out, service channels, among others.

2. Services: what are the services offered by the different airports of the concession.

3. Sustainable tourism: in order to build the sustainability attribute of our brand platform, we include this axis that allows us to present actions from the world of sustainability, as well as educate our audience about the challenges and issues on the global agenda.

4. Ambassadors: we understood that today it is a key point to have brand ambassadors, both internal and external. For this reason, we developed a new influencer strategy and a proposal to improve the digital presence of the company's high-profile managers and executives on Linkedin.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

•	Aeroparque Parking Campaign

In the month of November, due to the beginning of the high season and the works that are being carried out in Aeroparque, the Business Unit reported that the parking lots were with limited capacity and the surroundings of the airport were saturated.

Taking this problem, and in accordance with the brand strategy of Aeropuertos Argentina 2000, we launched a digital campaign with the objective of anticipating and communicating alternatives to get to the airport and providing information about parking lots and thus exceeding the expectations of our clients. The media selected for the campaign were: Google, Meta, La Nación and Clarín.

A landing page (https://www.aa2000.com.ar/TrasladosAeroparque) was created with all the information on Aeroparque transportation and parking to be able to send all the traffic from the Google Search campaign and Meta ads.

•	ZERO Plastic Campaign

At Aeropuertos Argentina 2000, sustainability is a fundamental pillar and as we understand the impact that our operation generates on the environment, we define a joint goal with the airport community: reduce single-use plastics in our airports by 2025.

As a kick off, on October 18 we launched the campaign under the creative concept: Zero Plastic Destination.

This campaign took place in Aeroparque, Ezeiza, Salta, Tucumán, Mendoza, Córdoba, Bariloche and Iguazú. Where more than 45 brands and licensees participated, 35,000 units of biodegradable tableware and 14,000 paper bags were delivered.

In addition, we held a working breakfast with journalists and permit holders where speakers from the Unplastify company were invited to provide more information about the global impact of the excessive use of plastics. Then there was a tour of the Aeroparque where the permit holders presented the changes they are making in order to meet the goal. To close, we invited the Mutan team, a company that is responsible for recycling plastic and producing new materials, and we handed out recycled plastic keyrings with the logo of the Zero Plastic Destination action.

To communicate this initiative we use our social networks with a total reach of 42,712 people.

•	Soccer World Cup Activations 2022

On the occasion of the 2022 FIFA World Cup in Qatar, we carried out different activations in Ezeiza, Aeroparque and in the interior of the country.

Under the creative concept "Leave until your last breath", we designed an experience where we invited passengers to enter a cabin with the look & feel of Aeropuertos Argentina 2000 to shout for the Argentine National Team and to capture little papers thatflew with discounts and promotions of the different products (own and third party) of Aeroparque and Ezeiza.

As for the interior, we developed spaces with allusive graphics where the matches were broadcasted. This was carried out in Mendoza, Córdoba, Tucumán, Salta, Iguazú and Bariloche.

Finally, we worked together with the Aerolíneas Argentinas team and the AFA to receive the Argentine National Team when it arrived in our country with the World Cup. For this, an event was designed where a red carpet was placed, a special space was allocated for national and international press and as hosts of the airport we invited the group La Mosca to give an exclusive show with the song that resounded throughout the World Cup. This event managed to have a spectacular amplification since all the media covered the arrival of the Argentine National Team live.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

•	New look & feel website AA2000

This year an aesthetic redesign was carried out on the corporate site of Aeropuertos Argentina 2000. The objective of this change was to give a more current, dynamic and light style, in addition to associating it with the communication style that is used in other pieces, with the same color palette and incorporating the brand's typography.

The main changes were: Incorporation of Gotham typography throughout the site, flight viewer, removal of images in the landing of each airport and replacement with a unique image, improvement in the design and display of buttons, reduction in size of banners in home , change in the color palette in the accessibility landing page and improvement in the visualization of the different buttons.

COMMERCIAL AND PASSENGER EXPERIENCE IMPROVEMENTS

The main objective of the management is that the passengers, companions and clients of the Company live a good experience.

In line with the value of Service Attitude, and in pursuit of providing a uniform experience at airports, the "Experience School" program was launched to train all the Experience personnel of Group A, B airports and operations references/ maintenance of GROUP C. The proposal included 13 modules - 7 for customer service including the brand and service manual, and 5 for accessibility. 10 e-learning courses were developed with activities and evaluation instances, 45 webinars and 8 teamwork workshops were held, including internal and external instructors. 385 people participated.

Additionally, we trained the community to be able to receive passengers with CEA (autism spectrum conditions) and we incorporated CEA Kits and badges for people with invisible disabilities at the information stand.

During 2022, the Ezeiza Commercial Area focused on generating value proposals for the passenger:

-	We remodeled the VIP room at Gate 1 and the member lounges for a better user experience.

-	The VIP room at gate 23 was also opened to the public.

-	Lastly, a contract was signed for the construction of a new VIP lounge on level 880 of the airport.

-	In the gastronomy area, we continue with our strategy of bringing a wider offer to passengers and airport employees, for this reason 3 stores were reopened this year, 2 of them with a restyling and brand change included , 2 new stores were also added to the international boarding area and 1 to the domestic one.

-	The permit holder who operated the food trucks in the waiting area and in the passage adjoining the multi-level parking lot was changed.

-	Informative talks were held with permit holders related to celiac disease and its impact on the commercial proposal of the airport.

-	The gastronomic tour was carried out with the media and influencers, to disseminate the airport's proposal and inform passengers before their trip.

-	Vending machines that market new products were installed.

-	A new pre-boarding retail location was opened.

-	A food truck was installed with the barbershop service.

-	The kiosks were renovated, in many cases expanding their dimensions and adding more products to the offer.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

-	Work began on the expansion of the Long Stay car park, which will allow the incorporation of nearly 600 garages to the offer of this service.

-	An agreement was signed with an Insurance Company for the commercialization of these products through different physical and digital channels, and with products designed for passengers, employees and companies that work at the airport.

In Aeroparque the commercial offer was completed with the inauguration and remodeling of several gastronomic establishments. In order to increase the airy spaces, the pre-check-in space was reopened for the winter season, the spaces were conditioned, placing an expanded gastronomic offer in food truck format, a kids sector and improving the look & feel of the place with plants; creating a better passenger experience.

A new parking lot (Parking Rio) was inaugurated in July, with a capacity for a total of 613 new spaces for users. It made it possible to cover the high demand for places, especially during the winter period. Additionally, in order to offer an extra service for users, and avoid delays in entry when the parking lots are full, the Valet Parking service began to be offered.

In the VIP CLUB lounges, the gastronomic and beverage offer was expanded, passenger surveys were conducted to find out the level of satisfaction of our users and a new payment method was incorporated. In 2022, the reciprocity agreement with the Montevideo and Punta del Este Airports was reestablished so that our members and those of Uruguay can make use of the services of both countries. In July 2022, the expansion work of the Aeroparque VIP Lounge began so that our passengers can enjoy a better space.

In Iguazú, retail stores were inaugurated and a new rental company was incorporated, while in Posadas the offer was improved with a gastronomic store and another retail store. In Córdoba, a new area was created for rental companies, generating improvements in passenger service, and a new bar was inaugurated in the Departures area.

In the airports of the Western region, premises were renewed due to superior proposals. In Bariloche, the expansion of the terminal was accomplished, generating greater comfort for passengers.

SUPPLIERS

The main suppliers of the Society are divided into seven major groups:

-	Providers of architecture, engineering and civil works builders for airport terminals.

-	Suppliers of engineering and works of landing and take-off runways, taxiways, platforms and access roads.

-	Suppliers of specific airport equipment (beacons, signaling, fire, fuel).

-	Security, maintenance and cleaning service providers.

-	Suppliers of materials and supplies in general.

-	Suppliers of electricity, gas and potable water services.

-	Other suppliers.

The Company values local development, which is why it mainly purchases products and services of national origin, with the exception of those products that must comply with international quality standards related to the activity.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

HUMAN CAPITAL

1.	Main indicators

EMPLOYEES	Male 2022	Female 2022	Total 2022	Male 2021	Female 2021	Total 2021
Total Number of Employees	1,928	603	2,531	1,929	568	2,497
By category
Director	15	1	16	14	1	15
Manager	109	24	133	112	21	133
Chief	272	76	348	260	66	326
Senior Analyst	174	131	305	167	106	273
Non Executive	48	51	99	49	51	100
Under agreement	1,310	320	1,630	1,327	323	1,650
By Region
CABA and GBA	1,438	465	1,903	1,435	432	1,867
Interior of the country	490	138	628	494	136	630
By age:
Under 30 years - CABA and GBA	83	78	161	85	76	161
Under 30 years - Interior of the country	40	9	49	39	13	52
Between 30 and 50 years - CABA and GBA	976	343	1,319	976	314	1,290
Between 30 and 50 years - Interior of the country	331	118	449	338	112	450
Mora than 50 years – CABA and GBA	379	44	423	374	42	416
More than 50 years - Interior of the country	119	11	130	117	11	128

EMPLOYEES	Male 2022	Female 2022	Total 2022	Male 2021	Female 2021	Total 2021
By contract class
Permanent	1,904	596	2,500	1,906	558	2,464
Temporary	24	7	31	23	10	33
Other indicators:
Number of employees with disabilities	6	0	6	6	0	6

Breakdown by age and position 2022	More than 50 years	From 30 to 50 years	Less than 30 years
Director	7	9	0
Manager	63	70	0
Chief	102	236	10
Senior Analyst	49	232	24
Non Executive	13	43	43
Under agreement	319	1,178	133

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Collective labor agreement	Within the agreement	Out of the agreement
Total employees	1,630	901
Percentage of Total employees	64%	36%

2.	Recruitment and internal searches

In 2022, 229 employees joined the company, 138 outside the agreement and 91 within the agreement.

On the other hand, 215 internal movements were made. Among them, 49 movements were area passes, 1 role enrichment, 73 internal promotions of the team outside the agreement and 92 were recategorizations of collaborators within the agreement.

As a novelty during 2022, we have implemented an income satisfaction survey to measure the process and each stage and to have input to continue improving it.

We continue conducting interviews with candidates virtually, and in several cases face-to-face interviews have been resumed, especially the operational roles and Headquarters.

3.	Internal talent management

During 2022, we continue to provide different resources to enhance capacity development in all our teams (operational and non-operational). In our Digital Learning platform, we add 10 new resources on different topics:

- Cross: Integrity Program

- Technicians: Snow Operation, 5S methodology, Fauna Control, Customer Service, Accessibility, SAP, TAMS, E – ROD.

2,040 people completed at least one instance of learning within the platform, representing 7,550 hours of learning on the site.

We continue to take advantage of the digital tools available, to learn, grow and improve ourselves, through the creation and availability of presentations, the facilitation of webinars and synchronous training with internal references and with the help of external providers, facilitating the arrival of our teams in the different points of the country.

In turn, the technical learning proposals were key to strengthening the operational challenges. They were channeled through three Technical Schools, focused on the following fields of knowledge:

-	Operational Management
-	Loads
-	Customer experience
-	Customer Support
-	Accessibility

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Internal training indicators	2022		2021
Number of courses given	171		144
Number of people trained	2,246		2,011
Number of training hours	20,716		20,309
Average of hours per employee	9	hs	10	hs

We continue to promote Agility at different levels of the organization. Through our Cultural Evolution process to bring Agility to the day-to-day of all our teams. The evolution of this new dynamic led us to create a new role in 2022: “Coaches of Coaches”, performed by volunteers who applied and were selected through an internal process, who ensure that important information and support flows throughout the organization and get where it needs to go.

Some agility numbers:

-	78 coaches
-	+600 people working with their boards
-	+65 teams

4.	Performance management

During 2022, at AA2000 we managed the performance of our members comprehensively. We focused on measuring our objectives to add value and generate business impact, while placing people at the center and accompanying their development. On the one hand, we work with SMART goals to follow up on the challenges we take on. Through the setting of WHAT, that is, concrete, transparent and clear objectives, we were able to achieve the best results.

On the other, we continue to generate a culture rich in feedback. Through our HOW or the representation of our values, we accompany the transformation of key links between employees and their leaders, thus facilitating the articulation of purposeful conversation.

With regard to the people who perform roles included in the Collective Work Agreement, during the year we promote continuous feedback to generate bonds of trust and achieve better results. Regarding performance, it is suggested that leaders have 1.1 (one to one) conversations in order to generate constructive and appreciative spaces about the performance of each one.

5.	Scholarship program

Committed to continue providing learning opportunities, in 2022 we opened a call to participate for a full scholarship to study an MBA at UCEMA. The process consisted of an open application for our employees, linked to the fulfillment of training requirements, background and previous experience in the company, having been evaluated by the Human Resources committee for its definition and award.

In 2022 we resumed the “Women in Aviation Travel and Tourism” scholarship program, where we once again called students from all over the country to participate for a full scholarship to study engineering at the Austral University.

73 girls from 9 provinces applied, who had to, as the first instance of evaluation, solve an exercise proposed by Aeropuertos Argentina 2000 and the Austral University. In total, 17 cases were resolved and 10 finalists remained, who were summoned to the Jorge Newbery International Airport to carry out the second and final evaluation instance.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

6.	Internal communication and work environment

From the management of internal communications we seek to accompany business decisions, promoting the participation and engagement of the AA2000 work teams.

We seek to segment communications, reaching each audience with content that adds value, whether focused on business priorities, processes or specific situations of the organization.

In 2022 we worked hard on the digitization and implementation of Yammer, a collaborative platform that aims to function as an internal social network where AA2000 employees can share content related to the business, celebrations, team recognition, and more.

This platform, through communities, also includes other operations that make up Corporación América Airports. In this way, employees, in addition to being able to learn about the operation in Argentina, can also share and interact with colleagues from other countries.

We continue with the Corporate Intranet with sections such as "Services" with all the necessary information about the area for the employee; "Compliance", improving the content and user interaction; "Airport credentials management system" to facilitate the process or renewal.

As regards Email, we continue to deepen the segmentation of the email so that the information arrives assertively.

In WhatsApp, we took advantage of the corporate phone lines and maintained communication through WhatsApp groups for the TCA and EZE teams.

We kept the billboards for Aeroparque, San Fernando, the Cargo Terminal and the Ezeiza Airport active.

We developed internal videos to accompany communication campaigns on channels such as digital billboards, Intranet, Yammer and WhatsApp.

Moderated by the Management Team and the participation of different managers on particular topics, in 2022 we once again shared two Leaders' Meetings, this time in person, in March and December, with the aim of keeping leaders informed about the priorities of the business. This year we had 88% participation and satisfaction with the event was 4.5 (out of 5).

We continue to share the "Leaders Calendar". Its objective is for leaders to have a summary of all the actions that are planned for the coming months, and keep them in mind at all times. In this way, it is possible for them to anticipate their agendas and plan the main topics to communicate to their teams in the medium and short term.

In July, we began sharing monthly company-wide videos, where AA2000 CEO Daniel Ketchibachian shares the latest news from across the organization. The reason for the videos is not just to report on business-related events and initiatives, but also to welcome new recruits and recognize teams for their day-to-day efforts.

In the middle of the year, we carry out a Pulse Survey to be able to listen to the needs of our collaborators. After seeing the results, we organize virtual and face-to-face instances for the entire organization where we present the results of the strengths and opportunities for improvement of AA2000. We call them CORE Talks (CO: build, talk, connect, and understand – RE: reflect, rethink, redesign, reactivate).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

More than 100 meetings moderated by an external consultant and part of the Human Resources team were held, where Directors, Managers, Administrators, Heads and Non-Executives shared ideas and action plans.

It was an instance of reunion after having gone through the pandemic, where all the teams had the opportunity to be heard and to propose ways to continue building a better place to work.

We held the Mano a Mano (One to One) meetings for all the Business and Business Service Units virtually and in person, measuring and improving through the feedback from our teams.

We held our internal men and women's soccer tournament in Buenos Aires, with the participation of 26 teams in two zones, Ezeiza and CABA.

Also for the Qatar 2022 World Cup, we launched an online PRODE, for the entire company with 10 winners. In cases of matches during business hours, we set up a special space to share together at all airports.

In November 2022 we organized the "CAAP Leadership Summit" and received 230 leaders from Corporación America Airports (CAAP), from Armenia, Italy, Uruguay, Brazil, Ecuador and Argentina. There were three full days where we shared progress on our projects and initiatives, trends, challenges, and most importantly, we shared the CAAP Strategy.

At the end of 2022, we participated in the "Great Place to Work" survey, with a record participation of 85% and we certified as one of the best companies to work for in Argentina, with a 65% favorability in the general response average.

We resumed the end-of-year celebrations and brought together all our collaborators in Buenos Aires at a party, and in the rest of the airports in the interior of the country, we celebrated with a meeting with the entire work team. Likewise, at the party that was held in CABA, raffles were held that included collaborators from all over the country.

To end the year, we had our virtual meeting called "My Live Airport", where more than 600 people participated, whose objective is to involve all the people who work in AA2000 and thus be able to tell the results of the year and the new challenges that are to come in the New Year.

SOCIETY

1.	Argentina 2000 Airports Orchestra

In 2016, the Society created the Aeropuertos Argentina 2000 Youth Orchestra, an initiative of great social value as it combines education in general and artistic education, with the generation of genuine employment that contributes to inclusion and narrowing social gaps through access to education and culture.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

The Orchestra is formed by a “Full Organic”, which includes strings, wood, metal and percussion instruments to face high artistic obligations, such as a Mozart or Gershwin symphonies.

Currently, it is made up of 45 young people between 8 and 17 who were selected by their Director based on their standards of artistic excellence and commitment. Thus, this initiative seeks to give recognition to musicians who stood out for their talent. The academic team is composed of a select group of professionals in the field, whose tools and knowledge provide a working model and method, with “artistic achievement” and as a consequence the possibility of social mobility. The children have an education and allowance grant that is deposited monthly in a savings account created for each beneficiary. In addition, they are given a special scholarship for an assistant who has the function of carrying out general and logistics coordination and the compliance of rehearsal agendas.

During 2022, music served as an overcoming element, accompanying the change processes that the new reality imposed and helping to level the ups and downs to continue walking and progress in the most comprehensive way possible.

The rehearsals were intensified from one to two times a week, face-to-face, working both together and separately by type of instrument with one objective: the realization of a Symphonic Tango show. Called Forever Tango.

2.	Project Amaltea "Another Story"

Another Story is a project that the Society carries out together with the Amaltea civil Association aimed at the social insertion of people in the extreme poverty of C.A.B.A. and the nearby conurbano, most related to the problem of drug use, especially paco (cocaine base paste).

During 2022 we continued with various actions in order to accompany and mitigate its impact on the institution, on the team members (most of the inhabitants of the Slum Ciudad Oculta) and in the daily recipients of Another Story and Dreams: children, young people, entire families from the neighborhood, the poor and the excluded, those most affected by this catastrophe.

During 2022, in our priority place of work, Ciudad Oculta, Villa 15, Mataderos - Lugano, we have managed to continue, develop, increase and create various insertion programs whose axes are education, work, and social, legal and therapeutic accompaniment.

The project also contemplates the creation and administration of:

-	Sueñitos, kindergarten started in 2008
-	Comedor Amaltea, started during the pandemic, a night service that provides dinner to more than seventy families.
-	Otra Historia, started in 2014, a rehabilitation and insertion center for people affected by drug use —agreement as a Center for Community Attention and Accompaniment (CAAC) with the Secretariat of Comprehensive Drug Policies of the Argentine Nation— consisting of two venues where group craft and art workshops, social accompaniment and therapeutic clinics work.
-	Huerta Urbana Don Pato, carried out under the auspices of the Urban Agriculture Program of the GCABA Environmental Protection Agency.
-	At the Amaltea headquarters, micro-enterprises, labor and cultural workshops for children, adolescents and adults have been created.
-	In the other spaces, some 150 adults/youth/children attend different education, art and trade training workshops, and agreements have been articulated that will generate a very significant growth in the supply of said workshops that will allow the number of participants to increase to 350 total approximately.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

3.	Support for the Families of the Fallen in Malvinas and the South Atlantic Islands

Since 2004 we have accompanied the Commission of Relatives of the Fallen in Malvinas and the South Atlantic Islands with different impact actions for both families and society in general.

During 2022, the adaptation and distribution of the graves in the Darwin Argentine Military Cemetery continued, in accordance with the results obtained by the Argentine Forensic Anthropology Team (EAAF), after the work (PPH 2) carried out on the exhumed remains of a multiple tomb (D.C.1.10), and respecting the wishes of the relatives.

During the current year 2022, steps were taken with the International Committee of the Red Cross (ICRC Geneva), to proceed with a new Humanitarian Project Plan (PPH 3), to be carried out next year, on a multiple grave (D.B.4.16 ), which houses the remains of the crew of an Argentine Air Force plane shot down during the conflict.

Work meetings were held at the Embassy of the United Kingdom in Argentina, and conversations with the Argentine Foreign Ministry, collaborating to maintain a constructive relationship, far from politics, focused solely on achieving humanitarian solutions for the relatives of those who lost their lives during the conflict from 1982.

We proceeded to collaborate with the edition of 700 copies of a book with the biography of the "649 Heroes" who fell in the war. It was written by Father Vicente Torrens, who was as Chaplain in the Islands during the entire campaign.

We participated in and collaborated with a multi-day meeting, for the first time, between British and Argentine War Veterans in Luján, which was organized by the non-profit Civil Association "La Fe del Centurion", made up of lay people and Catholic and Anglican churches.

On the occasion of honoring the Malvinas Deed on its 40th Anniversary, an allegorical exhibition of photographs, paintings and models by various artists was exhibited for a month in the departure hall of Aeroparque.

4.	Hospital of Ezeiza Dr. Alberto Antranik Eurnekian

From Aeropuertos Argentina 2000 we collaborate with the Hospital Interzonal de Ezeiza Dr. Alberto Antranik Eurnekian from the beginning, when we took charge of the construction of the building in 2006.

We provide financing for the maintenance of the facilities and development of projects and tasks within the Hospital. It currently has 303 beds, 24 ICU beds, 6 active operating rooms, 3 adult shock rooms and 3 pediatric rooms.

During 2022, from the Airport Systems department, the fiber optic was connected, the scheduled growth from 20 to 220 digital jobs was assisted, the implementation of the Digital Medical Record is monitored, and maintenance and user service assistance is provided, Human resources are also provided in statistics, pharmacy, storage, admission and discharge, and administration.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

In order to strengthen the health system at the Hospital, a new Canon Aquilion Prime SP computed tomograph was incorporated. A donation made within the framework of Japan's non-reimbursable financial cooperation for the Economic and Social Development Program (covid-19), implemented through the Japan International Cooperation System (JICS). It was inaugurated with the presence of representatives of the State of Japan, together with Provincial, Municipal, Hospital and Cooperator authorities.

This CT scanner will allow us to expand our diagnoses, from pediatrics to bariatrics, including difficult cases, while providing all medical personnel with a fast and efficient solution.

We are currently adding 13 more offices (20 total) to unify care in a new building that, together with the new rehabilitation, kinesiology and sports medicine gym, will total approximately 800 m2. The new pediatric ICU was also built with its respective equipment with 4 monitored care cradles that make it possible to make surgeries performed on children and babies in the pediatric and neonatal service more complex.

Lastly, the following equipment was acquired: video endoscope, fiber endoscope, electrocardiographs, laparoscopy tower, ergonometers and holter monitors, electroencephalograph, video laparoscope, digital spirometers, digital colposcopes, digital dermatoscopes, microscopes, laminar flow hood, emergency carts, anesthesia tables , cardio defibrillators, respirators, chemotherapy chairs, dental chairs and instruments.

As the University Hospital that we are, it is worth noting that the subjects of Histology of the first and second year of the UBA are studied, as well as the careers of Nursing and Operating Room Instrumentation, the specialization of Emergency Medicine, among others. Residences were also opened in all medical specialties, including hospital administration.

This team of people, in addition to their training and professionalism, demonstrate their vocation and empathy in caring for the health of the members of the Ezeiza community every day.

ENVIRONMENT

The Company has an Environmental Management System based on a set of administrative directives, organization and operational knowledge. In this framework, it works on actions and programs to make the use of resources more efficient, reduce, prevent and compensate for the environmental impacts of its operations.

Among the actions it performs we highlight:

-	Management of waste similar to the domiciliary: Compilation and analysis of statistical information of the entire National Airport System, group A.
-	Management of non-hazardous waste: a paper, glass and plastic recycling program is carried out, and the supplier companies are asked to return toners and vehicle batteries at the end of their useful life. Regarding electronic waste, they are donated to partner organizations for their use. Scrap, wood and other bulky waste are delivered to authorized centers.
-	Management of hazardous waste: it is carried out in accordance with the protection of human health, the defense of the environment and the preservation of natural resources, for which the airport manages them in accordance with current legislation.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

-	Participation in the Integrated Internal Waste Management Program (GIRI), which establishes waste separation measures at source in the corporate building located in the Palermo neighborhood, CABA.
-	Efficient water management; and effluent.
-	Responsible consumption of energy and mechanisms to achieve its reduction with the incorporation of alternative energy sources; and
-	Internal and external environmental awareness campaigns.

In relation to the Company's Environmental Policy, it should be noted that in 2022 a set of preventive measures were carried out that promoted constant evolution in environmental management, such as:

-	Development of plans for the segregation and recycling of solid urban waste in the national airport system – group A and performance of audits related to the subject.
-	Management of specifications, environmental intervention through works and update of files before the ORSNA, in terms of environmental liabilities. Applicable to Ezeiza airport, and Aeroparque Jorge Newbery.
-	Preparation of the sustainable purchasing manual.
-	Carbon footprint measurement through the ACERT tool applicable to AEP, EZE, COR, MDZ, CDR and IGR airports.

Corporate Risk Management

During 2022, the comprehensive management governed by the premises established in the Corporate Risk Management Policy was fully complied with. The various controls linked to:

-	Corporate Governance and Integrity,
-	fraud control in general
-	strategic issues,
-	reputational issues,
-	process efficiencies and efficiencies,
-	financial and budgetary aspects,
-	financial reporting / SOX,
-	normative compliance,
-	technological issues

they continued in force in the operations and activities of the Business Units and Service Units of the organization.

Notwithstanding the continued validity of the preventive mechanisms specially designed for the control of the COVID-19 pandemic, the restoration of aircraft and passenger traffic to levels comparable to those existing prior to the pandemic required strengthening the control actions of those risks related to the operational and functional aspects of our business. By way of illustration, some examples of these activities that Aeropuertos Argentina 2000 carried out in terms of risk control can be cited:

-	At the internal level processes were consolidated to keep the health of the collaborators and the operational continuity of the Organization under control. The actions carried out allowed a hybrid development( teleworking in all those activities that do not require the physical presence of collaborators in situ, the strategic layout of the operating shifts that have kept our airports functional without interruption)

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

-	At the level of quality control, efficiency and security of the services provided to our clients: the Corporate Risk Management approach was incorporated into the technical audits of critical airport facilities, equipment and services carried out by the Operations and Maintenance Department (enriching the identification and segmentation of circumstances with possible impacts on Operational Safety risks, and promoting optimal systemic management of mitigation plans -monitoring and time management-).
-	Preventively, within the framework of actions at the organizational level: the systematization of preventive controls and due diligence applicable to the stakeholders of Aeropuertos Argentina 2000 was strengthened, which according to their level of risk are efficiently aligned with the established guidelines by LN 27401, the CAAP premises, and the best current practices in the prevention of this type of risk.

Thanks to the clear vision and guidance of the management team together with the commitment and exceptional dedication of employees from all areas, Business Units and Service Units of Aeropuertos Argentina 2000, we can once again say that Aeropuertos Argentina 2000 has controlled satisfactorily during 2022 the risks of the business, thus allowing the secure connection of people, goods and cultures, and contributing from our functions to a better world.

Outlook for 2023

The year 2022 marked a strong recovery of both international and domestic passengers, compared to 2021, a year in which the situation due to COVID 19 was still volatile and many restrictions were in force for much of the year, mainly for international travel.

Having overcome the global and local pandemic context, passenger volume recovered steadily throughout the year. In December 2022, the level of international traffic was already at 82% compared to December 2019, while domestic traffic had already recovered almost the entire pre-pandemic volume.

By 2023, we expect passenger volume to remain on the recovery path on the international front, and continued growth in the domestic segment, leading to a positive impact on the results of operations.

Simultaneously, in the context of sustained passenger recovery, we continue to work with a focus on strict monitoring of the Company's operating costs, which allows us to take advantage of the efficiency achieved during the pandemic.

Likewise, we expect to continue with the execution of the capex program established in our contractual framework, with a projection of works both in the airports of the Buenos Aires area and in several airports in the interior of the country, continuing with the improvement and modernization program of airport infrastructure with a federal perspective.

Destination of the results of the year

This Board of Directors raises the aforementioned documentation for the approval of the Shareholders and recommends that the results obtained in the present fiscal year for a total amount of $40,638,030,971 must be applied first to the absorption of retained earnings from prior years for $22,199,777,489, leaving a balance of $18,438,253,482, which have the following destination: i) $614,780,045 for the constitution of the legal reserve and ii) the remaining $17.823,473,437 to the constitution of an optional reserve.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

To conclude, we appreciate the collaboration obtained during our management of the AA2000 staff, our clients, suppliers, banking entities and other organizations with whom we share the daily activity and greet the Shareholders with the most distinguished consideration.

Autonomous City of Buenos Aires, March 8, 2023

THE BOARD OF DIRECTORS

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

ATTACHMENT IV

[The spaces established below for companies to complete with their explanations are only a guide and may be extended as soon as they deem necessary]

A)	THE ROLE OF THE BOARD OF DIRECTORS

Principles

I.	The company must be led by a professional and trained Board that will be in charge of laying the necessary foundations to ensure the company's sustainable success. The Board of Directors is the guardian of the company and the rights of all its Shareholders.

II.	The Board of Directors must be responsible for determining and promoting corporate culture and values. In its performance, the Board of Directors must guarantee the observance of the highest standards of ethics and integrity based on the best interest of the company.

III.	The Board of Directors must be in charge of ensuring a strategy inspired by the vision and mission of the company, which is aligned with its values and culture. The Board of Directors must engage constructively with management to ensure the correct development, execution, monitoring and modification of the company's strategy.

IV.	The Board of Directors will exercise permanent control and supervision of the company's management, ensuring that management takes actions aimed at the implementation of the strategy and the business plan approved by the board.

V.	The Board of Directors must have the necessary mechanisms and policies to exercise its function and that of each of its members efficiently and effectively.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

1. The Board of Directors generates an ethical work culture and establishes the vision, mission and values of the company.

This practice is applied by the Company. The board of directors generates an ethical work culture and establishes the vision, mission and values of the company.

The Society's mission is to facilitate the connection of people, goods and cultures to contribute to a better world. It is a company oriented towards the passenger and the airport user through the permanent improvement of the quality of its service, providing technological innovation and experiences that exceed the expectations of the client and other interested parties such as the State, international organizations, airlines, carriers, unions and AA2000 staff.

In turn, it has as values the courage to innovate, the attitude of service and commitment. The daily work of all the Company's personnel aims to exceed customer expectations by leading the construction of a virtuous ecosystem that operates with agility and security and that strengthens a culture of innovation, service and commitment.

Their ambition is to be leaders and benchmarks in the industry. Loved by customers, employees and stakeholders, to be sustainable in the long term.

Promote a greater commitment to quality and service innovation in the field of air transport, improving the concessioned infrastructure in order to generate value for the client and consolidate and increase the national airport assets. Train staff and update their knowledge continuously to respond efficiently to the needs of the different players in the aviation industry in the country and the world. The operational and quality policies of AA2000 are concrete and measurable, which allows verifying its results and its high international standards.

Additionally, the board of the Company approved the Corporate Governance Code that establishes within its functions to determine and promote corporate culture and values. In its performance, the board of directors must guarantee the observance of the highest standards of ethics and integrity based on the best interest of the Company and its shareholders.

For its part, the Board of Directors of the Company approved a Code of Conduct and integrity policies, which were communicated to all employees of the organization, and that focus on the prevention and detection of corruption and the fraud. In particular, they consist of implementing the necessary measures for the Company to carry out its activity in an adequate transparency framework. To this end, it works, among other axes, on the promotion of ethics, transparency and integrity and carries out actions aimed at the formation and dissemination of ethical issues.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

2. The Board of Directors sets the general strategy of the company and approves the strategic plan developed by management. In doing so, the Board of Directors takes into account environmental, social and corporate governance factors. The Board of Directors supervises its implementation through the use of key performance indicators and taking into account the best interest of the company and all its shareholders.

This practice is applied by the Society. Among the functions of the board, is to ensure a strategy aligned with the vision and mission defined, consistent with the values and culture of the Society. Its implementation must be monitored by using key performance indicators.

The managements present to the board of directors the different plans, projects and budget of the Company with due advance and these are approved by all the members in the board meetings.

For its part, the Code of Conduct of the Company, approved by the board of directors, establishes within its principles that the Company seeks to align its commercial strategy with the commitment to contribute to the economic and social development of the communities in which it has its operations, promote local development in an efficient and sustainable manner and respect the values for a safe, clean and healthy work environment. Among the functions of frontline management, is to ensure that the activities of the Company are consistent with the business strategy, the policies approved by the board of directors and the risks to be assumed.

On a large scale, responsibility towards society consists of building lasting relationships based on trust, integrity and respect, with the generation of values that are in tune with the legitimate interests of society and that have a positive impact not only in the latter but also in the Company and its stakeholders.

The Company promotes sustainable development standards, including the protection of the environment and the rights of future generations through the adoption of economically viable practices to reduce waste generation, the consumption of natural resources and greenhouse gas emissions, with compliance with environmental legislation and regulatory obligations

Periodically, the general manager informs the board of directors of compliance with the strategic plan and the works plan.

3. The Board of Directors supervises management and ensures that it develops, implements and maintains an adequate internal control system with clear reporting lines.

This practice is followed. The board of directors has approved a management structure with clear reporting lines, which allows it to have an adequate system of internal control. The management of the Company is made up of:

•              Eight first line managers (General Manager -CEO-, Operations Manager –COO, Administration and Finance Manager –CFO-, Human Resources Manager -CHRO-, Legal Manager –CLO-, Infrastructure Manager Experience Manager to the Client –CXO-) and Corporate Affairs Manager reporting to the presidency;

•              six general managers of the business units: Ezeiza Airport, Air Cargo Terminal, Jorge Newbery Airport, West Business Unit, Northeast Business Unit, and South Business Unit, reporting to the CEO; and

•              support and control functions:

(i) Compliance Management reporting to the CEO and matrix to the Legal and Corporate Compliance Department;

(ii) Internal Control, Risks and Regulations Management reporting to the CEO and matrix to the Corporate Legal and Compliance Department;

(iii) Internal Audit Management reporting to the CEO and secondly to the Audit Committee; and

(iv) Secretariat of the presidency.

The board of directors holds Audit Committee sessions, in which non-executive and independent directors participate, on a regular basis.

Finally, there is a "first line of defense" reflected in a robust internal control system and with clear reporting lines. Management is primarily responsible for establishing a robust, efficient, and effective system of controls.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

4. The Board of Directors designs corporate governance structures and practices, designates the person responsible for their implementation, monitors their effectiveness and suggests changes if necessary.

This practice is followed.

The board of directors approves the Corporate Governance Code, as well as any modifications made to it.

The Corporate Governance Code establishes, within the functions of the board of directors, that of designing corporate governance structures and practices, appointing the person responsible for their implementation, monitoring their effectiveness and suggesting changes if necessary. At its meeting on March 9, 2022, the board of directors appointed Mr. Gustavo Zaniboni as responsible for the implementation and monitoring of the Corporate Governance Code.

On the other hand, according to the response to practice 3, the reporting lines are clearly established. There are seven first-line managers who report to the chairman of the board; six general managers of the business units who report to the general manager, and three support and control functions that report to the general manager and a secretary of the board of directors.

Regarding the committees, although it is not legally required, the Company considered it convenient and structured it accordingly, the existence of an audit committee within the board of directors. At the moment, the board of directors considers that the implementation of other committees is not necessary.

5. The members of the Board of Directors have sufficient time to perform their duties in a professional and efficient manner. The Board of Directors and its committees have clear and formalized rules for its operation and organization, which are disclosed through the company's website.

This practice is followed.

Knowledge, experience and conditions of personal integrity and reputation must be considered when evaluating a candidate for the Board of Directors.

Additionally and in accordance with the Corporate Governance Code of the Company, directors must perform their duties with the diligence of a good businessman. Each director will be diligently informed about the business of the Company, will devote the time and effort required to perform their duties efficiently and must take appropriate measures for good management and control of the Company.

The President of the Company and some directors have full dedication to the Company while they hold executive positions in it. Directors who have commitments outside the Company are adequately informed and rigorously prepare prior to attending meetings.

Currently, the bylaws contain provisions on the operation of the board and the audit committee. For its part, the audit committee has an internal operating regulation. In addition to the bylaws and internal regulations, the provisions of Law No. 26,831 and the regulations of the CNV (T.O. 2013) are applicable for the operation of the audit committee.Both the regulations of the committee and the bylaws of the company are known to the general public for being on the website of the National Securities Commission. For its part, the website of the Company has a direct redirection to the CNV page.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

B)	THE PRESIDENCY IN THE BOARD OF DIRECTORS AND THE CORPORATE SECRETARIAT

Principles

VI.	The President of the Board of Directors is responsible for ensuring the effective fulfillment of the functions of the Board of Directors and for leading its members. It must generate a positive work dynamics and promote the constructive participation of its members, as well as ensure that the members have the necessary elements and information for decision making. This also applies to the Presidents of each Board committee regarding their work.

VII.	The Chairman of the Board of Directors must lead processes and establish structures seeking the commitment, objectivity and competence of the members of the Board of Directors, as well as the better functioning of the body as a whole and its evolution according to the needs of the company.

VIII.	The Chairman of the Board of Directors must ensure that the Board of Directors in its whole is involved and is responsible for the succession of the general manager.

6. The President of the Board of Directors is responsible for the good organization of the meetings of the Board of Directors, prepares the agenda ensuring the collaboration of the other members and ensures that they receive the necessary materials with sufficient time to participate efficiently and informed in the meetings. The Chairmen of the committees have the same responsibilities for their meetings.

This practice is followed. In accordance with the provisions of the Corporate Governance Code, and in the bylaws of the company, the chairman of the board of directors is responsible for ensuring the effective fulfillment of the functions of the board of directors and leading its members. To do this, it must ensure that the directors receive, in advance, sufficient information to discuss the agenda items and direct the deliberations that take place at the board meetings. This is done with the support of the corporate secretariat. It also ensures the annual preparation and delivery to the board of directors of a schedule of meeting dates and their corresponding agenda and promotes the integral discussion of strategic matters.

The President must lead processes and establish structures that ensure the commitment, objectivity and competence of the members of the board, as well as the better functioning of the body as a whole and its evolution according to the needs of the Company. Therefore, he must ensure that they receive ongoing training to keep up to date and be able to properly perform their duties.

7. The Chairman of the Board of Directors ensures the proper internal functioning of the Board of Directors through the implementation of formal annual evaluation processes.

This practice is currently not followed as long as, due to the professional background and qualities of the members of the board of directors, they have the skills required for the proper functioning of the body. This appreciation is shared by the shareholders who, in accordance with the provisions of the General Law of Companies, annually evaluate the performance and control the management of the board of directors.

In turn, the statute of Aeropuertos Argentina 2000 S.A. provides for the functioning of a supervisory commission composed of three regular trustees and three alternate trustees. In accordance with the General Law of Companies, the powers and duties of the trustees include the control of the legality of the administration of the Company.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

8. The President generates a positive and constructive workspace for all the members of the Board and ensures that they receive continuous training to keep up to date and be able to fulfill their duties correctly.

This practice is followed. The experience, the moral and professional suitability and the personal and professional background of the directors are determining parameters taken into account by the shareholders for their appointment. In turn, the Corporate Governance Code establishes that the Chairman of the board of directors must lead processes and establish structures that ensure the commitment, objectivity and competence of the board members, as well as the better functioning of the body as a whole and its evolution according to the needs of the Company.

The board of directors establishes an induction program for the new directors in order to provide them with a fast and sufficient knowledge about the Company, including the rules of corporate governance to create understanding, trust and credibility. The director training plan is executed taking into account the present and future needs considering the business objectives and the internal and external context.

For his part, the Chairman ensures that board meetings are an orderly environment, intended for dialogue and constructive criticism, where all members feel comfortable and sufficiently informed to express their opinions.

In turn, the management team (managers) has carried out training sessions with the Massachusetts Institute of Technology.

Instances of professional updating were carried out in which various members of the management team participated.

9. The Corporate Secretariat supports the Chairman of the Board in the effective administration of the Board of Directors and collaborates in communication between shareholders, Board of Directors and management.

This practice is followed. The company has the function of Secretary of the Presidency, which aims to control and provide assistance in the design and operation of its structure. In this way, it supports the President in the effective administration of the board of directors and collaborates in the communication between shareholders, directors and managers. The function of secretary of the presidency is carried out by a natural person, who has the necessary knowledge related to the business and industry in which the Company operates.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

10. The Chairman of the Board ensures the participation of all its members in the development and approval of a succession plan for the company's general manager.

This practice is not followed, as long as in its work philosophy, the company does not believe in rigid plans, but rather in developing talent and supporting people to unfold their maximum potential, putting together a pipeline of potential candidates who, when the opportunity arises, are ready to take on new challenges.

The role of the Chairman of the Board and the General Manager do not fall on the same person.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

C)	COMPOSITION, NOMINATION AND SUCCESSION OF THE BOARD

Principles

IX.	The Board of Directors must have adequate levels of independence and diversity that allow it to make decisions in the best interest of the company, avoiding group thinking and decision-making by individuals or dominant groups within the Board.

X.	The Board of Directors must ensure that the company has formal procedures for the proposal and nomination of candidates to fill positions in the Board of Directors in the framework of a succession plan.

11. The Board of Directors has at least two members who have the status of independent members in accordance with the current criteria established by the National Securities Commission.

This practice is followed. The Board of Directors of the Company is made up of seven directors, of which three are "independent" in the terms of the National Securities Commission. Since the ordinary capital of the Company is owned by 85% of the controlling shareholder and 15% of the national State, one of the directors is appointed by the national State shareholder and, consequently, are independent. Of the other six directors, the majority shareholder appointed two independent directors. The proportion of independent members is related to the capital structure of the issuer.

12. The company has a Nominating Committee that is composed of at least three (3) members and is chaired by an independent director. If the Nominating Committee is chaired by the Chairman of the Board, he will refrain from participating in the treatment of the designation of his own successor.

This practice is currently not being followed. The Company does not consider the creation of a nominations committee necessary as, according to the bylaws, the directors must be appointed by special share class meetings. In the case of a closed company, it is the shareholders of each class who designate their representatives on the administrative body and consider that the creation of a nominating committee is not necessary.

13. The Board of Directors, through the Nominating Committee, develops a succession plan for its members that guides the process of pre-selection of candidates to fill vacancies and takes into account the non-binding recommendations made by its members, the General Manager and the Shareholders.

This practice is not followed. See answer to previous point. For its part, as answered in question No. 10, in its work philosophy, the company does not believe in rigid plans, but rather in developing talent to support people to unfold their maximum potential, building a pipeline of potentials. Candidates who, when the opportunity comes, are ready to take on new challenges.

14. The Board of Directors implements an orientation program for its new elected members.

This practice is followed. As it emerges from the Corporate Governance Code, the board of directors establishes an induction program for new directors in order to provide them with a quick and sufficient knowledge about the Company, including the rules of corporate governance to create understanding, trust and credibility. The director training plan is executed taking into account the present and future needs considering the business objectives and the internal and external context.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

D)	REMUNERATION

Principles

XI.	The Board of Directors must generate incentives through remuneration to align management - led by the general manager - and the Board of Directors with the company's long-term interests in such a way that all directors meet their obligations with respect to all their shareholders equitably.

15. The company has a Compensation Committee that is composed of at least three (3) members. The members are entirely independent or non-executive.

At the moment the Company does not consider the creation of remuneration, appointment and corporate governance committees necessary.

The board of directors assumes responsibility for remuneration of its members, as a collegiate body, thus allowing the participation of all its members in all instances.

For management positions, the Company has a remuneration policy, including variable concepts subject to business results and the fulfillment of individual objectives. In turn, a salary structure by bands was designed in order to manage remuneration in a competitive manner according to the market and internally equitable. A Variable Remuneration Policy was also implemented, which rewards the achievement of results (WHAT) in line with our values (HOW).

16. The Board of Directors, through the Compensation Committee, establishes a remuneration policy for the general manager and members of the Board.

This practice is not currently applied, as reported in the previous point.

Additionally, the remuneration of the directors must be established within the framework approved by the shareholders. The specific determination of the amount to be paid to each director and the method of payment will be proposed by the board. In this regard, the board of directors will take into account the functions and responsibilities of each director, the positions they hold within that body and other objective circumstances that they consider pertinent.

As reported in the previous point, for management positions, the Company has a remuneration policy, including variable concepts subject to the result of the business and the fulfillment of individual objectives.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

E)	ENVIRONMENT CONTROL

Principles

XII.	The Board of Directors must ensure the existence of a control environment, consisting of internal controls developed by management, internal audit, risk management, regulatory compliance and external audit, which establishes the necessary lines of defense to ensure integrity in the operations of the company and its financial reports.

XIII.	XIII The Board of Directors must ensure the existence of a comprehensive risk management system that allows management and the Board of Directors to efficiently direct the company towards its strategic objectives.

XIV.	XIV The Board of Directors must ensure the existence of a person or department (depending on the size and complexity of the business, the nature of its operations and the risks it faces) responsible for the internal audit of the company. This audit, to evaluate and audit the internal controls, corporate governance processes and risk management of the company, must be independent and objective and have its reporting lines clearly established.

XV.	The Audit Committee of the Board of Directors will be composed of qualified and experienced members, and must fulfill its functions in a transparent and independent manner.

XVI.	The Board of Directors must establish appropriate procedures to ensure the independent and effective performance of the External Auditors.

17. The Board determines the company's risk appetite and also monitors and guarantees the existence of a comprehensive risk management system that identifies, evaluates, decides the course of action and monitors the risks faced by the company, including -among others- environmental, social risks and those inherent in the business in the short and long term.

This practice is followed. The Board approved the Corporate Risk Management Policy and the Corporate Risk Management Procedure. In the latter, the concepts of Risk Appetite and Tolerable Risk are defined. The Policy and Procedure are aligned with the conceptual framework for the purpose of the Committee of Sponsoring Organization of the Treadway Commission (C.O.S.O.).

This practice is applied in risk management; the board defines the levels of acceptable risk for the achievement of its objectives. On the other hand, the audit committee proposes the strategy and supervises the operation of Corporate risk management.

Frontline managers know the exposure levels of risk and ensure that the criteria established in the corporate risk management policy are complied.

Finally, the function of corporate risk management is to monitor and coordinate with the different areas of the company that the activities are carried out as planned by the higher bodies.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

18. The Board monitors and reviews the effectiveness of the independent internal audit and guarantees the resources for the implementation of an annual risk-based audit plan and a direct report line to the Audit Committee.

This practice is followed. The Company has an Internal Audit Statute, approved by the board dated August 7, 2018. The Company adopts the definition provided by the Institute of Internal Auditors, which describes the Internal Audit as an independent and objective activity of assurance and consultation, designed to add value and improve the operations of an organization. It helps an organization to achieve its objectives by providing a systematic and disciplined approach to assess and improve the effectiveness of risk management, control and governance processes.

The Company is committed to maintaining high standards of internal control in its operations. That is why this area has been designed to carry out continuous evaluations, being the policy of the Company to establish and support this activity.

The mission of the internal audit is to evaluate whether the risk management, control and governance processes, designed and implemented by the Company, are adequate and work in such a way as to ensure that:

(i) Risks that affect strategic objectives are identified and managed correctly, including those that have an impact on the reputation of the Company.

(ii) The interaction between the different government groups works properly.

(iii) The integrity program is implemented.

(iv) The operational, financial and management information is accurate, reliable, complete and presented on time.

(v) Employee actions observe the applicable policies, standards, procedures, laws and regulations.

(vi) Resources are acquired economically, are used efficiently and are duly protected.

(vii) Regulatory and legislative aspects of relevance that affect the Company are recognized and adequately addressed.

In the same sense, it is a source of consultation, as long as it does not compromise its independence.

To ensure the independence of the function, the Internal Audit Manager (“GAI”) reports to the audit committee on what it does to fulfill the function of this body, and to the online vice president. Additionally, it has full access to the board. Neither the GAI nor its team can carry out operational activities, make operational decisions, or authorize transactions that are not respective to their areas.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

In turn, the area (through its responsible) will have:

(i) Unrestricted, free and total access to all activities of the Company, reports, records, locations or facilities, assets and employees.

(ii) Free and direct access to the audit committee and external auditors.

(iii) Ability to allocate resources, set frequencies, select auditable units and objects and apply the techniques necessary to achieve audit objectives. In this regard, internal audit staff could also be outsourced as defined by the GAI.

(iv) Obtain the necessary assistance from the Audit Committee, the Board of Directors and the management and employees of the Company, as well as specialized external and internal advice.

(v) Implement procedures to delegate the aforementioned powers to internal audit staff and ensure the execution of the responsibilities of the department.

(vi) Attend meetings of the steering committees as deemed necessary.

On the other hand, in the performance of its functions, the GAI has the responsibility to:

(i) Develop and implement a flexible annual risk-based audit plan including special tasks or projects requested by management and / or by the audit committee in the exercise of its specific functions.

(ii) Adapt its team to the professionalism, experience and probity that are required.

(iii) Send periodic reports to management and the audit committee regarding the matters that they fulfill in their duties.

(iv) Collaborate in the investigation and analysis of activities that are suspected of being fraudulent and in reporting the results to the CEO, and inform the audit committee regarding their scope of exercise.

(v) Advise management on issues related to internal controls, especially regarding the management of critical risks, critical changes in the system, critical observations regarding the presentation of information and structure.

(vi) Implement internal procedures that regulate their actions.

(vii) Verify compliance with the internal audit statute, submit consideration of the adjustments to the board and the audit committee for review and approval, and review it periodically.

(viii) Verify the proper implementation of the Company's Anti-Bribery and Anti-Corruption Policy.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

19. The internal auditor or members of the internal audit department are independent and highly trained.

This practice is followed. The management body elected an audit committee in which the majority of its members are independent. The Chairman of the committee is one of the independent members.

The GAI responds functionally to the audit committee and hierarchically to the CEO, as indicated above. The GAI independence practices align with what is established in the International Framework for the Professional Practice of Internal Auditing.

The members of the internal audit management are well versed in systems, architecture, financial, business or accounting matters and have the necessary authority to perform their tasks effectively, objectively and independently, as established in the aforementioned framework.

These members have adequate knowledge in relation to:

- Risk assessment and controls and, in particular, the risk of fraud.

- Use of technological resources for data analysis (such as ACL).

- Design of projects, realization of plans, control in the execution of works, repairs and maintenance.

The GAI has access to all the records, documents, files and other information that is necessary to carry out its work and its members have direct communication with all the people of the different areas of the organization.

The GAI has an autonomous budget to obtain the necessary resources to do its homework and to cover the corresponding expenses, including the training of its members.

20. The Board of Directors has an Audit Committee that acts on the basis of a regulation. The committee is mostly composed and chaired by independent directors and does not include the general manager. The majority of its members have professional experience in financial and accounting areas.

The bylaws in its article X provide that the Company must have an audit committee, which is governed by said article and by the regulations of the audit committee that was approved by the ordinary and extraordinary general meeting of the Company held on July 18, 2016, by the Capital Market Law No. 26,831 and by the regulations of the National Securities Commission.

According to the provisions of these standards, the audit committee must be composed of three members of the board of directors, most of whom must be independent directors. The chair of the committee must fall to an independent director. The members are appointed by the director considering his or her knowledge on business, financial and accounting issues.

The general manager is not a member of the audit committee.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

21. The Board of Directors, with the opinion of the Audit Committee, approves a policy for the selection and monitoring of external auditors in which the indicators to be considered when making the recommendation to the Shareholders' Meeting on the conservation or replacement of the external auditor are determined.

This practice is followed. The Audit Committee has the following functions in relation to the appointment of the external auditor of the Company:

(i) Consideration of the background of the audit firm and of the regular and alternate auditors appointed by the assembly, of the independence policy and quality standards of the audit firm and of the emphasis given to its application.

(ii) Issue an opinion regarding the board's proposals for the selection, appointment, re-election and replacement of the external auditor of the Company.

(iii) Review the affidavits and inscriptions established by the CNV of both the auditing firm and the regular and alternate auditors appointed by the shareholders meeting.

(iv) Review the contents of the contracting letter of the external audit.

In turn, the Audit Committee conducts an annual evaluation of the independence of the external auditors, stating their opinion in the minutes of the said committee.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

F)	ETHICS, INTEGRITY AND COMPLIANCE

Principles

XVII.	The Board of Directors must design and establish appropriate structures and practices to promote a culture of ethics, integrity and compliance with regulations that prevent, detect and address serious corporate or personal failures.

XVIII.	The Board of Directors will ensure the establishment of formal mechanisms to prevent and otherwise deal with conflicts of interest that may arise in the administration and management of the company. It must have formal procedures that seek to ensure that transactions between related parties are carried out in the best interest of the company and the equitable treatment of all its shareholders.

22. The Board of Directors approves a Code of Ethics and Conduct that reflects ethical and integrity values and principles, as well as the company's culture. The Code of Ethics and Conduct is communicated and applicable to all directors, managers and employees of the company.

This practice is followed. The Company has a new Code of Conduct (the “Code”) that was approved by the Company's board of directors at its meeting on August 7, 2018 and was communicated to all employees of the organization. This Code is known and must be complied with by the members of the board, trustees, and members of the committees, employees and interns of the Company (the Collaborators”). It also applies to suppliers, commercial agents, representatives, contractors, subcontractors, customers, permit holders, and other interest groups (the "Business Partners").

The management of the Company and the Compliance management, with the assistance of the Human Resources department, must take the necessary measures so that all Collaborators are trained to comply with the provisions of the Code. Its purpose is to establish the guidelines that govern the ethical behavior of all Employees and their Business Partners and ensure that they are observed to maintain a conduct with high professionalism and integrity, not only within the Company but also in relationships with other interested parties. All Partners of the company must sign the mission of commitment provided in the code of conduct.

In turn, the Company has implemented intensive trainings, mandatory and global plan, in various formats, which includes theoretical material and practical cases. The first stage (aimed at directors, managers and airport administrators) began during the month of November 2018 and continued during the period 2019 to 2021, in which the training presented both the Integrity Program and its work axes: Code of Conduct and related policies.

The training plan on Ethics and Integrity of the Company is based on various training formats, such as face-to-face classes, e-learnings, etc.

During 2022, the Company completed a training plan that consisted of:

-      Training on the Integrity Program, face-to-face and remote. Aimed at hierarchical personnel (Directors, Managers and others).

-      e-learning in the Integrity Program, through the corporate platform Mi Aprendizaje, intended for all collaborators, completed by more than 1,700 employees..

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

23. The Board of Directors establishes and periodically reviews, based on the risks, size and economic capacity, an Ethics and Integrity Program. The plan is visibly and unequivocally supported by management who designates an internal manager to periodically develop, coordinate, supervise and evaluate the program for its effectiveness. The program provides: (i) periodic trainings to directors, administrators and employees on ethics, integrity and compliance issues; (ii) internal channels for reporting irregularities, open to third parties and adequately disseminated; (iii) a policy of protection of whistleblowers against reprisals; and an internal investigation system that respects the rights of those investigated and imposes effective sanctions on violations of the Code of Ethics and Conduct; (iv) integrity policies in bidding procedures; (v) mechanisms for periodic risk analysis, monitoring and evaluation of the Program; and (vi) procedures that verify the integrity and trajectory of third parties or business partners (including due diligence for the verification of irregularities, illegal acts or the existence of vulnerabilities during the processes of corporate transformation and acquisitions), including suppliers, distributors, service providers, agents and intermediaries.

This practice applies. At the end of 2017, the Compliance area was created, which was restructured in 2021 in order to more clearly establish the scope of its responsibilities, as well as to promote the growth and solidity of compliance and development of the Company's Integrity Program. Company. Based on such restructuring, the Compliance Management reports directly to the CEO of the company and to the Corporate Compliance Management..

For its part, the Integrity Program focuses on the prevention and detection of corruption and fraud. In particular, it consists in implementing the necessary policies for the Company to carry out its activity in an adequate transparency framework. To this end, it works on the following axes:

(i) Promotion of ethics, transparency and integrity: carries out actions aimed at the formation and dissemination of ethical issues and internal control.

(ii) Code of Conduct: establishes the guidelines that govern the ethical behavior of all Employees and their Business Partners.

(iii) Complaints channel: jointly with the person responsible for internal auditing, it manages and tracks complaints about possible violations of the Code of Conduct.

As regards, the Board of Directors of the Company approved at its meeting on August 7, 2018 the Complaints Channel Policy, which is applicable to the Company and to all Collaborators and Business Partners.

This policy states:

-              the procedures applicable in the event that any individual is aware of the existence of facts contrary to the principles stipulated in the Code of Conduct of the Company;

-              the treatment and monitoring that the Company will give to the complaints, and

-              the protection of confidentiality and other guarantees of the complainant.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

The aforementioned procedures are designed to ensure the fair treatment of the personnel involved and to protect their rights of defense against accusations.

For its part, the board of directors approved the Conflict of Interest Prevention Policy at its meeting on August 27, 2018. This policy is intended to know and manage conflicts of interest. For this, it establishes a declarative regime for them, mandatory for all employees with hierarchical positions and for all those who perform their tasks in specific risk areas.

During 2020 this policy was updated incorporating as a possible risk the links with Public Officials in its definition and the updating of the forms that incorporate this figure. Additionally, changes related to the responsibilities of the areas in compliance with the standard were incorporated. The last report presented to the board on this policy took place at the meeting on December 6, 2022.

Regarding compliance with the submission of sworn statements, a compliance level of 85% based on the AA2000 personnel payroll covered, highlighting that during 2022 the biannual recertification was carried out through the enabled digital tool.

Additionally, the Company, through its Policy for the Prevention of the Misuse of Privileged Information regulates the use of non-public information obtained through relations with the Company or with its controlling, controlled or related companies, and with the operations with securities based on such information, in order to protect the interests of investors.

The Policy on Gifts and Hospitality and Donations, approved on September 21, 2018, aims to regulate the giving and receiving of gifts and hospitality, as well as making donations and charitable contributions, transparently in work activities, without obtaining undue advantages, to ensure the construction of integrity relationships.

During the year 2020 the policy was modified, updating the provisions of art. 5 inc. c) of Law No. 27,504 on Financing of Political Parties and incorporating Annexes.

Likewise, said policy was modified in terms of the reporting structure at the board meeting of December 6, 2022.

During 2022, due diligence was performed on 76 donations and review of 27 gift declarations.

Finally, the Company has comprehensive risk management policies and has risk management procedures for different areas oriented to the conceptual framework of the Committee of Sponsoring Organizations of the Treadway Commission (C.O.S.O).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

24. The Board of Directors ensures the existence of formal mechanisms to prevent and deal with conflicts of interest. In the case of transactions between related parties, the Board of Directors approves a policy that establishes the role of each corporate body and defines how those harmful transactions are identified, managed and disclosed to the company or only to certain investors.

This practice applies. The Code of Conduct of the Company establishes that all Employees must avoid situations that present or may present a conflict, between their personal interests and the interest of the Company. In order to circumvent this, the Company urges the open disclosure of this type of information.

For its part, the Board of Directors, at its meeting on August 27, 2018 approved the Conflict of Interest Prevention Policy that aims to establish a mandatory declarative regime, and set the guidelines on the behavior that employees must assume when a conflict of interest is presented, classifies them as real and potential, and establishes the routes of action to follow in case of a conflict of interest.

The Code of Conduct of the Company establishes that it protects and limits the disclosure of confidential records to those with a strict need for knowledge. Similarly, the disclosure of information that commits the Company to third parties and / or talk about it in public areas should be avoided. The Company, through its Policy of Prevention of the Misuse of Privileged Information regulates the use of non-public information obtained through relations with the Company or its controlling, controlled or related companies and with operations with securities values based on such information.

The regulation of the audit committee provides for the procedure to be followed in the case of transactions with related parties. In this sense, it consists of:

1) Prior to the conclusion of an agreement with a Related Party for a Relevant Amount, the Vice President of the Company will inform the audit committee and forward the documentation requested for its review according to normal and usual market conditions between independent parties.

2) The audit committee may request the additional information it deems necessary and, where appropriate, hire experts to that effect.

3) The intervention of the audit committee will be in these cases prior to treatment and board approval.

The main operations carried out by the Company with companies included in article 33 of Law No. 19,550 and / or with other related parties are set forth in the corresponding notes of the audited financial statements of the Company, whether it is accounting documentation for intermediate or annual periods.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

On the other hand, the Company has issued negotiable obligations and signed syndicated loans (and their successive modifications) for which it has committed personally and its subsidiaries, directly or indirectly, not to carry out or allow the continuation of any activity, business, agreement or other operation with an affiliate or any director, officer or employee of the Company (or any of its relatives), any of its subsidiaries or any affiliate of any of them (either in a single operation or in a series of related operations), unless such activity , business, agreement or other operation be:

(i) in terms at least as favorable to the Company (or said subsidiary) that those that the Company (or said subsidiary) could obtain in comparable transactions in market conditions with persons not affiliated with the adequate financial and technical capacity to carry out the operation; stipulating that in respect of any operation (or series of related operations) that involves total payments or transfers of goods or services with a fair value greater than: (a) US $ 10,000,000 (or its equivalent in any other currency), the Company must deliver to the issuing agent proof that said operation was approved in advance by a majority of the members (including a majority of the non-independent members) of the Board of Directors of the Company and / or said subsidiary (as applicable), and (b ) US $ 50,000,000 (or its equivalent in any other currency), the Company must deliver to the issuing agent an opinion of an independent appraiser regarding the suitability of said operation for the Company or said subsidiary from a financial point of view ;

ii) for the payment of reasonable fees and other remunerations paid and any compensation provided to officers, directors, employees, consultants or representatives of the Company or any of its subsidiaries as determined in good faith by the Company or its relevant subsidiary;

(iii) for loans and advances by the Company or any of its subsidiaries to any of its directors, officers and employees for expenses of transfer, representation and relocation, in each case made in the ordinary course of business and for an amount not exceeding to US $ 1,000,000 (or its equivalent in any other currency) in total pending at any time;

(iv) a restricted payment allowed by the terms and conditions of the negotiable obligations;

(v) a permitted investment recorded in the terms and conditions of negotiable obligations;

(vi) between fully controlled subsidiaries of the Company;

(vii) an operation under the Technical Assistance Contract once it has been reestablished; or

(viii) a sale of new capital stock of the Company or any of its subsidiaries issued to a person other than the Company or any of its subsidiaries, any contribution (except for the Company or any of its subsidiaries) to the capital of the Company or any of its subsidiaries or (except for debt held by the Company or any of its subsidiaries) the conversion into or exchange of any debt for subordinated debt or share capital of the Company or any of its subsidiaries.

For the purposes of this rule, are affiliated the holders (direct or indirect) of representative capital stock of 10% or more of the share capital of a person.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

G)	PARTICIPATION OF SHAREHOLDERS AND INTERESTED PARTIES

Principles

XIX.	The company must treat all Shareholders equitably. It must guarantee equal access to non-confidential and relevant information for the assembly decision of the company.

XX.	The company must promote the active participation and with adequate information of all the Shareholders, especially in the formation of the Board of Directors.

XXI.	The company must have a transparent Dividend Distribution Policy that is aligned with the strategy.

XXII.	The company must take into account the interests of its stakeholders.

25. The company's website discloses financial and non-financial information, providing timely and equal access to all Investors. The website has a specialized area for the attention of inquiries by investors.

This practice is followed. The company discloses financial information through the website of the National Securities Commission. In turn, the Code of Conduct and the contact information for inquiries of investors and the general public are published on the Company's website. The Company has an Investor Relations Officer, who is, in turn, the Company's Market Relations Officer.

26. The Board of Directors must ensure that there is a procedure for identification and classification of its stakeholders and a communication channel for them.

This practice is followed. The Company has an institutional website of free access, in which the different groups of interested parties can enter and access information of various kinds related to the Company (including the financial information that is available through a link to the CNV). The site is: www.aa2000.com.ar

Additionally, the web page allows the contact of the interested parties with the Company, through forms designed for this purpose. Information transmitted by electronic means responds to the highest standards of confidentiality and integrity.

Finally, it is worth mentioning that the Company has a Sustainability Report that communicates the main economic, social and environmental impacts through this tool that is the most used by companies worldwide, and that is prepared following the guidelines of the G Global Report Initiative (GRI) standards, which is a recognized standard for transparency and accountability. The digital version of this report is on the same web page.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

27. The Board of Directors sends to the Shareholders, prior to the holding of the Meeting, a “provisional information package” that allows the Shareholders - through a formal communication channel - to make non-binding comments and share dissenting opinions with the recommendations made by the Board of Directors, the latter having that, when sending the final package of information, expressly issue on the comments received that it deems necessary.

This practice is followed. The board of directors must ensure the informed participation of the shareholders in the general meetings and, consequently, adopt the measures it deems appropriate so that the general meeting can effectively exercise the powers conferred under the law and the bylaws.

In particular, the board of directors makes available to the shareholders, prior to the general meeting, all information required by law. Although the shareholders meeting does not have an operating regulation, it is a rule that all shareholders have at their disposal all the documentation to be treated by the assembly well in advance.

Being a closed company, which has five shareholders and all of them have representation on the board of directors, the shareholders have full knowledge of all the issues to be dealt with by the meeting. In turn, everyone has the opportunity to ask questions to the board of directors and include points to be discussed on the agenda of the assemblies. For the most part, the assemblies are held unanimously, that is, with the participation of all shareholders and they are fully informed of the issues to be discussed.

28. The bylaws of the company consider that the Shareholders can receive the information packages for the Shareholders Assembly through virtual media and participate in the Assemblies through the use of electronic means of communication that allow the simultaneous transmission of sound, images and words, ensuring the principle of equal treatment of participants.

This practice does not apply. The Company's bylaws do not provide for the participation of remote shareholders, notwithstanding which, as explained in the previous point, since there are only five shareholders, all have the possibility of attending the meetings and exercising the corresponding rights. The vast majority of assemblies are held unanimously.

29. The Dividend Distribution Policy is aligned with the strategy and clearly establishes the criteria, frequency and conditions under which dividend distribution will take place.

This practice does not apply. The Company does not have a written dividend distribution policy.

The negotiable obligations issued by the Company in February 2017 provide for restrictions on the payment of dividends as of 2017. Notwithstanding these restrictions, the negotiable obligations allow the payment of dividends to the preferred shares to the extent that the distribution of dividends is legally allowed.

Pursuant to the provisions of the issuance conditions of negotiable obligations and the CNV regulations, in the event of realized and liquid gains, the result of the year may be allocated to the distribution of dividends within the limits established, or to the constitution of optional reserves.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format

Individual Financial Statements

At December 31, 2022 presented in comparative format

Index

Annual Report

Report of the Corporate Governance Code

Individual Statements of Comprehensive Income

Individual Statements of Financial Position

Individual Statements of Changes in Equity

Individual Statements of Cash Flows

Notes to the Individual Financial Statements

Supplementary Information

Report of Independent Auditors

Report of the Supervisory Committee

      $ = Argentine Peso

US$ = US Dollar

EUR = Euro

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Autonomous City of Buenos Aires
Principal activity:	Use, management and operation of airports
Individual Financial Statements Fiscal Year N° 25 commenced January 1, 2022
DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	January 3, 2023
Registration number with the Superintendence of Corporations:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 – Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 14)

	Subscribed	Paid-in

	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
	258,517,299	258,517,299

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Comprehensive Income

For the years ended at December 31, 2022 and 2021

		12.31.2022	12.31.2021

	Note	$
Continuous Operations
Revenue	3	112,055,914,843	61,521,134,229
Income of construction (CINIIF 12)	5	21,995,877,987	10,705,174,796
Cost of services	10	(70,879,340,756)	(54,126,112,734)
Cost of construction (CINIIF 12)		(21,961,772,854)	(10,680,514,164)
Gross Profit		41,210,679,220	7,419,682,127
Distribution and selling expenses	10	(5,147,146,481)	(4,270,046,916)
Administrative expenses	10	(4,467,654,606)	(3,313,484,129)
Other income and expenses, net	3	2,034,115,855	(1,338,075,229)
Operating Profit		33,629,993,988	(1,501,924,147)

Finance Income	3	5,123,253,054	397,974,841
Finance Costs	3	(1,293,711,124)	10,604,436,786
Result from exposure to changes in the purchasing power of the currency		2,429,681,609	1,277,687,358
Result of investments accounted for using the equity method	4	81,705,005	69,074,874
Income before Income Tax		39,970,922,532	10,847,249,712
Income Tax	3	667,108,439	(10,852,213,334)
Income for the year for continuous operations		40,638,030,971	(4,963,622)
Net Income for the year		40,638,030,971	(4,963,622)
Other comprehensive income		-	-
Comprehensive Income for the year		40,638,030,971	(4,963,622)

Result per share basic and diluted attributable to shareholders of the Company during the year (shown in $ per share) from continuous operations		157.1966	(2.46180)

The accompanying notes are an integral part of these Individual Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Financial Position

At December 31, 2022 and 2021

		12.31.2022	12.31.2021

	Note	$
Assets
Non-current Assets
Investments accounted for by the equity method	4	420,839,513	339,134,508
Intangible Assets	5	272,099,085,921	264,750,686,945
Rights of use		504,276,243	1,109,407,733
Other receivables	3	9,705,112,095	11,892,583,010
Total Non- Current Assets		282,729,313,772	278,091,812,196
Current Assets
Other receivables	3	2,003,441,895	3,487,959,393
Trade receivables, net	3	9,388,817,249	8,123,623,621
Investments	3	736,850	2,623,165,497
Cash and cash equivalents	3	25,378,895,583	31,697,626,300
Total Current Assets		36,771,891,577	45,932,374,811
Total Assets		319,501,205,349	324,024,187,007

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		-	910,978,514
Share Premium		137,280,595	137,280,595
Adjustment of capital		19,994,148,926	50,036,423,343
Legal and facultative reserve		100,659,294,802	101,988,984,080
Retained earnings		18,438,253,482	(22,199,777,489)
Total Shareholders’ Equity		139,487,495,104	131,132,406,342

Liabilities
Non- Current Liabilities
Provisions and other charges	9	2,054,083,358	5,173,081,093
Financial debt	6	115,264,730,514	101,022,207,384
Deferred income tax liabilities	12	23,239,819,313	23,906,927,752
Lease liabilities		-	407,520,776
Accounts payable and others	3	235,283,369	1,523,802,287
Fee payable to the Argentine National Government	7	-	4,836,443,972
Total Non- Current Liabilities		140,793,916,554	136,869,983,264
Current Liabilities
Provisions and other charges	9	6,081,046,586	6,310,377,019
Financial debt	6	12,092,746,805	23,633,233,391
Lease liabilities		389,910,421	525,081,781
Accounts payable and others	3	15,778,552,736	16,406,789,329
Fee payable to the Argentine National Government	7	4,877,537,143	9,146,315,881
Total Current Liabilities		39,219,793,691	56,021,797,401
Total Liabilities		180,013,710,245	192,891,780,665
Total Shareholders’ Equity and Liabilities		319,501,205,349	324,024,187,007

The accompanying notes are an integral part of these Individual Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Changes in Equity

At December 31, 2022 and 2021

	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserve	Retained Earnings	Total Equity

	$
Balance at 01.01.2022	258,517,299	910,978,514	137,280,595	50,036,423,343	3,435,753,200	98,066,894,280	486,336,600	(22,199,777,489)	131,132,406,342
Resolution of the Shareholders’ meeting of March 10, 2022 - Redemption of preferred shares (Note 16)	-	(910,978,514)	-	(30,042,274,417)	-	(1,349,328,445)	-	-	(32,302,581,376)
Compensation plan	-	-	-	-	-	-	19,639,167	-	19,639,167
Net comprehensive Income for the year	-	-	-	-	-	-	-	40,638,030,971	40,638,030,971
Balance at 12.31.2022	258,517,299	-	137,280,595	19,994,148,926	3,435,753,200	96,717,565,835	505,975,767	18,438,253,482	139,487,495,104

Balance at 01.01.2021	258,517,299	910,978,514	137,280,595	50,036,423,343	3,435,753,200	98,066,894,280	445,234,459	(22,194,813,867)	131,096,267,823
Compensation plan	-	-	-	-	-	-	41,102,141	-	41,102,141
Net comprehensive Income for the year	-	-	-	-	-	-	-	(4,963,622)	(4,963,622)
Balance at 12.31.2021	258,517,299	910,978,514	137,280,595	50,036,423,343	3,435,753,200	98,066,894,280	486,336,600	(22,199,777,489)	131,132,406,342

The accompanying notes are an integral part of these Individual Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Cash Flows

At December 31, 2022 and 2021

		12.31.2022	12.31.2021

	Notes	$
Cash Flows from operating activities
Net Income for the year		40,638,030,971	(4,963,622)
Adjustments for:
Income Tax	3	(667,108,439)	10,852,213,334
Amortization of intangible assets	5	14,647,479,011	14,117,916,273
Depreciation rights of use	10	605,131,480	605,131,480
Bad debts provision	8/10	(1,287,858,644)	809,201,076
Specific allocation of accrued and unpaid income	7	1,556,329,082	7,787,446,485
Income of investments accounted for by the equity method	4	(81,705,005)	(69,074,874)
Unpaid financial debt interests costs	6	10,328,863,962	12,947,063,410
Accrued deferred revenues and additional consideration	9	(1,950,198,065)	(1,490,553,621)
Compensation plan		19,639,167	41,102,141
Unpaid Exchange differences		(2,413,584,968)	(20,519,236,621)
Contingencies provision	9	142,348,023	1,851,910,129
Adjustment effect for inflation		(20,393,452,995)	3,950,786,425
Changes in operating assets and liabilities:
Changes in trade receivables		(7,431,299,347)	(4,292,369,969)
Changes in other receivables		(2,090,831,666)	3,651,839,363
Changes in accounts payable and others		7,356,605,882	(2,791,823,093)
Changes in provisions and other charges		(4,751,570,414)	3,365,217,213
Changes in fee payable to the Argentine National Government		(1,634,758,791)	-
Increase in intangible assets		(21,995,877,987)	(10,702,619,406)
Payment of debt to the National Government		(30,476,665,719)	-
Income tax payment		(107,083,681)	-
Net cash flow (used in) / generated by operating activities		(19,987,568,143)	20,109,186,123

Cash Flow for investing activities
Addition of investments		(17,839,726,918)	-
Collection of investments		19,317,435,604	2,304,329,061
Net cash flow generated by investing activities		1,477,708,686	2,304,329,061

Cash Flow from financing activities
New financial debt	6	50,044,314,022	51,238,382,892
Lease liabilities		(503,882,446)	(675,050,230)
Financial debt paid- principal	6	(29,510,544,198)	(33,996,055,699)
Financial debt paid- interests	6	(10,877,455,954)	(10,273,323,028)
Dividends paid	9	(369,517,526)	-
Net cash flow generated by/ (used in) financing activities		8,782,913,898	6,293,953,935

(Decrease) / Net increase in cash and cash equivalents		(9,726,945,559)	28,707,469,119

Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year		31,697,626,300	15,023,000,538
Net increase in cash and cash equivalents		(9,726,945,559)	28,707,469,119
(Decrease) / Effect of inflation generated by cash and cash equivalents		6,631,572,617	(10,053,435,372)
Exchange differences generated by cash and cash equivalents		(3,223,357,775)	(1,979,407,985)
Cash and cash equivalents at the end of the year		25,378,895,583	31,697,626,300
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	-	2,555,390
Dividends on preferred shares		-	631,446,360

The accompanying notes are an integral part of these Individual Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement to December 2022 of the following commitments: (i) programming of funds for works and rescue of preferred shares $ 406.5 million and (ii) regularization of the specific allocation of income owed for 2020. Likewise, the ORSNA deferred to June 2023 the necessary adjustment to balance the financial projection of income and expenses.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

The main terms and conditions of the Concession Contract are set out below:

1.1. Consideration payable to the Argentine National Government

Under the terms of the Concession Agreement, the Company is required to, on a monthly basis; allocate an amount equal to 15% of the revenues derived from the Concession, as follows:

-	11.25% of total revenues to a trust for funding infrastructure works of the National Airport Systems. 30 % of such funds will be contributed directly to the National Social Security Administration (ANSES). The Secretary of Transportation, with previous authorization from the ORSNA, will determine the works in any airport of the country whether at airports under the concession agreement or not. The Company could present the ORSNA proposed works projects which, together with ORSNA´s proposals will be presented to the Secretary of Transportation who will decide upon the use of the trust funds.

-	1.25% of total revenues to a trust fund to study, control and regulate the Concession, which is to be administered and managed by the ORSNA.

-	2.5% of total revenues to a trust for funding of infrastructure works for the “A” Group of the National Airports System.

The Company may settle trust payment obligations through the assignment of credits arising from the rendering of aeronautical and/or airport services under the concession prior intervention of the Secretary of Transport and authorization of the ORSNA.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule

The Concession Agreement establishes the maximum rates that the Company may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft charges, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors.

Under the Concession Agreement, the ORSNA must annually review the financial projection of income and expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. The main factors that determine economic equilibrium are the payments to the Argentine National Government, the fees charges to Airlines and passengers for aeronautical services, commercial revenues, investments the Company is required to make under the concession, The ORSNA determines the adjustment to be made to these factors to achieve economic equilibrium through the term of the concession. The only factor that has been adjusted in the past has been the fees the Company charges for aeronautical services and additional investment commitments.

As of 2012, the ORSNA has reviewed the Financial Projection of Income and Expenses four times through Resolution 115/12, dated November 7, 2012, Resolution 44/14 dated March 31, 2014, Resolution 167/15 dated November 20, 2015 and Resolution 100/2016 dated November 25, 2016; Resolution Nº 75/19 dated September 11, 2019 and Resolution Nº 92/19 dated October 21, 2019.

In November 2012, together with the increase of tariffs granted by the National Government a “New Trust for Works-Portfolio of Projects” was created as per article 7 E) of the Trust Agreement for the Strengthening aimed at financing Works of “Portfolio of Works 2012”. Through ORSNA Resolution No. 89/21 dated December 30, 2021, the ORSNA ordered the closure of the 'Trust Account of the Equity of Specific Affectation for Works of the Bank of Projects 2012'.

By virtue of this, it established that (i) the works in progress and those still pending execution that are detailed in the document called 'Bank of Works Projects of the year 2012' be faced with the funds from the Patrimony of Affectation called 'Trust Account of Specific Affected Assets to reinforce substantial investments of Group A', created by Resolution 45 of 03/31/14 and (ii) the funds deposited in the 'Trust Account of Specific Affected Assets for Works of the Bank of Projects 2012' as well as the funds owed to it by AA2000, will be transferred to the 'Specific Affected Patrimony Trust Account for the reinforcement of substantial investments of Group A created by Resolution 45/14.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

Following the increase of tariffs granted by the National Government in 2014, a new account was created “Trust Account for the Reinforcement of Investments of Group A”.

In accordance with the provisions of the Technical Conditions for the Extension, the ORSNA resolved to readjust the Tariff Schedule duly approved by ONRSA Resolution No. 93/19 and issued ORSNA Resolution No. 04/21, dated January 13, 2021, which provided for the increase in the International Air Station Use Rate (TUAI) and ORSNA Resolution No. 83/21, dated December 29, 2021, which provided for the readjustment of the Domestic Air Station Use Rate (TUA) for tickets issued to from January 1, 2022 as of January 1, 2022 and ORSNA Resolution 98/22, dated December 16, 2022, which provided for the readjustment of the Domestic Airstation Use Fee (TUA).

Likewise, ORSNA Resolution No. 83/21 maintains the freezing provided in Article No. 1 of Resolution No. 04/21 regarding the values corresponding to the Aircraft Landing and Parking Fees applicable directly to airlines. That carry out regular and non-regular domestic and international services, nor affect the Use Rate for regional flights in all the Airports of Group A of Airports.

As of the date of these financial statements, the revisions to the financial projection of income and expenses corresponding to the years 2018, 2019, 2020, 2021 and 2022. On September 23, 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, ORSNA approved by ORSNA Resolution No. 60/21 that ordered the postponement until June 2023 of the adjustment necessary to balance the financial projection of income and expenses

1.3. Investments

The Company executed the capital investments committed in the investment plan presented with the Memorandum of Agreement for the period corresponding to 2006-2028.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.3. Investments (Contd.)

In order to strengthen the airport system, new investments were established, listed in Annex I of the Technical Conditions for the Extension, for the periods 2020-2021, 2022-2023; 2024-2027 and 2028-2038.

The ORSNA will be the one who will assign the execution priorities within each period according to the financial goals established in the Financial Projection of Income and Expenses.

Works performed in accordance with the investment plan are entered in an investment registry maintained by the ORSNA, which catalogues both the physical progress and economic investments made under the investment plan. The Company is required to provide all the necessary documentation and any other data or reports requested by the ORSNA with respect to the investment registry.

In order to guarantee the completion of the works, the Company has contracted a surety insurance.

In August 2011, the Asociación de Superficiarios de la Patagonia (ASSUPA) started a civil action against the Company in a federal court in the Autonomous City of Buenos Aires according to Environmental Law N° 25.675, requesting the remediation of liabilities that eventually caused environmental damage in airports concessioned.

To date, the Court has appointed as expert the University of La Plata to conduct the research related to the remedial Works requested. ASSUPA obtained a precautionary measure to guarantee the execution of works for $97.420.000. Such works do not constitute a contingency, in case of execution they should be considered as included in the contract investments plan.

1.4. Transfer of assets used to provide the services

At the end of the Concession, AA2000 shall transfer to the Government, free of charge, all assets in use until that date for the provision of services to ensure continuity of the rendering of services either by the Government or a future concessionaire under the same conditions, and with the same quality standards.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.5. Guarantee for fulfillment of the Concession Contract

It was agreed that a guarantee might be offered, to the satisfaction of ORSNA consisting in the pledge of securities, property and/or real estate mortgages, as well as surety bonds.

In order to comply with this clause, the Company has set up a surety bond.

1.6. Insurances

Additionally, the Company shall enter into a civil liability insurance policy for a minimum amount of $ 300,000,000.

The company has contracted insurance for U$S 300,000,000.

1.7. Limitations to the transfer of shares

The shares in AA2000 could not be pledged without prior authorization of the ORSNA. The shareholders of AA2000 could only change their stake ownership or sell their shares with the prior authorization of the ORSNA.

Under the Concession Agreement, the Company is required to maintain, at all times, a technical expert. Under the Concession Agreement, any shareholder who has held at least 10.0% of the capital stock for a minimum of five years is considered a technical expert.

It is established that the Company cannot merge or spin off during the term of the Concession Agreement.

1.8. Withdrawal and Compensation of Claims

Through the approval of the Memorandum of Agreement, the definitive resolution of the mutual claims between the National State and Aeropuertos Argentina 2000 S.A. was agreed.

The Company withdrew from the claims, appeals and lawsuits filed or in progress against the National State. Likewise, the ORSNA withdrew the executive lawsuit initiated against the Company for the non-payment of the canon.

As a result of what was agreed and the commitments assumed in the “Technical Conditions of the Extension”, approved by Decree 1009/20, the company withdrew from the administrative and judicial actions against the National State, the ORSNA and their decentralized entities.

In relation to the judicial case where the economic-financial reviews approved by ORSNA Resolutions Nos. 75/19 and 92/19, ended with the judicial approval of the agreements reached approved by the aforementioned Decree. On December 30, 2021, in the same judicial file, ORSNA Resolution No. 60/21 dated September 23, 2021 was judicially approved, by which the Regulatory Body approved the content of the minutes signed with AA2000 in the dates August 03, 2021 and September 02, 2021.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.8. Withdrawal and Compensation of Claims (Contd.)

ORSNA issued RESFC-2022-95-APN-ORSNA#MTR dated November 28, 2022, by which it approved the instruction agreement for the payment of fines. Said agreement provides for payment of the total firm fines in 12 monthly installments, with the first installment due on December 10, 2022 and the last on November 10, 2023.

The Company has been complying with the Agreement, having already paid the installments corresponding to the months of December 2022, January 2023 and February 2023.

NOTE 2 – ACCOUNTING POLICIES

The Individual Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on March 8, 2023.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences (FACPCE), which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Individual AA2000 Financial Statements have been prepared in accordance with the IFRS and IFRIC Interpretations (IFRIC) and International Accounting Standards (IAS) issued by the International Standards Committee of Accounting (IASC, for its acronym in English, predecessor of the IASB).

These accounting policies have been consistently applied to all the years presented. Unless otherwise stated.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

1) Comparative Information

The information included in these financial statements has been extracted from the Individual Financial Statements of AA2000 as of December 31, 2021, approved in a timely manner by the Board of Directors and by the Company's Shareholders, and restated to the closing currency of December 31, 2022, depending on the application of NIIC 19 (see Note 2.22).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

2) Controlled Companies

Controlled Companies are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the moment of determining if the Company controls an entity the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The controlled companies are consolidated as from the date the control is transferred and excluded from the date such control ceases.

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company policies.

At December 31, 2022, AA2000 has participation in the following controlled companies (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 12.31.22	Net Shareholders’ equity at closing	Income for the year
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	362,768,161	365,314,767	29,307,213
Cargo & Logistics S.A.	1,637,116	98.63%	1,521,641	1,542,777	(3,975,558)
Paoletti America S.A.	6,000	50.00%	15,526	31,051	(14,717)
Texelrío S.A. (3)	84,000	70.00%	56,478,521	21,502,785	56,478,521
Villalonga Furlong S.A. (4)	123,700	1.46%	55,664	3,812,580	(90,454)

(1)	Companies based in the Argentine Republic.
(2)	Includes adjustments under IFRS for the elaboration and presentation of these financial statements.
(3)	The Net Shareholders Equity includes 4.000.000 of preferred shares.
(4)	Owner of 98.42% of the capital stock and votes in a direct way.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency, which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

3) Segment Information (Contd.)

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Intangible Assets

The Company has recognized an intangible asset that represents the right (license) to charge users for the service of airport concession. Such intangible asset is registered at the cost restated at the closing currency minus the accumulated amortization which is amortized in a straight line during the term of the concession.

The Concession Agreement is accounted for in accordance with IFRS based on the principles outlined in IFRIC 12 “Service Concession Arrangements.” Under IFRIC 12, our Concession Agreement is a “build-operate- transfer” arrangement, under which we develop infrastructure to provide public services and, for a specific period, operate and maintain such infrastructure. Infrastructure is not recognized as property, plant or equipment (PPE), because we have the right to charge fees for services provided to users during the period of the Concession Agreement.

The assets subject to amortization are reviewed for depreciation when the events or changes in the circumstances indicate that the book value cannot be recovered. The loss for depreciation is recognized for the amount by which the accounting value of the asset exceeds its recovery value. For the purpose of depreciation testing, the assets are grouped at the lowest level for which there are identified cash flows.

5) Rights of Use

The Company has recognized an asset for the right of use born from the leases of offices and deposits. Said asset is recorded at the present value of the payments defined in the lease contract restated in the closing currency minus accumulated amortization, which amortizes in a straight line during that of the lease.

6) Sales receivables and other receivables

Sales receivables and other receivables are recognized at face value; net the provision for devaluation losses if there are no significant differences with the interest method. The implicit interest is disaggregated and recognized as financial income as interest is accrued.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Investments

The investments consist mainly of investments in public debt instruments and term deposits, with original maturity greater than three months from the date of acquisition.

All purchases and sales of investments are recognized on the settlement date, which does not differ significantly from that of contracting, date on which the Company undertakes to buy or sell the investment.

The results from financial investments, both by quote difference and by exchange difference, are recognized in the “Financial income” in the Statement of Comprehensive Income.

The fair value of listed investments is based on current offer prices. If the market for a financial investment is not active or the securities have no quotation, the Company estimates the fair value according to standard valuation techniques.

8) Cash and cash equivalents

Cash flows cash and cash equivalents include cash in hand, time deposits in financial entities, other short-term highly liquid investments with an original maturity of three months or less and bank overdrafts. In the statements of financial position, bank overdrafts, if any, are shown within borrowings in current liabilities.

9) Capital Stock

Ordinary, non-endorsable shares of $ 1 par value and preferred shares of $ 1 par value represent the capital stock. The adjustment that arises from the restatement to the closing currency is exposed as "Adjustment of capital".

10) Provisions and other charges

Provisions are recognized in the financial statements when:

-	The Company has a present obligation (legal or constructive) as a result of past events,
-	It is probable that an outflow of resources is required to settle such obligation and
-	The amount can be reliably estimated

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation considering the best available information at the time of the preparation of the consolidated financial statements and are reassessed at each closing date. The discount rate used to determine present value reflects current market assessment, at statements financial position date, of the time value of money, and the risks specific to the obligation.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

11) Financial debt

Borrowings and other financial liabilities are initially recognized at fair value, net of direct transaction costs incurred. Subsequently, borrowings are carried at amortized cost using the effective interest method. Borrowings are classified under current liabilities if payment is expected within a year.

12) Leases

Assets acquired through leasing are recorded as assets either under "Intangible assets" or under "right of use", depending on the nature of the leased object, and are initially valued at the present value of future minimum payments or at their fair value if It is lower, reflecting in the liability the corresponding debt with the lessor. The financial cost is accrued based on the effective rate and is included within “Financial costs”.

In the case of short-term leases or low-value leases, the Company has chosen not to recognize an asset, but rather recognizes the expense on a straight-line basis during the term of the lease for the fixed income part. Variable or contingent income is recognized as an expense in the period in which payment is probable, as are increases in fixed income indexed by a price index.

The lease liabilities maintained with financial institutions, given the nature of the creditor, are disclosed within the “Financial debt” category; instead, those contracts of leases held with creditors with a purely commercial activity are disclosed as “Lease liability”.

13) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation

Income tax expense for the year comprises current and deferred income tax and is recognized in the Statement of Comprehensive Income.

Deferred income tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts.

Main temporary differences correspond to differences between the book and tax value of property, plant and equipment and intangible assets, mainly due to different depreciation and amortization criteria. Deferred assets and liabilities are measured at the tax rate expected to apply in the period in which the asset is realized or the liability settled, based on the tax laws enacted or substantially enacted at the end of the year. Under IFRS, the deferred tax assets (liabilities) are classified as non-current assets (liabilities). Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

13) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation (Contd.)

Deferred income tax is provided on temporary differences derived from the investments in subsidiaries and associates, except for deferred income tax liability where the Company controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in a near future.

The income tax result for the year ended December 31, 2022 was a gain of $667 million corresponding only to the deferred tax charge.

The income tax gain in 2021 was $10,852 million, corresponding only to the deferred tax charge.

For determining the net taxable income at the end of the years ended at December 31, 2022 and 2021, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $22,168 million and $14,663 million respectively was incorporated into the tax result, as of December 31, 2022 and 2021, the variation of the General Level Consumer Price Index (CPI) exceeded 100% in the 36-month period ending fiscal years 2022 and 2021.

14) Accounts payable and others

Accounts payable and others are obligations to pay for goods and services that have been acquired in the ordinary course of business. Accounts payable are classified in current liabilities if payment is due within one year or less.

Accounts payable are initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method.

Unpaid salaries, vacations and bonuses, and social contributions, as well as employee termination payments and restructuring costs are recognized at fair value.

15) Revenues

The Company generates revenues from the following activities:

a) Aeronautical services provided to users and aeronautical operators in the airports. Main aeronautical services include passenger use fees, aircraft landing fees and aircraft parking fees;

b) Non- Aeronautical revenues mainly obtained from commercial activities within the airports. Main non-aeronautical revenues include warehouse usage, use of space, car parking, etc.

Revenues for use of space by retail stores can be either contracted as a fixed or variable amount.

Revenue for contracts with clients is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the sale of services, stated net of discounts and value added taxes.

The Group recognizes revenues in the period the services are rendered, when the amounts can be reliably measured, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each of the activities has been met, as previously mentioned.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

15) Revenues (Contd.)

The Company performs construction activities as part of the obligations derived from the investment plan established in the Concession Agreement mentioned in Note 1. In accordance with IFRIC 12 paragraph 14, the company recognizes construction revenues and costs during the construction period.

16) Other income and expenses

It mainly includes the revenues from the Strengthening Trust that arise as consideration for having the concession of the "A" Group of airports of the National Airport System for which the Company assigns to the Government 15% of the total revenues of the concession. 2.5% of said income is used to finance the investment commitments of AA2000 corresponding to the investment plan under the concession contract through a trust in which AA2000 is the trustor; Banco de la Nación Argentina, the trustee; and the beneficiaries are AA2000 and builders of the works of the airports. The funds in the trust are used to pay the creditors of certain infrastructure works in the airports of Group A. According to IAS 20, the benefit received by the Company qualifies as an income subsidy, which is recognized on a monthly basis at a. reasonable value since there is certainty that this benefit will be received.

17) Distribution of dividends

The distribution of dividends to the Company shareholders is recognized as a liability in the financial statements in the year the dividends are approved by the shareholders.

18) Changes in accounting policies and disclosures

There are no changes in the Group's accounting policies as of the changes in accounting standards and interpretations issued by the IASB that are effective as of January 1, 2023.

19) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Group accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2022 and are mentioned in Note 21.

20) Compensation Plan

During fiscal years 2022 and 2021, Corporación América Airports (hereinafter CAAP) decided to grant a compensation plan to the management level of AA2000. It corresponds to a payment plan based on CAAP shares, which will be responsible for them. In this sense, the cost of the aforementioned plan has been recorded in "Salaries and social charges", both in "Costs of sales" and "Distribution and marketing expenses", depending on the nature of the employee. Likewise, the value of the shares to be issued by our parent company was recorded as a counterpart, in "Other reserves" within the Company's equity.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

21) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

Financial information in hyperinflationary economies

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method.

For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Individual Separate financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Individual Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

21) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Financial information in hyperinflationary economies (Contd.)

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The inter annual coefficient for the period ended December 31, 2022 was 1.9479.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, if such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

21) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index.

The following is a summary of the methodology used for the preparation of these Consolidated Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of December 31, 2022. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of December 31, 2022, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Statements of Comprehensive Income have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of December 31, 2022, through the application of the relevant conversion factors.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

21) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account;

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION

		12.31.2022	12.31.2021

	Note	$
Other non-current receivables
Trust for Strengthening		9,705,112,095	11,892,583,010
		9,705,112,095	11,892,583,010
Other current receivables
Expenses to be recovered		197,714,021	307,111,260
Guarantees granted		1,254,587	2,443,850
Related parties	7	96,845,598	30,886,163
Tax credits		1,504,936,038	2,851,885,230
Prepaid Insurance		190,430,035	228,673,185
Other		12,261,616	66,959,705
		2,003,441,895	3,487,959,393
Trade receivables, net
Trade receivables		11,001,584,287	16,586,333,865
Related parties	7	337,039,942	385,662,061
Checks - postdated checks		352,816,882	169,876,777
Provision for bad debts		(2,302,623,862)	(9,018,249,082)
		9,388,817,249	8,123,623,621
Investments
Common investment funds		736,850	519,593,921
Bonds		-	2,103,571,576
		736,850	2,623,165,497
Cash and cash equivalents
Cash and funds in custody		39,583,633	23,566,449
Banks (*)		20,973,911,675	28,419,123,010
Checks not yet deposited		162,286,589	46,278,906
Time deposits		4,203,113,686	3,208,657,935
		25,378,895,583	31,697,626,300

(*) As of December 31, 2022 and December 31, 2021, includes balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $858,028,960 and $389,280,150, respectively.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION (Contd.)

		12.31.2022	12.31.2021

	Note	$
Accounts payable and other-current
Suppliers		235,283,369	1,256,077,164
Other tax liabilities		-	267,725,123
		235,283,369	1,523,802,287

Obligations payable		40,331,148	45,664,125
Suppliers		8,678,247,655	9,277,547,929
Foreign suppliers		540,997,086	1,652,396,417
Related parties	7	408,829,499	432,399,678
Salaries and social security liabilities		5,386,614,480	4,462,088,541
Other tax liabilities		723,532,868	536,692,639
		15,778,552,736	16,406,789,329

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

		12.31.2022	12.31.2021

		$
Revenues
Aeronautical revenues		57,863,313,660	18,884,798,480
Non-aeronautical revenues		54,192,601,183	42,636,335,749
		112,055,914,843	61,521,134,229

As of December 31, 2022 and 2021, "over the time" income from contracts with customers was $91,859,564,244 and $52,295,582,210, respectively.

Other net incomes and expenses
Trust for Strengthening	1.1	2,767,367,768	1,520,522,556
Other		(733,251,913)	(2,858,597,785)
		2,034,115,855	(1,338,075,229)
Finance Income
Interest		6,814,371,212	3,533,177,311
Foreign Exchange differences		(1,691,118,158)	(3,135,202,470)
		5,123,253,054	397,974,841

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

		12.31.2022	12.31.2021

	Note	$
Finance Expenses
Interest		(19,072,259,916)	(15,216,379,393)
Foreign Exchange differences		17,778,548,792	25,820,816,179
		(1,293,711,124)	10,604,436,786
		3,829,541,930	11,002,411,627

Income Tax
Deferred	12	667,108,439	(10,852,213,334)
		667,108,439	(10,852,213,334)

NOTE 4 – INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	2022	2021

	$
Balance at January 1	339,134,508	270,059,634
Income from investments accounted for by the equity method	81,705,005	69,074,874
Balance at December 31	420,839,513	339,134,508

NOTE 5 – INTANGIBLE ASSETS

		2022	2021

	Note	$
Original Values
Balance at January 1		413,904,916,782	403,199,741,986
Acquisition		21,995,877,987	10,705,174,796
Balance at December 31		435,900,794,769	413,904,916,782

Accumulated Amortization:
Balance at January 1		(149,154,229,837)	(135,036,313,564)
Amortization of the year	10	(14,647,479,011)	(14,117,916,273)
Balance at December 31		(163,801,708,848)	(149,154,229,837)
Total Net Balance at December 31		272,099,085,921	264,750,686,945

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT

Breakdown of financial debt

	12.31.2022	12.31.2021

	$
Non-current
Bank borrowings	4,153,047,454	10,924,975,049
Negotiable Obligations	112,293,067,772	92,725,066,019
Cost of issuance of NO	(1,181,384,712)	(2,627,833,684)
Total Non- Current	115,264,730,514	101,022,207,384
Current
Bank borrowings	3,711,941,690	11,288,824,489
Negotiable Obligations	8,619,430,431	12,782,157,721
Cost of issuance of NO	(238,625,316)	(437,748,819)
Total Current	12,092,746,805	23,633,233,391
Total	127,357,477,319	124,655,440,775

Changes of Financial Debt:

	2022	2021

	$
Balance at January 1	124,655,440,775	130,643,880,151
New financial debt	50,044,314,022	51,240,938,282
Financial debt paid	(40,388,000,152)	(44,269,378,727)
Accrued interest	10,328,863,962	12,947,063,410
Foreign Exchange differences	(16,972,795,226)	(23,610,258,000)
Inflation adjustment	(310,346,062)	(2,296,804,341)
Net Balance at December 31	127,357,477,319	124,655,440,775

The carrying amounts and fair value of financial debt are as follows:

	Carrying amount	Fair Value (1)	Carrying Amount	Fair Value (1)

	12.31.2022		12.31.2021

	$
Bank borrowings	7,864,989,144	7,864,989,144	22,213,799,538	22,213,799,538
Negotiable Obligations	119,492,488,175	116,420,991,400	102,441,641,237	104,723,103,516
Total	127,357,477,319	124,285,980,544	124,655,440,775	126,936,903,054

(*)   Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy.

There are no financial instruments measured at fair value.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

Global Program for the issuance of Negotiable Obligations

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations. In turn, on June 15, 2021, the Company's ordinary general meeting of shareholders approved the expansion of the amount of the aforementioned program from the sum of US $ 500,000,000 to the sum of US $ 1,500,000,000 (or its equivalent in other currencies and / or units of value), whose final prospectus was approved in its terms and conditions by resolution of the sub delegate dated July 14, 2021. On July 11, 2021, the Company obtained authorization from the CNV for the expansion of the amount of the Global Program for the Issuance of Negotiable Obligations. The duration of the program is five years from the original approval date of the CNV, that is, from April 17, 2020.

Negotiable Obligations maturing in 2027

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights.

In May 2020 and October 2021, the company concluded two exchange offers on the Secured Notes Due 2027 (see below). The holders who did not enter the exchange continue with the original terms and conditions.

Class I Negotiable Obligations Series 2020

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed Negotiable Obligations. On May 19, 2020, the exchange offer for 86.73% of the total original principal amount ended. Consequently, on May 20, 2020, US$306,000,066 in new negotiable obligations were issued with maturity on February 1, 2027, whose interest rate was 9.375% per year during the PIK Period, period in which the amount of interest is compounded quarterly. The capital and interest amortization installment of these obligations, due on May 1, 2021, was paid in cash. Beginning May 1, 2021, the PIK Period having ended, the Notes bear interest at a rate of 6.875% per annum until maturity, payable quarterly.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Class 2 Negotiable Obligations

On August 20, 2020, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$40,000,000 to be integrated and payable in pesos, maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment upon maturity. During the second quarter of 2022, the Company acquired Class 2 Negotiable Obligations in the secondary market for a nominal value of US$2,000,000.

Upon maturity, the Class 2 Negotiable Obligations were canceled through a cash payment of US$12,570,485, the delivery in exchange of Class 9 Negotiable Obligations for US$25,429,515 and the cancellation of the securities acquired by the Company for a value of $2,000,000.

Class 3 Negotiable Obligations

On September 8, 2021, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class 3 negotiable obligations denominated in US dollars to be paid in pesos, for an amount of US $30,490,862 maturing on September 8 of 2023, at an interest rate of 4% nominal per year and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA).

Class I Negotiable Obligations Series 2021

On October 27, 2021, the Company completed the exchange of the "Guaranteed Negotiable Obligations Maturing in 2027" and the "Class I Series 2020 Negotiable Obligations", for new 8.50% fixed rate negotiable obligations maturing in 2031. Capital amortization was established in 20 installments payable between February 1, 2026 and August 1, 2031 on a quarterly basis, on the 1st days of February, May, August and November, with the exception of the payment dates corresponding to May 1, 2026, November 1, 2026 and August 1, 2028.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Class I Negotiable Obligations Series 2021 (Contd.)

At the closing of the transaction, 66.83% of the total original principal amount of the Class I Series 2020 Negotiable Obligations and 24.61% of the total original principal amount of the Secured Negotiable Obligations Maturing in 2027 were tendered for the exchange. Consequently, on October 28, 2021, the Company issued a principal amount of US$208,949,631 of Class I Series 2021 Negotiable Obligations. These Negotiable Obligations are guaranteed in the first degree with the international and regional air station use rates and the rights to indemnification of the concession, and secondly, with the transferred revenues from the cargo terminal.

Additional Class I Series 2021 Negotiable Obligations

On November 4, 2021, the Company issued additional Class I Series 2021 Notes for an amount of US$64 million, which are fully fungible with the Class I Series 2021 Notes.

Class 4 Negotiable Obligations

On November 4, 2021, the Company issued Class 4 notes for an amount of US$62 million. They will amortize their capital in 15 quarterly and consecutive installments payable as of February 1, 2025, and a final payment of 33.4% at maturity, seven years from the date of issue. They will accrue interest at a nominal annual rate of 9.50% and will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans, and in the second degree, with the international and regional air station usage fees and rights to compensation of the concession.

Class 5 Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$137,989,000 to be integrated and payable in pesos with maturity on February 23, 2032, at an interest rate of 5.5% annual nominal value and with an issue price at par (100% of the nominal value).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Class 5 Negotiable Obligations (Contd.)

The amortization of the capital of the negotiable obligations was established in 20 quarterly installments as of May 21, 2027, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

The Class 5 negotiable obligations will be guaranteed in the first degree, with the income transferred from the cargo terminal pari passu with certain existing loans and the Class 4 negotiable obligations, and in the second degree, with the international and regional air station use rates and the rights to compensation of the concession.

Class 6 Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$35,989,054 to be integrated and payable in pesos, maturing on February 21, 2025, at a nominal 2% interest rate annual and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Class 7 Negotiable Obligations

On July 8, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$20,000,000 to be integrated and payable in pesos, maturing on July 8, 2025, at an annual nominal 0% interest rate and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Class 9 Negotiable Obligations

On August 19, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$ 30,000,000 maturing on August 19, 2026, at an annual nominal interest rate of 0% and with an issue price at par (100% of nominal value).

Class 9 Negotiable Obligations were paid in cash for US$ 4,570,485 and in kind for US$ 25,429,515 according to the exchange ratio of US$ 1 nominal value of Class 2 Negotiable Obligations for US$ 1 nominal value of Negotiable Obligations Class 9.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Class 9 Negotiable Obligations (Contd.)

The amortization of the capital of the negotiable obligations was established in 3 consecutive quarterly installments, the first payment being on February 19, 2026, the installments will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Syndicated loans

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US $ 85,000,000 and (b) the offshore loan agreement for US $ 35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-nine months, as from the disbursement date.

The capital under the loan agreements will be repaid in eight equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5,500% annual nominal plus (c) the applicable withholding tax.

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

Between April 2020 and May 2021, the Company entered into a series of agreements for the purpose of deferring (in financial terms) the capital amortization installments of the Onshore and Offshore loans respectively and exempting the company from the obligation to comply with certain expected financial ratios.

By virtue of these agreements, AA2000 signed bilateral contracts with each of the financial entities whose disbursements were made between August 2020 and August 2021, which established quarterly interest accrual at a variable interest rate plus an applicable margin.

Additionally, based on the provisions of the BCRA through Communication "A" 7106, the Company agreed to extend 60% of the installments of the Syndicated loan corresponding to Citibank N.A. maturing on November 19, 2020 and February 19, 2021 for a total of US$2,333,333 each, payable on November 19, 2022 and February 19, 2023, respectively.

On October 26, 2021, a framework agreement was signed through which the refinancing of the debt contracted under the two loan agreements signed in 2019 with Citibank N.A., on the one hand, and with Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A., on the other was implemented for an amount of US$35,000,000 and US$85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of capital amortization installments was agreed for a total of US$58,000,000.

Likewise, it was agreed to defer current bilateral loans for a total of $3,606,813,216.

On November 18, 2021, the Company executed the framework agreement signed on October 26, 2021 by obtaining a syndicated loan with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. which established disbursements in pesos and/or US dollars.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

The syndicated loan maintains the same guarantee scheme as the contracts signed in 2019 with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A.U., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A.

The repayment of the disbursed capital was established through 8 equal and consecutive quarterly installments, corresponding to the payment of the first installment in February 2023.

Disbursements denominated in Argentine pesos will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate with recognition of Leliq plus an applicable margin of 10.00% nominal annual for the case of Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. and Badlar Rate. In the case of Citibank N.A a variable rate equivalent to the higher of the (i) BADLAR rate; or (ii) the interest rate on passive repo operations for the BCRA at 1 day term plus an applicable margin of 15.00% nominal annual.

Disbursements denominated in US dollars accrue a nominal annual rate of 8.5%.

On November 19, 2021, the first disbursement was made under the syndicated loan, through which all the bilateral loans and the November amortization installment corresponding to the onshore loan and the offshore loan were cancelled. Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. disbursed a total of $3,746,929,248, while ICBC additionally disbursed US$10,000,000.

On December 1, 2021, Citibank disbursed $196,583,333 under the syndicated loan in order to pay the December amortization installment of the offshore loan.

On February 22, 2022, under the syndicated loan, Citibank N.A., S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. disbursed a total of $803,883,333, while the Industrial and Commercial Bank of China (Argentina) disbursed US$3,888,889.

The disbursements were used to cancel the entire February amortization installment corresponding to the onshore loan and the offshore loan.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

On March 2, 2022, Citibank disbursed $206,980,556 under the syndicated loan in order to pay the March amortization installment of the offshore loan.

On April 13, 2022, the Company prepaid for a total of $3,904,540,500, 79% of the loans denominated in $ disbursed to date under the syndicated loan.

On May 24, 2022, under the syndicated loan, Citibank N.A., S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Argentina S.A. disbursed a total of $893,472,222, while the Industrial and Commercial Bank of China (Argentina) disbursed US$3,888,889.

The disbursements were used to pay off the entire May amortization installment corresponding to the onshore loan and the offshore loan.

On June 1, 2022, Citibank disbursed $234,208,334 under the syndicated loan in order to pay the June amortization installment of the offshore loan.

On July 14, 2022, the Company prepaid for a total of $2,180,516,527, 100% of the loans denominated in Argentine pesos under the syndicated loan.

On August 16, 2022, under the syndicated loan, Citibank N.A., S.A., Banco de Galicia y Buenos Aires S.A.U., Banco Santander Argentina S.A. and Industrial and Commercial Bank of China (Argentina) disbursed a total of $1,543,458,351

On August 1, 2022, the Company notified Citibank N.A. the decision not to receive the Disbursement in pesos corresponding to the Capital Amortization Fee payable by AA2000 to Citibank Argentina corresponding to the month of September 2022 under the Offshore Loan, for an amount of US$ 1,944,444 whose Disbursement Date was scheduled for September 1, 2022.

On October 24, 2022, the Company notified Citibank N.A. the decision not to receive the disbursement in pesos corresponding to the capital amortization installments payable by AA2000 to Citibank Argentina corresponding to the month of November 2022 and February 2023 under the Offshore Loan, for an amount of US$ 2,333,333 each, whose Disbursement Date was scheduled for November 19, 2022 and February 19, 2023 respectively.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Macro Bank Loan

On January 21, 2020, the Company took a loan of US $ 10,000,000 with Banco Macro, cancelable for 180 days with a nominal annual rate of 6%. On May 11, 2020, the rescheduling of the US $ 10,000,000 loan was agreed with Banco Macro, extending its term until July 27, 2021 with a nominal annual compensatory rate of 10%, whose capital will be paid in a single installment at maturity and whose interest payments will be made quarterly. In order to guarantee the loans, the future credits of the air station use rates (for domestic flights) to be charged to Aerolíneas Argentinas S.A. were assigned as collateral.

On July 29, 2021, a new rescheduling of the loan of USD 10,000,000 was agreed, extending its term until December 23, 2022 with a nominal annual compensatory rate of 7.75%, whose capital will be paid in 3 equal installments due July. October and December 2022 and whose interest payments will be made quarterly. The loan continues to be guaranteed by assigning as collateral the future credits of the airport use rates (for domestic flights) to be charged to Aerolineas Argentinas S.A.

The loan was paid in full on December 23, 2022.

City Bank Loan

On November 1, 2021, the Company signed a loan agreement for US$5,000,000, the disbursement of which was made on November 18, 2021. The loan has a term of 24 months, will accrue a nominal annual rate of 6.00% and its capital will amortize 30% at 12 months and 18 months, and 40% at 24 months. It will be guaranteed with the transferred income corresponding to the Jorge Newbery airport parking lot and the contracts entered into with Gate Gourmet Argentina S.A and Sky Chefs Argentine INC., Argentine Branch.

Eurobank loan

On March 17, 2022, the Company signed with Eurobanco Bank Ltd a contract to disburse up to US$1,500,000.

On March 23, 2022, US$ 1,100,000 were disbursed. The loan has a term of 24 months, will accrue a nominal annual rate of 8.00% the first year and 9% the second year, and its principal will be amortized 100% at maturity.

On July 29, 2022, the Company prepaid 100% of the loan for a total of US$ 1,100,000.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Banco Macro S.A. Funds Provision Commitment Agreement

On March 25, 2022, the Company has entered into a commitment agreement for the provision of funds for the sum of up to US$40 million with Banco Macro S.A., whose funds to be eventually disbursed will be applied for the purposes set forth in the minutes signed with the Agency. Regulator of the National Airport System dated September 2, 2021, approved by Resolution 60/21 of said body.

Loan Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch

On July 25, 2022, a loan agreement was signed with the Industrial and Commercial Bank of China, Dubai Branch for US$10,000,000. whose disbursement was made on July 29, 2022. The duration of the loan contracts was established at thirty-nine months, counted from the date of disbursement.

The loan contract establishes the repayment of principal in three consecutive quarterly installments, with the first payment 33 months after the disbursement date, accruing interest at a variable rate equivalent to the SOFR rate plus an applicable margin of 7.875% nominal annual plus the applicable tax withholdings ("withholding tax").

The loan will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans and the Class 4 negotiable obligations, and in the second degree, with the fees for the use of international and regional airstations and the rights to compensation of the concession.

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at December 31, 2022 and 2021 are as follows:

	12.31.2022	12.31.2021

	$
Trade receivables
Servicios y Tecnología Aeroportuarios S.A.	15,777,573	35,115,829
Other related companies	321,262,369	350,546,232
	337,039,942	385,662,061

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

	12.31.2022	12.31.2021

	$
Other current receivables
Other related companies	96,845,598	30,886,163
	96,845,598	30,886,163
Accounts payable and other- Current
Servicios y Tecnología Aeroportuarios S.A.	35,836,012	41,843,909
Texelrio S.A.	124,016,290	174,245,462
Other related companies	248,977,197	216,310,307
	408,829,499	432,399,678
Provisions and other charges
Stakeholders	-	446,590,494
	-	446,590,494

During the years ended December 31, 2022 and 2021, the Company has allocated to the cost $1,390,672,118 and $741,143,543, respectively, for maintenance carried out with Texelrio S.A.

During the years ended December 31, 2022 and 2021, the Company has allocated $724,634,352 and $892,807,742 to the cost, respectively, with Proden S.A for office rental and maintenance.

During the year ended December 31, 2022, the Company -has- allocated at cost $653,603,965 with Grass Master S.A.U. for airport maintenance.

During the year ended December 31, 2022, the Company -has- charged $192,206,892 to the cost with Tratamientos Integrales América S.A.U. for airport maintenance.

During the years ended December 31, 2022 and 2021, the Company -has- charged $188,365,795 and $216,114,473 to cost, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

During the year ended December 31, 2021, the Company has charged Helport S.A. to intangible assets $17,923,676 and at cost $28,535,833.

During the year ended December 31, 2022, $369,517,526 have been paid in dividends to shareholders, according to their shareholding.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

Likewise, and as of December 31, 2022 and 2021, the Company owes the Argentine National State $4,877,537,143 and $13,982,759,853, respectively, corresponding to the specific allocation of income accrued in the year (see Note 10), and has recorded a credit of $9,705,112,095 and $11,892,583,010, respectively corresponding to the Strengthening Trust to fund the investment commitments of AA2000. As of December 31, 2022, the liability with the National State as a debt for the redemption of preferred shares, is fully cancelled. See Note 9 and 16.

On the other hand, the short-term compensation corresponding to first-line management amounted to $280,663,235 and $324,311,384 for the years ended December 31, 2022 and 2021, respectively. In fiscal years 2022 and 2021, a total of $19,639,167 and $63,234,063 are included for the compensation plan.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 96.1817% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 – BAD DEBT PROVISIONS

	2022	2021

	$
Initial balance at January 1	9,018,249,082	10,226,680,281
Recoveries / Increases	(1,287,858,644)	809,201,076
Foreign exchange difference	(1,615,484,802)	1,807,054,735
Usage	(529,903,096)	(2,149,562)
Inflation adjustment	(3,282,378,678)	(3,822,537,448)
Final Balance at December 31	2,302,623,862	9,018,249,082

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Note	At January 1 2022	Constitution	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At December 31, 2022	Total Current	Total Non Current

Litigations		1,375,098,792	142,348,023	(296,662,144)	(730,299,554)	-	417,798,267	908,283,384	420,421,261	487,862,123
Deferred Income		3,523,432,839	1,505,496,117	-	(731,895,275)	(1,789,874,583)	504,430,210	3,011,589,308	700,835,593	2,310,753,715
Trust for works		4,243,150,327	2,200,363,138	(3,336,692,209)	(1,968,222,398)	761,700,955	-	1,900,299,813	-	1,900,299,813
Guarantees Received		305,345,716	229,541,874	(142,601,200)	(200,645,688)	-	127,291,935	318,932,637	-	318,932,637
Upfront fees from Concessionaires		489,492,706	431,229,305	-	-	(160,323,482)	-	760,398,529	565,800,261	194,598,268
Dividends to be paid	7	446,590,494	-	(369,517,526)	(202,466,866)	-	125,393,898	-	-	-
Debt with National Government		-	32,302,581,376	(30,476,665,718)	(7,975,032,114)	6,149,116,456	-	-	-	-
Others		1,100,347,238	463,924,586	(243,722,485)	(706,873,442)	73,671,361	548,279,015	1,235,626,273	367,026,243	868,600,030
Total of provisions and other liabilities		11,483,458,112	37,275,484,419	(34,865,861,282)	(12,515,435,337)	5,034,290,707	1,723,193,325	8,135,129,944	2,054,083,358	6,081,046,586

	Note	At January 1 2021	Constitution	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At December 31, 2021	Total Current	Total Non Current
Litigations		224,361,233	1,851,910,129	(359,553,465)	(468,704,752)	-	127,085,647	1,375,098,792	679,563,034	695,535,758
Related Parties	7	1,253,274	-	(830,304)	(422,970)	-	-	-	-	-
Deferred Income		3,065,290,032	2,083,055,253	-	(441,003,285)	(1,333,992,193)	150,083,032	3,523,432,839	1,054,299,615	2,469,133,224
Trust for works		3,455,280,538	1,533,028,588	-	(1,443,757,917)	698,599,118	-	4,243,150,327	2,498,959,242	1,744,191,085
Guarantees Received		373,454,170	123,397,431	(103,834,991)	(107,905,431)	-	20,234,537	305,345,716	-	305,345,716
Upfront fees from Concessionaires		527,851,245	118,202,889	-	-	(156,561,428)	-	489,492,706	370,361,168	119,131,538
Dividends to be paid	7	552,226,990	-	-	(206,409,194)	-	100,772,698	446,590,494	-	446,590,494
Others		-	1,273,028,487	(45,875,557)	(205,430,559)	-	78,624,867	1,100,347,238	569,898,034	530,449,204
Total of provisions and other liabilities		8,199,717,482	6,982,622,777	(510,094,317)	(2,873,634,108)	(791,954,503)	476,800,781	11,483,458,112	5,173,081,093	6,310,377,019

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 10 – COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total

	$
Year ended at 12.31.2022
Specific allocation of revenues	16,604,206,600	-	-	16,604,206,600
Airport services and maintenance	14,087,115,044	-	71,189,557	14,158,304,601
Amortization of intangible assets	14,544,734,885	2,804,761	99,939,365	14,647,479,011
Salaries and social security contributions(*)	19,623,115,853	178,519,408	2,253,306,453	22,054,941,714
Fees for services	136,655,568	644,861	547,873,284	685,173,713
Public utilities and contributions	2,758,469,148	373,548	14,260,641	2,773,103,337
Taxes	559,943,262	6,073,550,289	1,010,498,763	7,643,992,314
Office expenses	1,775,224,457	11,815,210	403,625,586	2,190,665,253
Insurance	184,744,459	-	25,614,912	210,359,371
Advertising expenses	-	167,297,048	-	167,297,048
Bad debt charges	-	(1,287,858,644)	-	(1,287,858,644)
Board of Directors and Supervisory Committee fees	-	-	41,346,045	41,346,045
Depreciation right of use	605,131,480	-	-	605,131,480
Total at 12.31.2022	70,879,340,756	5,147,146,481	4,467,654,606	80,494,141,843

(*) Includes $19,639,167 for the compensation plan.

Year ended at 12.31.2021
Specific allocation of revenues	9,123,135,333	-	-	9,123,135,333
Airport services and maintenance	11,998,422,881	-	5,012,391	12,003,435,272
Amortization of intangible assets	13,995,591,309	3,441,586	118,883,378	14,117,916,273
Salaries and social security contributions(*)	14,150,077,469	107,063,705	1,611,929,267	15,869,070,441
Fees for services	111,778,976	-	518,517,305	630,296,281
Public utilities and contributions	2,358,823,831	257,349	7,533,695	2,366,614,875
Taxes	534,719,618	3,253,748,108	763,469,925	4,551,937,651
Office expenses	1,026,450,893	3,669,359	194,236,412	1,224,356,664
Insurance	221,980,944	-	13,073,198	235,054,142
Advertising expenses	-	92,665,733	-	92,665,733
Bad debt charges	-	809,201,076	-	809,201,076
Board of Directors and Supervisory Committee fees	-	-	80,828,558	80,828,558
Depreciation right of use	605,131,480	-	-	605,131,480
Total at 12.31.2021	54,126,112,734	4,270,046,916	3,313,484,129	61,709,643,779

(*) Includes $63,234,063 for the compensation plan.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 11 – FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 12.31.22		Foreign exchange rates	Amount in local currency at 12.31.22	Amount in local currency at 12.31.21

				$
ASSETS
CURRENT ASSETS
Net trade receivables	US$	26,526,622	176.9600	4,694,151,013	4,310,291,242
Cash and cash equivalents	US$	117,420,929	176.9600	20,778,807,549	28,209,640,881
Total current assets				25,472,958,562	32,519,932,123
Total assets				25,472,958,562	32,519,932,123

LIABILITIES
CURRENT LIABILITIES
Provisions and other charges	US$	2,299,164	177.1600	407,319,973	1,291,261,795
Financial debts	US$	76,368,825	177.1600	13,529,501,116	24,983,101,208
Lease liabilities	US$	2,200,894	177.1600	389,910,421	525,081,781
Commercial accounts payable and others	US$	8,127,100	177.1600	1,439,797,059	3,437,502,871
	EUR	1,073,762	189.9155	203,923,988	1,307,311,600
Total current liabilities				15,970,452,557	31,544,259,255
NON CURRENT LIABILITIES
Provisions and other charges	US$	4,444,838	177.1600	787,447,504	1,249,461,068
Financial debts	US$	653,081,622	177.1600	115,699,940,122	96,115,927,454
Lease liabilities	US$	0	177.1600	-	407,520,776
Commercial accounts payable and others	US$	1,328,084	177.1600	235,283,369	302,607,771
	EUR	-	189.9155	-	1,080,185,689
Total non- current liabilities				116,722,670,995	99,155,702,758
Total liabilities				132,693,123,552	130,699,962,013
Net liability position				107,220,164,990	98,180,029,890

NOTE 12 – INCOME TAX

On December 29, 2017, the National Executive Power issued and published Law No. 27,430, which introduced amendments to the Income Tax. Among the most relevant was the reduction of the tax rate for capital companies and permanent establishments to 25% and it was also provided that dividends distributed to human persons and beneficiaries abroad by the aforementioned would be taxed at a rate of 13%. Such modifications were applicable for the years beginning on or after January 1, 2020, while for the years beginning on January 1, 2018 and December 31, 2019, the applicable rates would be 30% for the tax and 7% for dividend distribution. On December 23, 2019, through the promulgation and publication of Law No. 27,541, it was suspended until the fiscal years beginning on January 1, 2021 inclusive, the reduction of the rate to 25% and the application of the tax on dividends at 13%, providing that for the periods in which the suspension is applied the rates will be 30% and 7% respectively.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 12 – INCOME TAX (Contd.)

Besides, The Law of Social Solidarity and Productive Reactivation (LSSRP - B.O. December 23, 2019) suspends until the fiscal years beginning on January 1, 2021, including, the application of the 25% rate timely provided by subsection d) of article N ° 86 of Law No 27,430, stating that for the period of suspension the rate will be 30%.

Accordingly, the application of the 13% rate for the distribution of dividends is suspended for the same years, establishing it at 7%.

In addition, the Law permanently extends the 7% withholding tax for the distribution of dividends

On June 16, 2021, the Argentine Government enacted an income tax reform (Law No. 27,630), which increases the corporate income tax rate for fiscal years beginning on or after June 1. January 2021. The law replaced the previous tax rate of 30% with a progressive tax scale based on accumulated net taxable income, which is applied as follows: up to a profit of $5,000,000 the rate is 25%, up to $50,000,000, the rate to apply is 30%, and over $50,000,000 the rate is 35%.

For fiscal years 2022 and 2021, Argentine companies are subject to the progressive tax scale, where the maximum tax rate is 35%.

The tax inflation adjustment provided for in Title VI of the Income Tax Law was not applicable from the enactment of Law No. 24,073 (B.O. 04/08/1992). In this regard, Article No. 39 of said regulation established that all tax updates would have the month of March 1991 as their maximum limit. However, as a result of the modifications introduced in the latest tax reform - Law No. 27,430- and, subsequently the modification established to this by Law No. 27,468, provided that said mechanism will be applicable in the fiscal year in which a variation of the Consumer Price Index (CPI) is verified, accumulated in the 36 months prior to the closing date of the year being settled, greater than 100%. Additionally, with respect to the 1st, 2nd and 3rd fiscal year from its validity, the mechanism will be applied when the variation of the CPI from the beginning to the closing of each one of those fiscal years exceeds 55%, 30% and 15% respectively.

The LSSRP maintains the application of the inflation adjustment mechanism established in Title VI of the LIG. However, the amount that corresponds to the first and second fiscal year beginning on January 1, 2019 must be allocated one sixth in that fiscal period and the remaining five sixths in equal parts in the five immediately following fiscal periods.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 12 – INCOME TAX (Contd.)

For the years 2022 and 2021, it is applicable given that the requirement of inflation greater than 100% has been met considering the last 36 months, since it is the 4th year from its validity, according to the CPI index. , the adjustment resulting from this procedure must be allocated in its entirety to the fiscal year given that the current standard does not provide for a division in the recognition of the adjustment for fiscal years beginning on or after January 1, 2021.

According to article 118 of Law 27,701, National Budget Law 2023, B.O. 12/01/2022, Article 195 is incorporated into the IG Law, which establishes: "Taxpayers who by application of Title VI of this Law, by virtue of verifying the assumption provided for in the penultimate paragraph of Article 106, determine a positive inflation adjustment in the first and second fiscal years beginning on or after January 1, 2022 inclusive, may allocate one third (1/3) in that fiscal period and the remaining two thirds (2/3), in equal parts, in the two (2) immediately following fiscal periods.

The calculation of the positive inflation adjustment, in the terms provided in the previous paragraph, will only be appropriate for subjects whose investment in the purchase, construction, manufacture, processing or definitive importation of fixed assets -except automobiles-, during each of the two (2) fiscal periods immediately following that of the computation of the first third of the period in question, is greater than or equal to thirty thousand million pesos ($30,000,000,000). Failure to comply with this requirement will determine the decay of the benefit […].”

As of the date of these EECC, the Federal Administration of Public Revenues (AFIP) has not regulated the application of article 195 of the IG law, therefore, the Company, although it would reach the investment levels required by law, has decided to calculate 100% of the 2022 tax inflation adjustment as result in the year.

The effect of the deferral of two sixths of the result for exposure to inflation as of December 31, 2019 and three sixths of the result for exposure to inflation as of December 31, 2020, has been recognized as a deferred tax liability.

On May 23, 2022, the Company submitted the Income Tax affidavit corresponding to the 2021 fiscal year, allocating the calculated tax losses from previous years in accordance with the update mechanism provided for in article 25 of said law. In this way, $348 million and $678 million corresponding to its updating have been calculated as consumption of nominal loss. Due to the latter, a letter has been submitted to the treasury for the application of the update of the losses.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 12 – INCOME TAX (Contd.)

Likewise, the company made a presentation before AFIP, under the protection of the tax secrecy provided in the procedural law, in order to preserve its rights in a framework of transparency in its actions.

The Company's Management, with the assistance of its legal and tax advisors, understands that the grounds put forward in the presentation made before AFIP are closely related to those considered by the highest court in the aforementioned cases, among others, for which reason it has solid arguments to defend the criterion applied.

As of December 31, 2022, the balance of historical tax loss carryforwards (without calculating the result of the current fiscal year) amounts to $15,066 million and updated to $44,411 million.

Deduction updates: Acquisitions or investments made in fiscal years beginning on January 1, 2018, will be updated based on the percentage variations in the CPI provided by the INDEC, a situation that will increase the deductible amortization and its cost computable in case of sale.

The following is a reconciliation between the income tax charged to income and that, which would result from applying the tax rate in force in Argentina on income before taxes for the years ended on December 31, 2022 and 2021:

	12.31.2022	12.31.2021

	$
Income before income tax	39,970,922,532	10,847,249,712
Tax calculated at applicable tax rate(*)	(13,989,822,886)	(3,796,537,399)
Tax effects of:
Differences at applicable tax rate(**)	14,656,931,325	(7,055,675,935)
Income Tax Expense	667,108,439	(10,852,213,334)

(*) The current tax rate as of December 31, 2022 and 2021 is 35% and 30%. The effective tax rate applicable has been 1.67% and 100.5% as of December 31, 2022 and 2021, respectively.

(**) As of December 31, 2022, the main permanent differences correspond to the result of the restatement of the tax loss for tax purposes. As of December 31, 2021, the main permanent differences correspond to the charge for the application of the tax inflation adjustment for $14,632,937,107 and the gain for the higher deferred tax asset generated by the tax revaluation for $15,940,648,737 and the loss for the effect of the rate change in the deferred tax liability position at the beginning of $3,459,539,724

The movements during the year in the assets and liabilities for deferred tax, not considering the compensation of balances referred to the same fiscal authority have been the following:

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 12 – INCOME TAX (Contd.)

Deferred tax assets: Item	Trade receivable nets	Related parties	Provisions and other charges	Financial debt	Accumulated Losses	Total

	$
Balance at 12.31.20	3,715,888,066	264,284	567,143,827	(215,131,042)	10,915,617,282	14,983,782,417
Movement for the year
Charge to income	2,808,757,380	70,036	(867,101,947)	(256,965,796)	46,964,570	1,731,724,243
Inflation adjustment	(1,254,083,475)	(89,194)	1,704,389,989	72,605,066	(3,683,936,382)	(3,161,113,996)
Balance at 12.31.21	5,270,561,971	245,126	1,404,431,869	(399,491,772)	7,278,645,470	13,554,392,664
Movement for the year
Charge to income	(699,459,320)	-	(1,745,724,296)	(528,502,022)	5,100,008,240	2,126,322,602
Inflation adjustment	(2,564,839,980)	(119,287)	2,156,969,638	194,406,683	(3,542,043,714)	(3,755,626,660)
Balance at 12.31.22	2,006,262,671	125,839	1,815,677,211	(733,587,111)	8,836,609,996	11,925,088,606

Deferred tax liabilities: Item	Intangible Assets	Financial debts	Adjustment for tax inflation (Note 2.13)	Investments	Total

	$
Balance at 12.31.2020	18,672,018,430	409,269,232	8,829,814,397	127,394,774	28,038,496,833
Movement for the year
Charge to income	11,071,758,902	859,008,205	538,048,175	115,122,295	12,583,937,577
Inflation adjustment	-	(138,125,196)	(2,979,994,047)	(42,994,751)	(3,161,113,994)
Balance at 12.31.21	29,743,777,332	1,130,152,241	6,387,868,525	199,522,318	37,461,320,416
Movement for the year
Charge to income	2,480,368,805	(64,476,151)	(925,022,089)	(31,656,402)	1,459,214,163
Inflation adjustment	-	(549,971,648)	(3,108,560,467)	(97,094,545)	(3,755,626,660)
Balance at 12.31.22	32,224,146,137	515,704,442	2,354,285,969	70,771,371	35,164,907,919
Net balance at 12.31.20					(13,054,714,416)
Net balance at 12.31.21					(23,906,927,752)
Charge to income 2021					(10,852,213,334)
Net balance at 12.31.22					(23,239,819,313)
Charge to income 2022					667,108,439

The assets for deferred tax due to negative taxable basis pending compensation are recognized as long as the corresponding fiscal benefit could occur through future fiscal benefits.

NOTE 13 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at December 31, 2022 and 2021 include $1,254,587 and $2,443,850 corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of December 31, 2022 and 2021, under Cash and cash equivalents, there are balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $858,028,960 and $389,280,150, respectively.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 14 - CAPITAL STOCK

At December 31, 2022, capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	258,517,299

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

On March 10, 2022, the redemption of the preferred shares issued by the company and the consequent capital reduction from $1,169,495,813 to $258,517,299 were resolved. Said capital reduction was registered in the Public Registry on September 8, 2022, under number 16,654, of book 109 of Joint Stock Companies.

NOTE 15 - CAPITAL STOCK AND SHARE PREMIUM

As stated in Note 14, the Company’ s capital stock comprises 258,517,299 common shares of $1 par value and one vote each.

Under the provisions of the Memorandum Agreement, the Concession Contract Adaptation in the Shareholders’ Extraordinary and Special meeting for Class A, B and C of March 6, 2008 and approved by the ORSNA the April 25, 2008 decided to amend the bylaws to incorporate the following decisions: the increase of capital stock from $100,000,000 to $219,737,470 through the capitalization of the “capital adjustment” account and the increase of the capital stock up to $715,898,883, through the issuance of 496,161,413 preferred shares of $1 par value with no voting rights, fully subscribed by the Argentine National Government.

Furthermore, the Shareholders’ Extraordinary and Special meeting held on August 7, 2008 decided, among other things, reforming the social status, subject to the approval of ORSNA, based on the following amendments: Increase in the company’s capital stock for up to $65,000,000. Creation of subclasses “R” and “L” shares and issuance of up to 65,000,000 ordinary book entry class A, B, C and subclass L shares. Admission to the public offering of shares regime. Subclass “L” shares of one peso ($1) par value and one (1) vote each will be placed for public offering, subject to the prior authorization from the ORSNA.

The shareholder’s meeting dated April 29, 2011 decided that due to the existence of certain topics regarding the admission to the public offering of shares and the increase of capital stock which were being analyzed by the Board, the admission to the public offering regime, the increase in capital stock and the statute reform would be held in a further Meeting summoned once such topics had been defined.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 15 - CAPITAL STOCK AND SHARE PREMIUM (Contd.)

On June 9, 2011, the National Government notified the company of its intention to convert all the negotiable obligations that had been duly issued by virtue of the withdrawal and compensation of mutual claims between the Company and the National State (see Note 1.8) in ordinary class D shares of the company. At the Board meeting held on December 27, 2011, 38,779,829 Class D ordinary, book-entry shares with a par value of $ 1 and entitled to one vote per share were issued. Through the Assembly of December 29, 2011, it was resolved to reform the corporate bylaws in order to reflect the conversion of negotiable obligations. The mentioned conversion generated an issue premium of $137,280,595.

At December 31, 2021 the capital stock is represented by: (i) 79,105,489 class A Subclass R common book entry shares; (ii) 79,105,489 class B Subclass R common book entry shares; (iii) 61,526,492 class C Subclass R common book entry shares; (iv) 38,779,829 class D common book entry shares; (v) 910,978,514 preferred shares of $1 par value without right to vote; and (vi) subclass L ordinary book entry shares issued in the public offering regime.

The administration of the company is managed by a board of seven members acting for a year-and the same number of alternates. Each of the classes A, B and C has the right to choose two full directors and two alternates and class D has the right to appoint a full director and an alternate.

On June 30, 2011 the Company was notified that the Società per Azioni Esercici Aeroportuali S.E.A. transferred to Cedicor S.A., direct controller of Corporación America S.A., 21,973,747 common, registered non-endorsable Class A shares of $ 1 par value and one vote each, representing 8.5% of the capital stock of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

On July 13, 2011 the company was notified that Riva S.A.I.I.C.F.A. transferred to Cedicor S.A., direct controller of Corporación America S.A. 2,197,375 ordinary book entry class B shares of AR $ 1par value and one vote each, representing 0.85% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 15 - CAPITAL STOCK AND SHARE PREMIUM (Contd.)

Through joint resolution number RESFC-2020-68-ORSNA # MTR, dated September 22, 2020, the board of the Regulatory Body of the National Airport System resolved to authorize Airports Argentina 2000 S.A. to modify the shareholding composition of the Company, authorizing:

i) transfer by Riva S.A.I.I.C.F. 2,197,375 of class B ordinary book-entry shares of one peso par value each and one vote per share, representing 0.85% of the ordinary capital and the votes of the Company to Cedicor S.A.; and

ii) Transfer by Società per Azioni Esercizi Aeroportuali SEA 21,973,747 class A ordinary shares of one-peso par value each, and one vote per share, representing 8.5% of the ordinary capital and of the votes of the Company to Cedicor SA

NOTE 16 - DIVIDENDS ON PREFERRED SHARES

Preferred shares in favor of the Argentine National Government (see Note 1), whose issuance were approved by the Shareholders Meeting of the Company on March 6, 2008 shall accrue a preferential dividend receivable of 2% of their nominal value, payable in preferred shares, which shall be cumulative in case that the Company does not generate liquid and realized profits.

The Shareholders’ General Ordinary Meetings held annually resolved to pay Shareholders of preferred shares dividends through the issuance of preferred shares of AR$1 par value each under the same terms of the preferred shares issued in favor of the Argentine National Government approved by the Shareholders’ General Ordinary and Special Meeting of class “A” “B” and “C” held on March 6, 2008. Preferred shares were fully subscribed by the Argentine National Government according to the following detail:

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting held on April 24, 2009: 30,369,048 preferred shares

-	Shareholders’ General Ordinary and Special Meeting held on March 19, 2010: 10.530.609 preferred shares

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B and C held on December 29, 2011: 10,741,221 preferred shares

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B, C and D and special of preferred shares held on May 2, 2012: 10,956,046 preferred shares;

-	Shareholders’ General Ordinary, and Special of Class A, B, C and D and special of preferred shares held on April 11, 2013: 11,175,167 preferred shares;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 16 - DIVIDENDS ON PREFERRED SHARES (Contd.)

-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 21, 2014: 11,398,670 preferred shares;

-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 28, 2015: 11,626,643 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 25, 2016: 11,859,176 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 26, 2017: 12,096,359 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 9, 2018: 12,338,287 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on July 25, 2019: 118,276,769 preferred shares;

-	Ordinary general meeting, special of classes A, B, C and D and special of preferred shares held on April 22, 2020: 163,449,105 preferred shares.

While the year ended at December 31, 2020 has yielded a negative result, the preferential dividend accrued for the year ended December 31, 2020, which amounts to $ 237,821,433 will be accumulated and paid in the first year in which the result shows a profit realized and liquid, in accordance with the provisions of the conditions of issue of the shares

The preferred shares were fully redeemed at the meeting held on March 10, 2022, therefore, at the meeting held on April 28, 2022 that approved the financial statements as of December 31, 2021, the payment of dividends to the preferred shares did not correspond. Additionally, while the fiscal year showed losses, it was resolved that the result would be carried over to the next fiscal year.

On February 25, 2022, the AA2000 board resolved:

(i) redeem all of the outstanding preferred shares, that is, 910,978,514 preferred shares;

(ii) that the redemption price will be the equivalent of: a) the nominal value ($910,978,514) adjusted for inflation at the redemption date, that is, at the date of the board meeting, which amounts to $16,506,174,484; plus b) the value of the dividend of the preferred shares accrued for the year 2020, which was not paid in a timely manner due to the non-existence of profits, but which according to the issuance conditions is cumulative, which adjusted for inflation at the redemption date amounts to ($330,123,490); plus c) the value of the dividend of the preferred shares accrued for fiscal year 2021 and the proportional dividend for fiscal year 2022 adjusted for inflation until the redemption date ($389,421,266). Consequently, the total value of the redemption will amount to $17,225,719,240;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 16 - DIVIDENDS ON PREFERRED SHARES (Contd.)

(iii) that the price be paid as follows: a) the sum of $11,100,000,000 once the capital reduction procedure has been completed and the term for oppositions established in the General Companies Law has elapsed; and b) the balance, before December 31, 2024, with the possibility of making partial payments. Said balance will accrue interest equivalent to the corresponding adjustment for inflation plus two percent per year of the value of the debt; and

(iv) that, from the redemption of the preferred shares, although the preferred shares will participate in the shareholders' meeting that resolves their cancellation, the amount to be redeemed will be accounted for in social liabilities.

The adjustment of the preferred shares to be redeemed was made in compliance with the provisions of General Resolution No. 777/18 of the National Securities Commission.

In turn, it resolved to call an extraordinary general meeting for March 10, 2022 in order to approve the redemption of the preferred shares, the reduction of the capital stock and the reform of article 2.01 of the bylaws.

At the meeting held on March 10, 2022, it was resolved to approve the redemption of the preferred shares in the terms approved by the board of directors and:

(a) Reduce the capital stock of Aeropuertos Argentina 2000 S.A. from one thousand one hundred sixty-nine million four hundred ninety-five thousand eight hundred thirteen pesos ($1,169,495,813) to two hundred fifty-eight million five hundred seventeen thousand two hundred ninety-nine pesos ($258,517,299), that is, for the sum of nine hundred ten million nine hundred seventy-eight thousand five hundred fourteen pesos ($910,978,514), canceling 910,978,514 shares owned by the National State.

(b) Set the value of the shares canceled as a result of the capital reduction at eighteen pesos 9090/1000 ($18.9090) per share.

(c) Affect for the payment of the shares the amount of capital stock, plus the capital adjustment that corresponds to the preferred shares, and for the difference to be paid, affect the “optional reserves” account.

(d) Reform article 2.01 of the corporate bylaws, which was worded as follows: “2.01. The evolution of the capital stock will appear in the balance sheets of the company as it results from the increases registered in the Public Registry.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 16 - DIVIDENDS ON PREFERRED SHARES (Contd.)

The capital stock is represented by 79,105,489 book-entry common shares class A subclass R, 79,105,489 common book-entry shares class B subclass R, 61,526,492 common book-entry shares class C subclass R, 38,779,829 common book-entry shares class D, and by subclass L book-entry ordinary shares that are issued under the public offering system.”

The capital reduction by redemption of the preferred shares and the reform of the bylaws was registered in the Public Registry on September 8, 2022 under number 16,654 of book 109, volume of Stock Companies.

NOTE 17 - DIVIDENDS ON ORDINARY SHARES

The ordinary, special class A, B, C and D and extraordinary general meeting held on April 28, 2022 resolved not to distribute dividends as the result for the year was negative for $2,548,159.

NOTE 18 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 20, 2021 AND APRIL 28, 2022

The ordinary general meeting, special for classes A, B, C and D and special for preferred shares, held on April 20, 2021, resolved, among other issues, that while commercial activity yielded a negative result of 7,589,111,384, said result will pass to the next fiscal year.

It was resolved, in turn, that a dividend of $237,821,433 corresponds to the preferred shares, which will not be paid in this year because the company does not have realized and liquid gains, but which must be paid in the first year in which the company count on those earnings.

Finally, in the ordinary general meeting, special class A, B, C and D shares and extraordinary, held on April 28, 2022, it was resolved that the negative result of the year of $2,548,150, be transferred to the next year. In turn, it was reported that in accordance with the resolution of the company's extraordinary general meeting of shareholders held on March 10, 2022, all of the outstanding preferred shares were redeemed, that is, 910,978,514 preferred shares, issued in under the provisions of the extraordinary general meeting held on March 6, 2008 and in clause 14 and annex VII of the Concession Agreement Adequacy Agreement Minutes. Consequently, the payment of dividends for said shares does not correspond.

NOTE 19 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 19 – EARNINGS PER SHARE (Contd.)

	12.31.2022	12.31.2021

Income for the year, net dividends accrued	40,638,030,971	(636,409,982)
Amount of ordinary shares	258,517,299	258,517,299
Earnings from shares	157.1966	(2.4618)

NOTE 20 – FINANCIAL RISK MANAGEMENT

The Company operates in a complex economic context, the main variables of which have recently experienced strong volatility, both nationally and internationally.

At the local level, the following circumstances that occurred during 2022 are displayed:

-	The third quarter of 2022 saw an increase of 5.9% of GDP in year-on-year terms;

-	Accumulated inflation between January 1 and December 31, 2021 reached 94.79% (CPI)

-	The devaluation of the official exchange rate reached 72% during the year;

-	The interest rate during the year was in the order of 75%.

From September 2020 and during 2021 and 2022, the monetary authority imposed greater exchange restrictions, which also affect the value of the foreign currency in existing alternative markets for certain restricted exchange transactions in the official market. These measures aimed at restricting access to the exchange market in order to contain the demand for dollars, imply a request for prior authorization from the Central Bank of the Argentine Republic transactions in the Single Free Exchange Market (MULC) to acquire the foreign currency necessary to meet its financial obligations. The Company's Management permanently monitors these variables.

The context of volatility and uncertainty continues at the date of issuance of these financial statements.

The Company's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The financial statements of the Company should be read in light of these circumstances.

Risk of exchange rate

A substantial portion of the revenues of the Group are in American dollars or are related to billing in American dollars, such being the case of the fees collected to the non-aeronautical concessionaries (these being calculated on the billing percentage of the respective concessionaries in this currency) and a lower percentage in pesos.

Our operational incomes are affected by the fluctuation of the exchange rate of the argentine peso and the other currencies. A key factor in the determination of our financial and net holding incomes is the registry of the incomes for exchange differences on the assets and liabilities in foreign currencies and the registry of the current value of the long-term liabilities.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 20 – FINANCIAL RISK MANAGEMENT

Risk of exchange rate (Contd.)

Our debt for borrowings in foreign currency at December 31, 2022 and 2021 was an equivalent of $129,229,441,238 and $121,399,165,997 of a total debt of $179,717,614,278 and $192,891,780,665 respectively. The Company does not use derived financial instruments to cover such exposures, as an important percentage of our revenues is in American dollars or related to the American dollar as previously mentioned.

Based on the composition of our situational balance at December 31, 2022 and 2021 a variation in the exchange rate of $ 0.10 against the American dollar would translate in an increase of

$14,394,755 and $31,720,574 in the assets and $74,785,053 and $124,914,782 in the respective liabilities.

Price risk

As set forth in the Agreement, the ORSNA should annually revise the financial projections of the Company for the period between January 1, 2006 and February 13, 2028 (expressed in amounts at December 31.2005) for the term of the concession agreement, in relationship with, among other items, aeronautical and commercial revenues, costs of operation and investment obligations and could conduct adjustments to the specific allocation of revenues and/or aeronautical service rates and/or investment obligations of the Company to preserve the Economic. Financial balance of the Concession Agreement, as established per Attachment V of the Agreement and parameters established by the ORSNA for the Procedure of Revision of the Financial Projections of income and expenses. See Note 1.2 of the present financial statements.

Credit Risk

The financial instruments that could be subject to credit risk concentration consist of cash, cash equivalents, accounts receivable and short term investments.

The Company places its cash and cash equivalents, investments and other financial instruments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Company has not had significate losses in such accounts.

The commercial credits of the Group originate mainly from aeronautical revenues pending to be collected with airlines and the fee to be charged to concessionaries. The Group has a strong dependence on two of its airports (Ezeiza and Aeroparque) and could be affected by any condition that affects the airports. Furthermore, the Group depends on key clients, as Aerolineas Argentinas SA and LATAM Group.

The ORSNA resolved to conduct discounts on the international aeronautical rates, so the tariff is equivalent to the one to be obtained if a 30% discount is applied on the amounts established in the Attachment II of the Agreement for those airlines that have a regular payment condition. Since this norm is in force, most of the airlines are complying regularly with their payments.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

Liquidity risk

The financial condition, the liquidity of the Group and the need for cash are influenced by different factors, included; its capacity to generate cash flow of its operations; the level of indebtedness, the interests and amortizations on capital stock, that have impact on its net financial expenses, the interest rates in force in the local and international markets and its investments commitments in the framework of the investments plan, the master plans, the additional investments in capital goods and the needs of working capital.

The following table shows an analysis of the non derived financial liabilities of the Company settled by a net amount, grouped, according to their due dates considering the remaining period in the balance sheet date up to its contractual due date, the contractual flows are not shown discounted.

In thousands of $	Total	1st Quarter 2023	2nd Quarter 2023	3rd Quarter 2023	4th Quarter 2023	2023	2024	2025-2038

Debt obligations(*)	200,355,835	18,314,793	8,313,307	11,463,641	6,638,576	44,730,317	15,883,447	139,742,071
Leases obligations	389,910	119,628	117,346	115,075	37,861	389,910	-	-
Other obligations	3,361,777	1,001,909	782,149	743,400	467,293	2,994,751	367,026	-
Total Contractual Obligations	204,107,522	19,436,330	9,212,802	12,322,116	7,143,730	48,114,978	16,250,473	139,742,071

(*) Includes Fees payable to the Argentine National Government, Accounts Payable, Negotiable obligations (Capital and Interests) and financial debts.

Risk of interest rate

The interest rate risk of the Company arises from its financial debt. The new borrowings taken at variable rate expose the Company to the increase of interest expenses in the case of increase of interest rates in the market, while the borrowings taken at a fixed rate expose the Company to a change in its fair value. The Company analyzes the exposure to the interest rates in a dynamic way, being the general policy of the Company to maintain most of its financing at a fixed rate.

The total debt of the Company at a variable rate at December 31, 2022 and 2021 is of $3,917,557,332 and $11,047,007,083, respectively (3.08% and 8.86% of total financial debts, respectively).

Effect of the IBOR reform

The reform and replacement of various interest rates offered in the interbank market ('IBOR' for its acronym in English) has become a priority for regulators. Most IBOR rates ceased publication on December 31, 2022, while certain US dollar LIBOR rates would cease publication on June 30, 2023.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

Effect of the IBOR reform (Contd.)

On February 2, 2022, the Company agreed with Citibank N.A. the modification of the amortization scheme of the capital installments of the Offshore Loan, together with the applicable rate, going from a Libor Rate plus a margin of 5.5%, to a 3-month SOFR rate plus an adjustment of 0.1073 % per year adding a margin of 5.5%. The rate change does not have a significant impact for the Company.

Capital Management

The objectives of the Company for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce capital cost.

The negotiable obligations issued in the year 2017, 2020 and 2021 establish certain commitments for the Company. At the date of the current Financial Statements AA2000 has complied with all obligations assumed.

Aligned with the sector, the Company makes a follow up of the capital based on the indebtedness index. This index is calculated as the net debt divided among the total capital. The net debt is calculated as the total borrowings (including “current and non-current borrowings” as shown in the financial statements) less the cash and cash equivalents. The total capital is calculated as the “shareholder’s equity” of the financial statements plus the net debt.

	12.31.2022	12.31.2021

	$
Total Financial Liabilities	127,357,477,319	124,655,440,775
Less: Cash and cash equivalents	(25,378,895,583)	(31,697,626,300)
Net liability	101,978,581,736	92,957,814,475
Total shareholder’s equity	139,487,495,104	131,132,406,342
Index of indebtedness	73.11%	70.89%

The financial assets are within the category of other collectibles and the financial liabilities within other financial liabilities amortized.

Financial instruments by category

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level in accordance with the following hierarchy of fair value measurement:

-	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2: data other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices).

-	Level 3: data on assets or liabilities that are not based on observable data in the market (i.e., unobservable information).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

Financial instruments by category (Contd.)

The following table presents the Company's financial instruments:

	Note	12.31.2022	12.31.2021

		$
ASSETS
Financial assets at amortized cost
Trade receivables		11,691,441,111	17,141,872,703
Other receivables		12,429,818,122	16,006,451,229
Cash and cash equivalents		25,378,895,583	31,697,626,300
Total at amortized cost		49,500,154,816	64,845,950,232

Financial assets at market price
Investments		736,850	2,623,165,497
Total at market price		736,850	2,623,165,497
Total		49,500,891,666	67,469,115,729
LIABILITIES
Financial liabilities at amortized cost
Provisions and other charges		7,226,846,560	10,108,359,320
Financial debt		122,865,970,516	123,871,320,552
Trade accounts payable		15,680,213,658	17,651,255,634
Total		145,773,030,734	151,630,935,506

NOTE 21 – ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the corresponding actual results. The estimates and judgments that have a significant risk to causing a material adjustment to the carrying value of the assets and liabilities within the next financial year are addressed below.

Income Taxes:

The Company is subject to income tax. A high level of judgment is required to determine the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the current and deferred income tax in the year in which such determination is made.

Bad debts:

For trade receivables, the Company applied the simplified approach to estimate the expected credit losses in accordance with the provisions of the standard, which requires the use of the criterion for the provision of loss throughout the life of the loans. The determination of the expected loss to be recognized is calculated based on a percentage of bad debts determined according to the maturity ranges of each credit, as well as the result of the analysis of specific cases that require specific treatment.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 21 – ACCOUNTING ESTIMATES AND JUDGMENTS (Contd.)

In order to measure the expected credit loss, the trade receivables have been grouped according to their characteristics in terms of shared credit risk and the time that has elapsed as past-due loans. Expected loss rates are based on sales payment profiles over a period of 36 months before December 31, 2019, and the corresponding historical credit losses experienced within this period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors that affect the ability of customers to settle accounts receivable.

On this basis, the provision for losses on trade receivables as of December 31, 2022 was calculated by applying the following expected loss ratios: 0.71% on non-expired loans, 4.26% on loans due between 1 and 30 days, 10.89% for the expired range between 31 and 60 days; 14.92% for the range of overdue loans between 61 and 90 days, 25.69% for overdue loans between 91 and 180 days and 35.48% over those overdue for more than 181 days.

On this basis, the provision for losses on trade receivables as of December 31, 2022 was calculated by applying the following expected loss ratios: 0.73% on non-expired loans, 3.94% on loans due between 1 and 30 days, 9.41% for the expired range between 31 and 60 days; 14.99% for the range of overdue loans between 61 and 90 days, 23.72% for overdue loans between 91 and 180 days and 35.49% over those overdue for more than 181 days.

Contingencies:

Finally, estimates related to contingencies and other risks are analyzed based on likelihood of occurrence and estimated amount considering the opinion of the legal advisors of the Group.

Application of IFRIC 12:

The Company has carried out an integral implementation of the standards applicable to the accounting treatment of its concession and has determined that, among others, IFRIC 12 is applicable to the Company. It deals with its investments related to improvements and updates that will be made in relation to the obligation of the concession contract under the intangible assets model established by IFRIC 12. Consequently, all the amounts invested under the concession agreement have a direct correlation with the amount of the rates that the Company may charge each passenger or cargo service provider, and therefore, a direct correlation with the amount of income that the Company may generate.

As a result, the Company defines all the disbursements associated with the investments required under the concession contract as income generating activities since they ultimately provide future benefits, so that improvements and subsequent updates made to the concession are recognized as intangible assets with based on the principles of IFRIC 12. In addition, compliance with the investments committed by the Master Plans of Work are mandatory, as well as compliance with the maximum rate and, therefore, in case of breach of any of these obligations, the Company could be subject to sanctions and the concession could be revoked.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 22 – CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of the financial assets that are neither past due nor impaired can be assessed based on external credit ratings granted to the Society by external entities or through the historical information about counterparty default rates:

	2022	2021

	$
Clients
Group 1	124,985,726	3,306,583
Group 2	6,798,646,493	7,203,016,267
Group 3	4,767,808,892	9,935,549,853
Trade accounts receivable	11,691,441,111	17,141,872,703

Group 1 – New customers / related parties (less than 6 months)

Group 2 – Existing customers / related parties (more than 6 months) with no defaults in the past.

Group 3 – Existing customers / related parties (more than 6 months) with some defaults in the past. All defaults were fully recovered.

Note: None of the borrowings to related parties is past due nor impaired.

Breakdown of financial assets date is as follows:

		Due dates					Without established
Item	Past due	1st. Q	2nd. Q	3rd.Q	4th Q	Beyond 4th Q	term	Total

	$
Trade receivables	2,580,955,263	6,578,723,090	108,587,708	66,100,772	54,450,416	-	-	9,388,817,249

NOTE 23 – CONTINGENCIES

The Company has contingent liabilities for litigations in respect of legal claims arising in the ordinary course of business.

It is not anticipated that any material liabilities will arise from the contingent liabilities other than those provided for:

Tax claims

Claims on Stamp taxes

The province of Río Negro has made claims for unpaid stamp tax and notified the Company of the assessed amounts of unpaid stamp taxes applicable to the Concession Agreement. Below is a summary of the status of each claim:

On April 25, 2000, AA2000 received a claim for $508,586.44 corresponding to unpaid stamp tax due to (i) alleged incorrect calculation of stamp tax, as it was calculated based on the present value of the fee instead of its nominal value, (ii) the assumption that the guarantees agreed with the Argentine National Government should have been included and (iii) considering late payment of the tax. The Company answered the demand, claimed its nullity and challenged the calculation made.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Stamp taxes (Contd.)

On December 14, 2000, AA2000 was notified by the provincial Tax Authorities of a claim for AR$ 956,344 including interest as of December 29, 2000. On January 8, 2001, AA2000 rejected the assessment made. On June 10, 2003 the amount claimed was $1,346,810. The Company appealed the assessment.

On August 9, 2004 Resolution No. 812 issued by the General Tax Authorities rejected the appeal. On August 24, 2004 the Company filed an administrative appeal which was rejected by Resolution No. 758 of the Treasury Department on May 17, 2005. A new appeal was presented on June 16, 2005, with no resolution to date.

Claims on Real State tax

Province of Cordoba

-      Main File No. 6174715: The General Revenue Service of Córdoba initiated a tax execution against AA2000 for property tax (FP 2014/10/20/30/40/50, 2015/10/20/30/40/50, 2016/10) for $ 7,405,302.36. The claim was answered opposing exceptions and citing the National State and the ORSNA as third parties. Under File No. 2895251/36, The General Revenue Service requested the embargoes. The seized embargo is for the sum of $ 9,626,893.07. AA2000 offered a surety insurance to replace the blocked measure. Both the citation of third parties and the substitution of the embargo were rejected by the court, for which reason such resolutions were appealed.

On August 6, 2018, we were notified of the rejection of the appeal for restitution filed against the rejection of subpoenas from third parties, and the request was made to the House to resolve the appeal filed in the subsidy, and the appeal against the rejection of substitution of the embargo. On May 8, 2019 we were notified of the rejections of the appeals for the replacement of embargo and subpoena of third parties. Appeal was filed on May 29, 2019. On March 11, 2020, AA2000 was notified of the rejection of the appeal. A direct appeal of complaint was filed against such resolution on June 23, 2020. On November 11, 2020, the company was notified of the resolution rejecting the direct appeal of complaint. The company decided not to appeal such resolution.

On the other hand, on October 9, 2020, the company was notified of the judgment of first instance that rejects the opposing exceptions in the answer to the claim and consequently, orders to carry out the tax execution. An appeal was filed against such judgment. Grievances will be expressed when the file is filed with the Appeals Chamber. On October 6, 2021, relevant grievances were filed. On August 12, 2022, the company was notified of the resolution rejecting the appeal filed. The company decided not to appeal such resolution.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

-      Main File No. 6426848: Claim for real estate taxes 20, 30, 40 and 50/2016, corresponding to real estate item No. 1101800000020. Amount claimed: $ 3,346,121.61 (corresponding to - Capital: $ 2,610,221.43, and surcharges, calculated on 06/22/2017, in the amount of $ 735,900.18). On December 11, 2017, AA2000 was notified of the tax enforcement claim. On February 1, 2018, the lawsuit was answered and exceptions were raised. On June 26, 2018, the request for substitution of embargo was rejected, which was appealed and submitted to the Chamber. The seized embargo is for the sum of $4,381,372.12. The attorney attorney's fees were regulated in the first instance in the amount of $160,513.45. The Chamber rejected the appeal regarding the substitution of the embargo through a resolution notified on November 19, 2019, for which an appeal for Cassation was filed on December 9, 2019. The Chamber rejected the Cassation appeal through a resolution notified on February 1, 2021, for which a direct appeal of complaint was filed on February 19, 2021. On May 17, 2021, the resolution was notified that rejects the direct appeal of complaint and declares well denied the Cassation appeal. The company decided not to file an extraordinary federal appeal before the Supreme Court of Justice of the Nation.

On the other hand, the request for subpoena of third parties was rejected, and was then appealed to the Chamber and its rejection was notified to the company on February 5, 2020. Against such rejection on February 28, 2020 an appeal was made, which was granted. However, on September 5, 2022, the company was notified of the resolution that declared the appeal inadmissible. The company decided not to appeal such resolution.

-      Main File No. 6426849: Real Estate Tax claim 10 and 20/2017, corresponding to the real estate item No. 1101800000020. Amount claimed: $ 2,206,561.28 corresponding to - Capital: $ 2,003,233.12 and - Surcharges (calculated at 06/21/06) / 2017): $ 203,328.16. On December 20, 2017, AA2000 was notified of the tax execution claim for the real estate tax. On February 1, 2018, demand was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is for the sum of $ 2,868,529.66. The fees of the tax attorney were regulated in this first instance in the amount of $ 111,012.07. The appeal on the replacement of embargo is still pending resolution.

On the other hand, the third-party subpoena request was rejected, which was appealed and the grievances were filed in the Chamber on August 5, 2019. On February 5, 2020, AA2000 was notified of the rejection of the appeal. Against such rejection, on February 28, 2020 a cassation appeal was filed. On December 18, 2020, the company was notified of the resolution rejecting the cassation appeal. On February 9, 2021 the direct appeal of the complaint was filed, which is pending resolution. On February 4, 2022, the company was notified of the resolution that denied said appeal. The company decided not to appeal such resolution.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

Regarding the merits of the matter, on September 20, 2022, the company was notified of the first instance ruling that rejected the opposing exceptions. An appeal was filed against said resolution, which is pending resolution.

-      Main File No. 7223470: Real Estate Tax Claim, corresponding to fiscal periods 30/2017, 40/2017, 10/2018 and 20/2018. Amount claimed: $ 5,189,313. The embargo order was for the sum of $ 6,746,106.90 (amount that includes amounts budgeted to respond for interest and costs of the process). On July 2, 2018, the tax execution request was notified, which was answered on August 3, 2018.

On August 9, 2018, it was decided to reject the summons of third parties, against such resolution an appeal for reconsideration was filed with an appeal in subsidy. On September 14, 2018, a resolution was issued denying the reconsideration appeal with subsidy appeal. Against such resolution, a direct appeal of complaint was filed. On April 8, 2019, the appeal filed was rejected and an appeal was filed on August 5, 2019.

On November 30, 2018, the court rejected the lien substitution. Against such resolution, an appeal was filed on February 7, 2019, the grievances being founded on April 12, 2019. On September 20, 2021, the Chamber's rejection of the request for substitution of the embargo was notified and against such resolution, an appeal was filed on October 18, 2021. On January 20, 2022, the resolution rejecting the appeal was notified. A direct complaint appeal was filed against said resolution, which is pending resolution.

-      Main File. Nº 8296338: On July 15, 2019, AA2000 was notified of the demand for fiscal execution in the amount of $ 4,314,806.82 corresponding to the fiscal periods 2018/30, 2018/40, 2019/01 and 2019/02. Likewise, an embargo for the amount of $ 5,609,248.86 was locked. On August 9, 2019, the lawsuit was answered and the subpoena of third parties and the replacement of the seized embargo was requested. On August 21, 2019, a decision was issued rejecting the subpoena of third parties, against which an appeal l was filed with an appeal in subsidy. On August 12, 2022, the company was notified of the resolution that rejected the appeal, against which a direct appeal was filed for an appeal that was badly denied, which is pending resolution.

On October 21, 2019, the court rejected the request to replace the embargo, and that decision was appealed. On November 30, 2020, the company was notified of the rejection of the appeal. Against said resolution, an appeal was filed on December 29, 2020, which is pending resolution. On July 7, 2021, the resolution that denied the appeal was notified. The DGR filed a request for clarification in relation to the resolution that denied the Cassation appeal. On October 6, 2021, the resolution of the request for clarification was notified and we filed the direct appeal of the complaint. On May 13, 2022, the company was notified of the resolution rejecting the appeal filed. It was decided not to challenge that decision.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

-      Main File. N ° 9660228: In December 2020, the Company became aware of an embargo for the sum of $ 12,953,678.84 in a new tax execution initiated by the Córdoba DRG. AA2000 was notified of the lawsuit on March 19, 2021, which was answered on April 13, 2021 requesting the summons of obligated third parties and the substitution of the embargo for a surety bond. This last request was denied on October 28, 2021 (the company has not yet been notified of the denial resolution).

On September 20, 2022, we were notified of the resolution by which the summons request to third parties is rejected. An appeal was filed against such rejection, which is pending resolution.

On September 21, 2022, we were notified of the resolution rejecting the request to replace the embargo. An appeal was filed against such rejection, which is pending resolution.

-      Main File. N° 10523221: In the month of December 2021, AA2000 became aware of the seizure of an embargo for the sum of $28,801,561.51 in a new fiscal execution initiated by the DGR of Córdoba. AA2000 has not yet been notified of the lawsuit. AA2000 was notified of the lawsuit on March 21, 2022, which was answered on April 12, 2022 requesting the summons of obligated third parties and the replacement of the seizure by surety insurance.

On August 11, 2022, the company was notified of the resolution by which the summons request to third parties was rejected. An appeal was filed against such rejection, which is pending resolution.

-      Main File N° 11410450: In the month of November 2022, AA2000 became aware of the blocking of an embargo for the sum of $17,501,655.92 in a new tax execution initiated by the DGR of Córdoba. AA2000 has not yet been served with the lawsuit.

Other tax proceedings

The Company received claims from certain municipal districts in connection with local fees and taxes, which, according to its legal advisors are unlikely to be successful.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 24 - CASH FLOW INFORMATION

Reconciliation of net debt:

According to the IAS 7, the movements in the net debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Liabilities for financial leases at 1 year	bank borrowings after 1 year	Negotiable obligations at 1 year	Negotiable obligations after 1 year	Total

	$
Balances at the beginning	11,288,824,489	10,924,975,049	12,344,408,902	90,097,232,335	124,655,440,775
Cash flows	(22,691,680,093)	9,324,865,992	(14,186,313,892)	37,209,441,863	9,656,313,870
Exchange rate	(1,343,738,207)	(396,757,170)	(3,383,948,432)	(11,848,351,417)	(16,972,795,226)
Inflation adjustment	3,412,267,714	(6,057,596,191)	(10,403,300,893)	12,738,283,308	(310,346,062)
Other movements without cash	13,046,267,787	(9,642,440,226)	24,009,959,430	(17,084,923,029)	10,328,863,962
Net debt as of December 31, 2022	3,711,941,690	4,153,047,454	8,380,805,115	111,111,683,060	127,357,477,319

NOTE 25 - ASSIGNMENT OF CREDIT TO THE NAS TRUST FOR STRENGTHENING

On February 2, 2021, the company Aerolíneas Argentina S.A (ARSA) sent the Company a Reversal Letter containing a debt acknowledgment proposal for the amounts owed up to March 31, 2020 ($120,586,290 and US$ 36,542,037). In said document, ARSA proposes a payment plan in 72 monthly, equal and consecutive installments payable as of January 5, 2023. Likewise, ARSA accepts said sums to be assigned to the NAS Trust for Strengthening

By note AA2000-DIR-149/21 dated February 4, 2021, the Company accepts the Reversal Letter and in compliance with the provisions of Art 15 of the Trust Agreement to Strengthen the National Airport System signed on December 29, 2009, requests ORSNA, prior intervention from the Ministry of Transportation, authorization for the assignment of the sums mentioned in the first paragraph to the NAS Trust for Strengthening.

By note ORSNA NO-2022-60316219-APN-ORSNA#MTR dated June 14, 2022, they inform us that the proposal made by the Company was timely analyzed by ORSNA, with the intervention of the Ministry of Transportation, through of Providence PV2022-32673749-APN-MTR, in accordance with the provisions of article 15 of the Trust Agreement to Strengthen the National Airport System.

Consequently, the Company is authorized to pay the obligations corresponding to the months of November 2020 to October 2021 (the latter partially) through the assignment of credits to the Trust, applying the rate established in article 14 of the Trust Agreement for the Strengthening of the National Airport System on the obligations due as of February 4, 2021 and as of that date, the same rate as that agreed on the debt recognized by Aerolíneas Argentinas S.A.

On June 21, 2022, the Company sent to the Banco de la Nación Argentina-Fiduciary Banking Finance Sub-Management the note “Assignment Acknowledgment of debt Aerolíneas Argentinas S.A. dated 02-02-21” and dated June 27, 2022, Aerolíneas Argentinas S.A. was notified by public deed N027084404. the “Assignment Acknowledgment of debt Aerolíneas Argentinas S.A. dated 02-02-21” to Banco de la Nación Argentina.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 26 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

Beyond the aforementioned, no events and / or transactions have occurred after the end of the period that could significantly affect the equity and financial situation of the Company.

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information (Contd.)

General issues about the activity of the Society

1. Specific and significant legal regimes that imply declines or contingent re-births of benefits foreseen by said provisions.

They do not exist.

2. Significant changes in the company's activities or other similar circumstances that occurred during the years included in the financial statements that affect their comparability with those presented in previous years, or that could affect it with those that will be presented in future periods.

See Notes 1 and 2 to these financial statements.

3. Classification of the balances of credits and debts in the following categories:

a) Due date, with subtotals for each of the four (4) last quarters and for each previous year;

b) Without established deadline;

c) To expire, with subtotals for each of the first four (4) quarters and for each subsequent year.

		Due dates					Without
Item	Past due	1st Q	2nd Q	3rd Q	4th Q	Beyond 4th Q	established term	Total

	$
RECEIVABLES
Other receivables	-	144,634,186	47,607,509	47,607,509	47,607,509	9,705,112,095	1,715,985,182	11,708,553,990
Trade receivables	2,580,955,263	6,578,723,090	108,587,708	66,100,772	54,450,416		-	9,388,817,249
	2,580,955,263	6,723,357,276	156,195,217	113,708,281	102,057,925	9,705,112,095	1,715,985,182	21,097,371,239

DEBTS
Provisions and other charges	-	1,299,215,721	1,047,554,569	947,440,495	610,870,429	2,054,083,358	2,175,965,372	8,135,129,944
Financial debt	-	1,346,010,246	1,840,727,752	6,976,748,863	1,929,259,944	115,264,730,514	-	127,357,477,319
Deferred tax	-	-	-	-	-	-	23,239,819,313	23,239,819,313
Other financial liabilities	-	119,628,367	117,346,149	115,074,763	37,861,142	-	-	389,910,421
Commercial accounts payable and others	774,186,395	10,455,986,100	2,522,129,358	673,715,887	1,352,534,996	235,283,369	-	16,013,836,105
Specific allocation of income to be paid E.N.A.	-	2,550,435,375	872,663,163	872,663,163	581,775,442	-	-	4,877,537,143
	774,186,395	15,771,275,809	6,400,420,991	9,585,643,171	4,512,301,953	117,554,097,241	25,415,784,685	180,013,710,245

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information (Contd.)

General issues about the activity of the Society (Contd.)

4. Classification of receivables and debts, in a way that allows knowing the financial effects produced by its maintenance. It should enable the identification of:

a) Accounts in national currency, in foreign currency and in kind:

	Credits	Debts (*)

	$
In national currency	16,403,220	20,308,779
In foreign currency
American dollars	4,694,151	132,489,200
Euros	-	203,924
Total	21,097,371	153,001,903

(*) Does not include deferred profits or additional consideration of permit holders.

b) Balances subject to adjustment clauses and those that are not;

See note 11 to the present Financial Statements.

c) Balances that accrue interest and those that do not.

See note 6 to the present Financial Statements.

5. Detail of the percentage of participation in Companies of Article 33 of Law No. 19,550 in the capital and in the total number of votes. In addition, debit balances and / or creditors by company and segregated as provided in points 3 and 4 above.

Shareholders	Shareholders Number, Type and Nominal Value of Shares	Class of shares	% share in ordinary capital	% participation in total votes
Cedicor S.A.	21,973,747 Class A shares and 2,197,375 Class B ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class A & Class B	9,35%	9,35%
Corporación América Sudamericana S.A.	76,908,114 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	29,75%	29,75%
Corporación América S.A.	61,526,492 class C shares and 57,131,742 ordinary class A shares with a par value of $ 1 each and entitled to one vote per share.	Class C & Class A	45,90%	45,90%
Estado Nacional Argentino	38,779,829 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class D	15%	15%

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information (Contd.)

Classification of balances with Companies of Art. 33 of Law N ° 19,550 in the following categories:

Receivables:

Year	Thousands of $

1st Semester	433,090
Without established deadline	796
Total	433,886

Debts:

Year	Thousands of $

1st Semester	408,829
Without established deadline	-
Total	408,829

Classification of credits and debts, in a way that allows knowing the financial effects that its maintenance produces. It should enable the identification of accounts in national currency, in foreign currency and in kind:

Receivables with Societies of Art. 33 of Law N ° 19,550

In national currency	Thousands of $

Without adjustment clauses	433,886
433,886

Debts with Companies of Art. 33 of Law No. 19,550

In national currency	Thousands of $

Without adjustment clauses	408,829
408,829

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2022 presented in comparative format

Debts with Companies of Art. 33 of Law No. 19,550 (Cont.)

Also, see Note 7 to these financial statements.

Trade receivables or borrowings against directors, trustees, members of the supervisory board and their relatives up to and including the second degree. For each person, the maximum balance during the year (expressed in closing currency), the balance at the date of the financial statement, the reason for the credit, the currency in which it was granted and the clauses for monetary update and interest rates will be indicated. Applied.

They do not exist.

Physical inventory of inventories

Periodicity and scope of physical inventory of inventories. If there are assets of significant immobilization over time, for example more than one year, indicate their amount and if the corresponding provisions have been made.

They do not exist.

Current values

Sources of data used to calculate the current values used to value inventories, fixed assets and other significant assets. As an exception, the cost of the last purchase restated at the end of the fiscal year is admissible for inventories.

See Note 2 to the present Financial Statements.

Fixed assets

In the case of the existence of technically revalued use assets, indicate the method followed to calculate the reversal of the exercise of the "technical revaluation reserve" when part of it had been previously reduced to absorb losses.

They do not exist.

The total value recorded in the balance sheet of the unused useable assets must be reported.

They do not exist.

Participation in other companies

Participations in other companies in excess of what is allowed by article 31 of Law No. 19,550 and plans to regularize the situation.

They do not exist.

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information (Contd.)

Recoverable values

Criteria followed to determine the significant "recoverable values" of inventories, fixed assets and other assets, used as limits for their respective accounting valuations.

See note 2 to the present Financial Statements.

Insurance

Insurance that covers tangible assets. For each homogeneous group of assets, the risks covered, the sums insured and the corresponding book values will be recorded.

Risk covered	Amount insured	Residual book value

	Thousands of $
Fire	531,142,869	265,291,801
Vehicles and machines

See note 1 to the present financial statements.

Positive and negative contingencies

Elements considered calculating the provisions whose balances, considered individually or together, exceeding two percent (2%) of the equity.

Provision for Bad debts

It covers the risk of bad debts of accounts receivable and has been calculated taking into account a study of the possibility of collection of credits based on experience, credit policy and position, considering the amount estimated for such provision as reasonable and sufficient.

Contingent situations at the date of the financial statements whose probability of occurrence is not remote and whose patrimonial effects have not been accounted for, indicating whether the lack of accounting is based on their probability of being specified or on difficulties in quantifying their effects.

See notes 2 to the present Financial Statements

Irrevocable advances because of future subscriptions

State of the procedure addressed to its capitalization.

They do not exist.

Cumulative unpaid dividends of preferred shares.

See notes 1 and 16 of the present Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information (Contd.)

Conditions, circumstances or terms for the cessation of restrictions on the distribution of the unallocated results, including those that arise from the effect of the legal reserve to absorb final losses and are still pending reimbursement.

See notes 1, 16 and 17 to the present Financial Statements.

“Free translation from de original in Spanish for publication in Argentina”

Independent auditor’s report

To the Shareholders, President and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Ciudad Autónoma de Buenos Aires

CUIT N° 30-69617058-0

Report on financial statemt

Opinion

We have audited the individual financial statements of Aeropuertos Argentina 2000 S.A. which comprise the individual statement of financial position as at December 31, 2022, and individual statement of comprehensive income, individual statement of changes in equity, and individual statement of cash flows for the year then ended, and the notes to the individual financial statements, which include significant accounting policies and other explanatory information.

In our opinion, the accompanying individual financial statements present fairly, in all material respects, the individual financial position of the Company as at December 31, 2022, and its individual comprehensive income and its individual cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). These standards were adopted as auditing standards in Argentina through Technical Resolution No. 32 of the Argentine Federation of Professional Councils for Economic Sciences (FACPCE), as approved by the International Auditing and Assurance Standards Council (IAASB for its acronym in English) Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the individual financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code) and the ethical requirements that are relevant to our audit of the individual financial statements in Argentina. We have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

“Free translation from de original in Spanish for publication in Argentina”

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the individual financial statements of the current period. These matters were addressed in the context of our audit of the individual financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Revenue Recognition – Accuracy and Occurrence in Revenue Recognition

As described in note 2.15. and note 3 to the individual financial statements, the Company receives income from the following activities: a) aeronautical services provided to users and air operators of the airports covered by the concession and b) non-aeronautical income, which is obtained mainly through the commercial activities carried out within the concessioned airports. Among the main aeronautical services we can mention passenger use fees, aircraft landing fees and aircraft parking fees that are regulated by the Regulator of the National Airport System (ORSNA). Among the main non-aeronautical income are: income from use permits, for which the Company receives income from leases based on a fixed and/or variable fee, and income from the exploitation of fiscal warehouses, among others.

In line with IFRS 15, the Company recognizes revenue when performance obligations are fulfilled and control of services is transferred, as well as when the amounts can be measured reliably.

To calculate the value of the aforementioned income, numerous sources of information are used, which are maintained in different computer environments and automated processes that are susceptible to failures or errors in the proper functioning of each of the systems and/or in the exchange of information between them, as well as the manual intervention of some processes and controls. The effectiveness of the general internal control framework at a reasonable level of security related to the aforementioned systems and the revenue recognition process is essential to ensure the accuracy, correct period and occurrence of transactions.

This is a key audit matter because it is necessary to evaluate, among other aspects, the organization and governance of information systems, controls over maintenance and development of applications, physical and logical security, and the use of said systems.

Audit procedures performed in relation to this key matter included, among others:

•       Obtain an understanding and test the process carried out by the Company to process, authorize and recognize its income, as well as test the key controls associated with the recognition of income, including the information technology of the main systems involved in the process. revenue processing;

•      Inspection, on a selective basis, of contracts, as well as relevant communications with ORSNA that are related to revenue recognition;

•      We have performed substantive analytical procedures on aeronautical and non-aeronautical revenue;

•       We have assessed the impact of these revenues and test, on a selective basis, accounting entries, through inspection of supporting documentation to confirm that they have been properly recorded,

•       Evaluate the accounting policies disclosed in the individual financial statements with respect to the recognition of revenue.

“Free translation from de original in Spanish for publication in Argentina”

Other information

The other information comprises Management´s Report. Board of Directors is responsible for the other information.

Our opinion on the individual financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the individual financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the individual financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on the other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Board of Directors for the individual financial statements)

Board of Directors is responsible for the preparation and fair presentation of the individual financial statements in accordance with IFRS, and for such internal control as Board of Directors determines is necessary to enable the preparation of individual financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

“Free translation from de original in Spanish for publication in Argentina”

Auditor’s responsibilities for the audit of the individual financial statements

Our objectives are to obtain reasonable assurance about whether the individual financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these individual financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the individual financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Board of Directors.

•	Conclude on the appropriateness of Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the individual financial statements, including the disclosures, and whether the individual financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

“Free translation from de original in Spanish for publication in Argentina”

We communicate with Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide to Board of Directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with Board of Directors, we determine those matters that were of most significance in the audit of the individual financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on compliance with current regulations

In compliance with current provisions, we inform that:

a)	The individual financial statements of Aeropuertos Argentina 2000 S.A. are pending to be settled in the book "Inventories and Balances";

b)	the individual financial statements of Aeropuertos Argentina 2000 S.A arise from accounting records kept in their formal aspects in accordance with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the Comisión Nacional de Valores;

c)	As of December 31, 2022, the debt accrued in favor of the Sistema Integrado Previsional Argentino by Aeropuertos Argentina 2000 S.A. arises from its accounting records and from the Company's liquidations amounted to $ 579,749,759, not being payable at that date;

d)	In accordance with what is required by Article 21, subsection b), Chapter III, Section VI, Title II of the regulations of the Comisión Nacional de Valores, we inform that the total fees for auditing and related services invoiced Airports Argentina 2000 SA in the year ended December 31, 2022 represent:

d.1) 93.81% of the total fees for services billed to Aeropuertos Argentina 2000 S.A. for all concepts in said exercise;

d.2) 98.32% of the total fees for auditing and related services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related companies in said year;

d.3) 89.44% of the total fees for services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related for all concepts in said year;

“Free translation from de original in Spanish for publication in Argentina”

e)	We have applied the procedures on the prevention of money laundering and terrorist financing for Aeropuertos Argentina 2000 S.A. provided for in the corresponding professional standards issued by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 8, 2023.

PRICE WATERHOUSE & CO.
S.R.L.

by (Partner)
Miguel Angel Urus

“SURVEILLANCE COMMITTEE REPORT”

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 62 subsection c) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the separate individual financial statements of Aeropuertos Argentina 2000 S.A., including the individual statement of financial position as of December 31, 2022, the individual statements of comprehensive income, the individual statements of changes in equity and of cash flows for the period previously referred and a summary of the significant accounting policies and other explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated March 8th, 2023, who states that it has been issued in accordance with the International Standards on Auditing (ISAs), which were adopted as review standards in Argentina by Technical Pronouncement No. 32 and their respective adoption circulars of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

As stated in the chapter "Responsibilities of the Board of Directors in relation to the separate individual financial statements" of the external auditor's report, the Board of Directors of the Company is responsible for the reasonable preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), and the internal control that the Board of Directors deems necessary to allow the preparation of separate individual financial statements free of material misstatement, due to fraud or error.

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the Board of Directors.

The company has prepared its individual separate financial statements using IFRS, under the premise that the entity has the capacity to continue as a going concern.

In accordance with the provisions set forth in the article 4º, section III, chapter I, title XII of CNV’s regulation, we consider appropriate the quality of the accounting and auditing policies of the issuer and the degree of objectivity and independence of the external auditor in exercise of his functions, based on the items listed hereunder:

(i)            the separate individual financial statements were issued in accordance with the accounting principles generally accepted by the FACPCE and the CNV. Consequently, the quality of the accounting and auditing policies is satisfactory insofar as it conforms to those principles; and

(ii)            Price Waterhouse & Co. S.R.L. is an international and locally recognized firm which provides auditing services to numerous companies, including those that carry out activities for which their auditors must have been previously approved by regulatory agencies, such as the National Securities Commission (CNV). Taking into consideration such circumstances, we consider that the firm of auditors has the degree of objectivity and independence required for the exercise of its work.

Based on our review, with the scope described above, we hereby inform that the separate individual financial statements of Aeropuertos Argentina 2000 S.A. as of December 31, 2020 consider all significant events and circumstances that are known to us, and regarding said documents we have no other observations to make.

Additionally, in accordance with existing legal provisions we inform that:

a)            the separate individual financial statements of the company arise from the accounting records taken in their formal aspects in accordance with legal regulations, and maintain the conditions of security and integrity on the basis of which they were authorized by the CNV and they are pending to be copied in the book "Inventories and Balances";

b)            we have reviewed the Board of Directors’ annual report and have no observations to make as regards those matters that are within our competence; and

c)            in exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, March 8th, 2023.

Patricio A. Martin

By Surveillance Committee